

13003247

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Coastway Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001585023
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

{Clients/1303/00193622.DOC/ }

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cranston, State of Rhode Island on September 10, 2013, 2013.

COASTWAY BANCORP, INC.

By: 

William A. White
President and Chief Executive Officer

{Clients/1303/00193622.DOC/ }

EXHIBIT 99.3

PRO FORMA VALUATION REPORT

COASTWAY BANCORP, INC.
Cranston, Rhode Island

PROPOSED HOLDING COMPANY FOR:
COASTWAY COMMUNITY BANK
Cranston, Rhode Island

Dated As Of:
August 9, 2013

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 600
Arlington, Virginia 22201

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

August 9, 2013

Boards of Directors
Coastway Bancorp, MHC
Coastway Bancorp, LLC
Coastway Community Bank
One Coastway Plaza
Cranston, Rhode Island 02910

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and reissued by the Office of the Comptroller of the Currency ("OCC"), and applicable regulatory interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board ("FRB") in the absence of separate written valuation guidelines.

Description of Plan of Conversion and Reorganization

On August 22, 2013, the respective Boards of Directors of Coastway Bancorp, MHC adopted a plan of conversion and reorganization (the "Plan of Conversion"), whereby the MHC will convert to stock form. As a result of the conversion, Coastway Bancorp, LLC, which currently owns all of the issued and outstanding common stock of Coastway Community Bank ("Coastway" or the "Bank"), will be succeeded by a Maryland corporation with the name of Coastway Bancorp, Inc. ("Coastway Bancorp" or the "Company"). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Coastway Bancorp or the Company.

It is our understanding that Coastway Bancorp will offer its stock, representing the ownership interest held by the MHC, in a subscription offering to Eligible Account holders, Tax-Qualified Plans, Supplemental Eligible Account Holders and Other Depositors, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all orders received in the subscription offering, the shares may be offered for sale

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

to the public at large in a community offering and a syndicated offering. Upon completing the mutual-to-stock conversion and stock offering, the Company will be 100% owned by public shareholders.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Company, Coastway, the MHC and the other parties engaged by Coastway or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of the Company, Coastway and the MHC, including the prospectus as filed with the FRB and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Company, Coastway and the MHC that has included a review of audited financial information for the years ended December 31, 2009 through December 31, 2012 and a review of various unaudited information and internal financial reports through June 30, 2013, and due diligence related discussions with the Company's management; Wolf & Co., the Company's independent auditor; Luse Gorman Pomerenk & Schick, P.C., the Company's conversion counsel and Sandler O'Neill & Partners, L.P., the Company's marketing advisor in connection with the subscription and community offerings. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Coastway operates and have assessed Coastway's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Coastway and the industry as a whole. We have analyzed the potential effects of the stock conversion on Coastway's operating characteristics and financial performance as they relate to the pro forma market value of Coastway Bancorp. We have taken into consideration the balance sheet of the LLC and the MHC. We have reviewed the economic and demographic characteristics of the Company's primary market area. We have compared Coastway's financial performance and condition with selected publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Coastway's representation that the information contained in the regulatory applications and additional information furnished to us by Coastway and its independent auditor, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Coastway, or its independent auditor, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Coastway. The valuation considers Coastway only as a going concern and should not be considered as an indication of Coastway's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Coastway and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Coastway Bancorp's stock alone. It is our understanding that there are no current plans for selling control of Coastway. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Coastway Bancorp's common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of August 9, 2013, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including the shares to be issued to the Foundation equaled $37,349,750 at the midpoint, equal to 3,734,975 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% valuation range indicates a minimum value of $31,702,290 and a maximum value of $42,997,210. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 3,170,229 at the minimum and 4,299,721 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $49,491,790 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 4,949,179.

Based on this valuation range, the conversion stock offering (excluding the shares issued to the Foundation) will be as follows: 3,102,500 shares at the minimum, 3,650,000 shares at the midpoint, 4,197,500 shares at the maximum and 4,827,125 shares at the supermaximum of the offering range. These figures translate to offering values as follows: $31,025,000 at the minimum, $36,500,000 at the midpoint, $41,975,000 at the maximum and $48,271,250 at the supermaximum of the offering range.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable OCC regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion offering, or prior to that time, will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof.

The appraisal reflects only a valuation range as of this date for the pro forma market value of Coastway Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following completion of the conversion. RP Financial's valuation was based on the financial condition, operations and shares outstanding of Coastway as of June 30, 2013, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Coastway, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Coastway's stock offering.

Respectfully submitted,

RP® FINANCIAL, LC.



James J. Oren
Director

TABLE OF CONTENTS
COASTWAY BANCORP, INC.
COASTWAY COMMUNITY BANK
Cranston, Rhode Island

TABLE OF CONTENTS
COASTWAY BANCORP, INC.
COASTWAY COMMUNITY BANK
Cranston, Rhode Island
(continued)

LIST OF TABLES
COASTWAY BANCORP, INC.
COASTWAY COMMUNITY BANK
Cranston, Rhode Island

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Coastway is a Rhode Island-chartered stock savings bank headquartered in Cranston, Rhode Island. In 2013, Coastway reorganized into the mutual holding company structure by forming Coastway Bancorp, MHC, a Rhode Island-chartered mutual holding company. Coastway Bancorp, MHC owns 100% of the membership interest of Coastway Bancorp, LLC, a Rhode Island stock limited liability corporation, which in turn owns 100% of the outstanding shares of common stock of Coastway Community Bank.

Operating primarily in Rhode Island, the Bank maintains nine banking offices located in Providence and Kent Counties, located in northern and central Rhode Island. The Bank's lending market area consists of the State of Rhode Island and nearby contiguous areas of Connecticut and Massachusetts. A map of the Bank's branch offices provided in Exhibit I-1. Coastway is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC"). Coastway is subject to regulatory oversight and examination by the State of Rhode Island Department of Business Regulation and the FDIC (for deposit insurance purposes). At June 30, 2013, Coastway reported $375.7 million in assets, $330.0 million in deposits and total equity of $27.6 million, equal to 7.34% of total assets. Coastway's audited financial statements are included by reference as Exhibit I-2.

Plan of Conversion

The Board of Directors of Coastway adopted a plan of conversion and reorganization on August 22, 2013. Pursuant to the plan of conversion and reorganization, Coastway Bancorp, MHC will convert from the mutual form of organization to the fully stock form. In the conversion, a new Maryland stock holding company named Coastway Bancorp, Inc. ("Coastway Bancorp" or the "Company") will be organized and will sell shares of common stock to the public, and Coastway Bancorp, MHC and Coastway Bancorp, LLC will cease to exist. When the conversion is completed, all of the capital stock of Coastway Community Bank will be owned by Coastway Bancorp and all of the common stock of Coastway Bancorp will be owned by public shareholders. Following the completion of the offering, Coastway Bancorp will be a bank holding company, and its primary regulator will be the Federal Reserve.

The plan of conversion and reorganization provides that Coastway Bancorp will sell shares of its common stock in a subscription offering in descending order of priority to the Bank's members and other stakeholders as follows: eligible account holders; tax-qualified employee benefit plans; supplemental eligible account holders; and other depositors. If all shares are not subscribed for in the subscription offering, the Bank intends to offer common stock for sale to certain members of the public through a community offering. Shares not purchased in the subscription and community offerings may be offered for sale to the general public in a syndicated community offering.

At this time, no other activities are contemplated for Coastway Bancorp other than the ownership of the Bank, a loan to the newly-formed employee stock ownership plan ("ESOP") and reinvestment of the proceeds that are retained by the Company. In the future, Coastway Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends to shareholders and/or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Strategic Overview

Coastway has been serving the Rhode Island area since its founding in 1920 as the Telephone Workers Credit Union, a Rhode Island chartered credit union. Following a long history of serving the local market area and its members, as a credit union Coastway began expanding its market area served and merged with Ocean State Community Credit Union in 2000. Subsequent to this merger, as a credit union Coastway expanded its branch office network. On July 1, 2009, primarily in order to provide greater business lending authority, Coastway converted to a Rhode Island chartered mutual savings bank and changed its name to Coastway Community Bank.

While operating as a traditional credit union for most of its history, the Bank began to diversify its lending function by originating first and second position residential mortgage laons secured by 1-4 family properties in the local market area surrounding the office locations. A mortgage banking operation has been developed to sell most of the longer-term fixed rate conforming residential loans into the secondary market for interest rate risk and income purposes. In recent years, the Bank has further diversified the lending operations by originating commercial real estate, commercial business, small business program ("SBA") and commercial construction loans. These loans also provide yield and interest rate risk benefits, while diversifying the revenue base. Balance sheet growth has been pursued through having a competitive product line of deposit accounts, positioning the Bank as a local community bank, expanding and updating the branch office network and using borrowings for reinvestment in earning assets. The growth in funding and lending resulted in Coastway reaching an asset base of approximately $376 million as of June 30, 2013 and an equity base of approximately $28 million. The Bank's conservative lending operations, and the corresponding concentration in residential loan products has limited the level of delinquent loans during the most recent economic recession.

The additional equity obtained from the stock offering will increase the Bank's liquidity, leverage and growth capacity and the overall financial strength. Coastway's higher capital position resulting from the infusion of stock proceeds is anticipated to reduce interest rate risk through enhancing the interest-earning assets to interest-bearing liabilities ("IEA/IBL") ratio. The increased equity is expected to reduce funding costs. The Bank will also be better positioned to pursue growth and revenue diversification. The projected use of proceeds is highlighted below.

- The Company. The Company is expected to retain an estimated 50% of the net conversion proceeds. At present, funds at the holding company level are expected to be initially invested primarily into short-term investment grade securities, along with providing the funds for the employee stock ownership plan purchases. Over time, the funds may be utilized for various corporate purposes, including possibly funding purchases of stock for the restricted stock plan.
- The Bank. A minimum of 50% of the net conversion proceeds will be infused into the Bank as cash/tier 1 capital. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank will become part of general funds, pending deployment into loans and investment securities.

Balance Sheet Trends

Table 1.1 presents the Bank's historical balance sheet data for the most recent four fiscal years and as of June 30, 2013, all of which reflects data for Coastway as a mutual savings bank. Over this period, Coastway's total assets have increased at a 6.8% annual rate, with loans receivable, representing the majority of the asset base, increasing at a 5.9% annual rate, a slightly lower rate than assets over the same time period.

Assets have increased steadily from fiscal 2009 through June 30, 2013 as a result of the Bank's efforts to achieve balance sheet growth and to maintain a leveraged equity base. For the six months ended June 30, 2013, assets increased by $21.1 million, or 6.0%, with such

Table 1.1
Coastway Community Bank
Historical Balance Sheets

	As of December 31,								As of June 30,		12/31/2009-6/30/2013 Annual. Growth Rate
	2009		2010		2011		2012		2013		
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:											
Assets	$298,028	100.00%	$309,265	100.00%	$322,967	100.00%	$354,622	100.00%	$375,746	100.00%	6.84%
Cash and Equivalents	$5,174	1.74%	$5,241	1.69%	$5,366	1.66%	$7,020	1.98%	$9,863	2.62%	20.24%
FHLB Stock	3,408	1.14%	3,408	1.10%	3,408	1.06%	3,036	0.86%	2,694	0.72%	-6.50%
Loans Originated for Investment, Net	$260,068	87.26%	$257,045	83.11%	$269,578	83.47%	$296,999	83.75%	$309,156	82.28%	5.06%
Loans Held for Sale	8,591	2.88%	19,250	6.22%	14,528	4.50%	13,642	3.85%	19,082	5.08%	25.61%
Loans Receivable (net)	$268,659	90.15%	$276,295	89.34%	$284,106	87.97%	$310,641	87.60%	$328,238	87.36%	5.89%
Fixed Assets	13,659	4.58%	17,001	5.50%	22,739	7.04%	24,919	7.03%	23,149	6.16%	16.27%
Real Estate Owned	1,103	0.37%	435	0.14%	1,870	0.58%	2,594	0.73%	1,670	0.44%	12.58%
Real Estate Inv./Held for Sale	0	0.00%	0	0.00%	0	0.00%	1,354	0.38%	3,515	0.94%	NM
Non-Mortgage Servicing Rights	0	0.00%	0	0.00%	310	0.10%	398	0.11%	391	0.10%	NM
Other Assets	6,025	2.02%	6,885	2.23%	5,168	1.60%	4,660	1.31%	6,226	1.66%	0.94%
Deposits	$261,992	87.91%	$261,851	84.67%	$282,956	87.61%	$307,793	86.79%	$329,992	87.82%	6.82%
FHLB Advances, Other Borrowed Funds	8,942	3.00%	19,789	6.40%	10,769	3.33%	16,343	4.61%	14,000	3.73%	13.66%
Other Liabilities	2,593	0.87%	2,323	0.75%	3,119	0.97%	3,190	0.90%	4,159	1.11%	14.45%
Stockholders' Equity	$24,501	8.22%	$25,302	8.18%	$26,123	8.09%	$27,296	7.70%	$27,595	7.34%	3.46%
AOCI Adjustment	($460)	-0.15%	($350)	-0.11%	($541)	-0.17%	($516)	-0.15%	($516)	-0.14%	—
Offices Open			9		9		9		9		—

(1) Ratios are as a percent of ending assets.
Source: Audited and unaudited financial statements and RP Financial calculations.

asset growth funneled primarily into loans held for investment, loans held for sale and cash and equivalents. Since December 31, 2009, asset growth has been funded with increasing levels of deposits and borrowings, with deposits providing a majority of the funding growth since that date. Equity also has increased since fiscal 2009 at an annual rate of 3.5%, reflecting net profits during this period, and reached $27.6 million at June 30, 2013, or 7.34% of assets. A summary of Coastway's key operating ratios for the past five years is presented in Exhibit I-3.

A key long term business strategy of Coastway is to maintain a significant investment in whole loans receivable. As such, the Bank's loan portfolio totaled $328.2 million, or 87.4% of assets at June 30, 2013, an increase from $268.7 million, or 90.2% of assets as of December 31, 2009. From fiscal 2009 through June 30, 2013, despite an increase in loan balance, Coastway's loans/assets ratio decreased modestly, reflecting additional investment of available funds in cash equivalents, fixed assets and real estate owned. The combination of the decrease in loans receivable as a percent of assets offset by increased dependence on borrowed funds for funding resulted in the loan/deposit ratio decreasing from 102.54% at December 31, 2009 to 99.47% at June 30, 2013.

Coastway's investment in loans reflects the Bank's historical concentration in business lending, including Small Business Administration ("SBA"), commercial real estate, commercial business and commercial construction lending. Such loans increased from $66.6 million, or 27.8% of loans at December 31, 2009 to $135.4 million, or 43.9% of loans at June 30, 2013. The commercial lending activities represent a primary part of the Bank's business strategy to maximize revenue (in terms of yield on portfolio loans and income from the sale of loans into the secondary market) and provide benefits in areas such as interest rate risk. Residential first and second position mortgage lending also is a long-term lending activity, and such loans comprise the majority of the remaining loan portfolio ($171.4 million, or 55.5% of total loans as of June 30, 2013). Coastway historically originated consumer loans to members and customers, primarily automobile loans (reflective of the credit union focus on consumer lending). However, this type of lending has been de-emphasized in recent years, and consumer loans totaled a minimal $1.9 million, or 0.6% of loans as of June 30, 2013.

The residential mortgage lending operations include a substantial mortgage banking program focused on reducing the level of originations of fixed-rate residential mortgage loans for portfolio and instead selling conforming fixed rate mortgage loans into the secondary market, primarily on a servicing released basis. The mortgage banking operations are evident in the balance of loans held for sale as shown in Table 1.1, totaling $19.1 million, or 5.1% of assets as of June 30, 2013. This balance has increased steadily since 2009 in line with the increasing mortgage banking activities. The majority of the Bank's 1-4 family residential first mortgage loan originations conform to standards set by secondary market governmental agencies and are sold to private sector institutions. For the six months ended June 30, 2013, the Bank sold $81.5 million of residential 1-4 family real estate loans.

As indicated above, the Bank's loan portfolio comprises almost 90% of assets. The intent of the Bank's cash and investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Coastway's cash operating needs and credit and interest rate risk objectives. Historically, the level of cash and equivalents has remained in the range of 1.0% to 2.0% of assets, which has been sufficient for daily operational needs. The ratio increased as of June 30, 2013 primarily due to the timing of funding of loan sales and originations. As of June 30, 2013, the portfolio of cash and cash equivalents totaled $9.9 million, equal to 2.6% of assets.

Regarding an investment securities portfolio, as of June 30, 2013 the Bank did not hold any investments such as U.S. government securities, municipal bonds and mortgage-backed securities ("MBS"), apart from its required investment of FHLB of Boston stock at $2.7 million, or 0.72% of assets. The Bank reviews for impairment based on the ultimate recoverability of the cost basis in the FHLB stock, and no impairment has been recognized as of June 30, 2013. The level of cash and investments is anticipated to increase initially following conversion, pending gradual redeployment into higher yielding loans.

Coastway owns the headquarters office building and seven of the nine branch office locations. The headquarters office in Cranston is a 22,671 square foot building constructed in 2003, with a net book value of $3.4 million at June 30, 2013. This office, along with investment in the other branch offices (including land, buildings, and furniture, fixtures and equipment), totaled $23.1 million, or 6.2% of assets as of June 30, 2013. Since fiscal 2009, the Bank has pursued a strategy of expanding the branch office network, replacing or renovating existing offices, and purchasing land for potential additional offices. Thus, the investment in fixed assets has increased by 69.5% from $13.7 million as of December 31, 2009. Asset growth over the same time period has moderated the impact of this investment on the balance sheet and operating results. The book value of fixed assets represents a notable level of investment, which reduces the level of interest earning assets on the balance sheet and impacts the income statement through depreciation and operating expenses.

There are no current plans to add to the branch network following completion of a move to a new branch office in Lincoln, Rhode Island and the planned move to a new headquarters office (scheduled for the second quarter of 2014). In connection with the new headquarters office, as of June 30, 2013 the Bank held two real estate parcels for sale, one consisting of land purchased for development into a branch office and the other an existing office building originally targeted to be a new headquarters office (total book value of $3.5 million as of June 30, 2013). Coastway has decided to sell both parcels, and the existing headquarters office building, and has identified another office building to purchase as a new headquarters office. These purchase and sale transactions of real estate, all of which are in-process as of June 30, 2013, are not expected to materially change the total investment in fixed assets.

Reflecting the generally strong asset quality of the Bank, the balance of real estate owned ("REO") was a modest $1.7 million or 0.4% of assets at June 30, 2013. Such REO reached a high of $2.6 million as of December 31, 2012, but has remained relatively modest in balance over the past four fiscal years.

Since December 31, 2009, Coastway's funding needs have been provided by retail deposits, borrowed funds and retained earnings. Similar to the trend in assets, the balance of the Bank's deposits has increased steadily since 2009, reaching a high of $330.0 million as of June 30, 2013. As a result of the growth in assets, the proportion of assets funded with deposits has remained essentially constant at 88% over the time period shown in Table 1.1. The growth in deposits has been achieved through increases in all account types, as the Bank offers a competitive community-based product line of retail deposits to individuals and businesses in its market area. The Bank maintains a concentration of deposits in core transaction and savings account deposits, which comprised 62.6% of deposits at June 30, 2013, versus 59.6% of total deposits at fiscal year-end 2010.

Coastway has also historically utilized funding with borrowings to an increasing extent to support the asset size, fund liquidity and cash flow needs for the mortgage banking and portfolio lending operations, and to manage funding costs and interest rate risk. Borrowings reached a high of $19.8 million as of December 31, 2010, declined in 2011, but subsequently increased to $14.0 million, or 3.7% of assets, at June 30, 2013. The Bank's utilization of borrowings has been generally limited to fixed rate, fixed maturity characteristics of overnight and mid- or longer-term advances.

The balance of equity increased between fiscal 2009 and June 30, 2013 as the Bank recorded profitable operations. Reflecting the combination of this increase in equity and the increase in assets over that time period, the equity-to-assets ratio declined from 8.22% at year end 2009 to 7.34% at June 30, 2013. All of the Bank's equity is tangible, and the Bank maintained surpluses relative to all of its regulatory capital requirements at June 30, 2013. The pro forma return on equity ("ROE") is expected to initially decline given the increased equity position.

Income and Expense Trends

Table 1.2 presents the Bank's income and expense trends over the past four years and for the 12 months ended June 30, 2013. Coastway has recorded consistently profitable operations over this time period, ranging from a high of $1.1 million or 0.34% of average assets for fiscal 2012 to a low of $468,000, or 0.16% of average assets for fiscal 2009. For the 12 months ended June 30, 2013 the Bank reported net income of $966,000, or 0.35% of average assets. The income statement has been affected by various non-operating income or expense items over the past four and a half years, including such items as gains on the sale of loans (mortgage banking income), real estate gains or losses and professional fees related to the formation of the MHC in 2013. Net interest income and operating expenses represent the primary components of the Bank's income statement. Other revenues for the Bank largely are derived from the Bank's mortgage banking income, as well as customer service fees and charges on the deposit base and lending operations. The level of loan loss provisions due to the prevailing economic trends and the Bank's asset quality has also affected the level of net income in the shown fiscal years.

The Bank's net interest income to average assets ratio has reflected the impact of market interest rate trends and internal lending strategies over the time period shown in Table 1.2. Net interest income as a percent of average assets has declined from a high of 3.53% during fiscal 2010 to a low of 3.04% for the 12 months ended June 30, 2013. While the net interest income ratio is supported by the high proportion of loans on the balance sheet as a percent of assets, the prevailing low interest rate environment, and the competitive environment in the market area served have resulted in new portfolio loans carrying relatively lower yields. Interest income as a percent of average assets has declined from 4.65% for fiscal 2010 to 3.79% for the latest 12 month period (equal to a reduction of 0.86% of average assets). The Bank's level of interest income is also supported by the relatively modest level of non-accruing loans, which would act to reduce the level of interest income recognized. In contrast, while funding costs have also declined in recent periods, the reduction in interest expense has

Table 1.2
Coastway Community Bank
Historical Income Statements

	For the Fiscal Year Ended December 31,								12 Months Ended June 30, 2013	
	2009		2010		2011		2012			
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$13,926	4.64%	$14,116	4.65%	$13,717	4.34%	$13,207	3.91%	$13,463	3.79%
Interest Expense	(4,572)	-1.52%	(3,403)	-1.12%	(2,704)	-0.86%	(2,650)	-0.78%	(2,661)	-0.75%
Net Interest Income	$9,354	3.12%	$10,713	3.53%	$11,013	3.48%	$10,557	3.13%	$10,802	3.04%
Provision for Loan Losses	(1,111)	-0.37%	(1,244)	-0.41%	(1,157)	-0.37%	(1,109)	-0.33%	(734)	-0.21%
Net Interest Income after Provisions	$8,243	2.75%	$9,469	3.12%	$9,856	3.12%	$9,448	2.80%	$10,068	2.83%
Other Income	$4,078	1.36%	$3,156	1.04%	$3,083	0.97%	$3,291	0.97%	$3,321	0.93%
Operating Expense	(13,459)	-4.49%	(13,441)	-4.43%	(14,158)	-4.48%	(14,640)	-4.34%	(15,452)	-4.35%
Net Operating Income	($1,138)	-0.38%	($816)	-0.27%	($1,219)	-0.39%	($1,901)	-0.56%	($2,063)	-0.58%
Mortgage Banking Income	$698	0.23%	$1,684	0.55%	$2,937	0.93%	$3,884	1.15%	$4,210	1.18%
Gain on Sale of Premises/Equipment	$392	0.13%	$0	0.00%	$0	0.00%	$0	0.00%	$0	0.00%
Rec(Loss) on NCUA Share Ins./Mem. Cap.	2	0.00%	180	0.06%	0	0.00%	0	0.00%	0	0.00%
Unrealized Loss on Real Estate HFS	0	0.00%	0	0.00%	0	0.00%	0	0.00%	(482)	-0.14%
Total Non-Operating Income/(Expense)	$394	0.13%	$180	0.06%	$0	0.00%	$0	0.00%	($482)	-0.14%
Net Income Before Tax	($46)	-0.02%	$1,048	0.35%	$1,718	0.54%	$1,983	0.59%	$1,665	0.47%
Income Taxes	514	0.17%	(471)	-0.16%	(706)	-0.22%	(835)	-0.25%	(699)	-0.20%
Net Income (Loss)	$468	0.16%	$577	0.19%	$1,012	0.32%	$1,148	0.34%	$966	0.27%
Expense Coverage Ratio	74.7%		92.2%		98.5%		98.6%		97.2%	
Efficiency Ratio	95.3%		85.4%		83.1%		82.6%		84.3%	
Effective Tax Rate (Benefit)	NM		44.9%		41.1%		42.1%		42.0%	
Return on Avg. Equity	——		2.32%		3.92%		4.36%		3.57%	

(1) Ratios are as a percent of average assets.

Source: Audited financial statements and RP Financial calculations.

equaled 0.37% of average assets since fiscal 2010. The Bank's interest rate spreads and yields and costs for the past three years are set forth in Exhibits I-3 and I-4.

Non-interest operating income ("other income") has historically been a notable contributor to the Bank's income statement, and averaged 1.09% of average assets for fiscal years 2009 through 2012. Such income declined in dollar amount from 2009 to 2011 but has modestly increased since then in relation to the growth in assets. The non-interest operating income ratio is dependent upon the level of banking activities, including core deposit accounts, with customer service fees constituting the primary source of non-interest income for the Bank. For the 12 months ended June 30, 2013 other income totaled $3.3 million, or 0.93% of average assets.

As a significant part of the revenue base, Coastway recognizes a material level of income from the gain on sale of loans as a part of the Bank's mortgage banking operations. Gains on sale of loans have increased steadily since fiscal 2009 from $698,000, or 0.23% of average assets to $4.21 million or 1.18% of average assets for the 12 months ended June 30, 2013. The increase shown in Table 1.2 reflects increases in the volume of 1-4 family residential real estate loans sold, a result of efforts by the Bank to increase its presence in the marketplace, the low interest rate environment and customer demand for fixed rate conforming 1-4 family residential real estate loans in recent years. Historically, loans originated for sale were relatively evenly split between purchase transactions and refinance transactions, in recent periods the proportion of loans originated for purchase transactions has increased to 70% of originations.

Operating expenses represent the other major component of the Bank's income statement, with such expenses showing only modest fluctuation over the time period shown in Table 1.2 as a percent of average assets. Total operating expenses (inclusive of the mortgage banking operations) equaled $15.5 million, or 4.35% of average assets during the 12 months ended June 30, 2013. The increase in operating expenses since 2009 reflects general inflation costs and the overall costs of operations, including the expansion of the various operating departments of the Bank. The Bank's level of operating expenses is indicative of the higher staffing needs associated with the growth of its branch office network, resulting in increased salaries and employee benefits. The branch openings also led to increased depreciation expenses on the Bank's premises and equipment. Additional increasing operating expenses include the mortgage banking operations, foreclosed real estate expenses, deposit services expenses, and other general and administrative expenses including professional fees and data processing expenses. Upward pressure will be placed on the Bank's expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans.

The trends in the net interest income and operating expense ratios since fiscal 2009 have caused the expense coverage ratio (net interest income plus mortgage banking income divided by operating expenses) to increase gradually from a low of 74.7% in fiscal 2009 to the range of 97% to 98% since fiscal 2011, indicating that net interest income was essentially sufficient to cover the Bank's operating expenses. The mortgage banking income is included in this calculation since the expenses related to mortgage banking are included in the expense base. Also reflecting a favorable trend, Coastway's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) has decreased from 2009 to 84.3% for the 12 months ended June 30, 2013 from a high of 95.3% in fiscal 2009. The level of other income and mortgage banking income has assisted in maintaining the efficiency ratio. Going forward, the Bank believes the efficiency ratio should improve with continued efforts to control operating expenses and reinvestment of the offering proceeds.

As noted earlier, loan loss provisions have generally had a moderate impact on the income statement, reflecting the Bank's generally favorable asset quality and the decreasing need for increased reserve coverage despite a challenging economic environment. During the 12 months ended June 30, 2013, the Bank incurred loan loss provisions of $734,000, allowing for an increase in the allowance for loan and lease losses ("ALLL") balance to $1.6 million as of that date. Reflecting the Bank's asset quality position, chargeoffs have been relatively modest and generally decreasing in recent periods from a high reached in fiscal 2011. As of June 30, 2013, ALLLs equaled 15.89% of non-performing loans, 13.63% of non-performing assets, and 0.52% of total loans receivable. Exhibit I-5 sets forth the Bank's allowance for loan loss activity during the past five years.

Non-operating items have had a minimal impact on the Bank's income statement in past four and a half years and have consisted primarily of gains/losses on the sale of fixed assets. During fiscal year 2009 and 2010 the Bank reported gains on sale of premises and equipment as well as one-time gains related to a reimbursement of National Credit Union Administration investments. During the 12 months ended June 30, 2013, Coastway recorded an unrealized loss of $482,000 related to the write-down of two real estate properties that were classified as held for sale.

The Bank's income tax status has been impacted by the varying levels of pre-tax income recorded over the past four and a half years. For fiscal year 2009 Coastway recorded a tax benefit based on the then-current tax position of the Bank. For fiscal years 2010, 2011 and 2012 and the 12 months ended June 30, 2013, Coastway recorded tax expense based on recorded taxable income. The effective tax rates were within a narrow range and equaled 42.0% for the 12 months ended June 30, 2013. The Bank's marginal effective statutory tax rate approximates 39.5%, and this is the rate utilized to calculate the net reinvestment benefit from the offering proceeds.

Interest Rate Risk Management

Coastway's balance sheet is asset-sensitive in the shorter-term and, thus, the net interest margin will typically be favorably affected during periods of rising and higher interest rates, as well as in the interest rate environment that prevailed during 2013 in which interest rates began to rise after a prolonged period of depression since 2008. Coastway measures its interest rate risk exposure by use of the net present value of equity at risk ("NPV") methodology, which provides an analysis of estimated changes in the Bank's NPV under the assumed instantaneous changes in the U.S. treasury yield curve. Utilizing figures as of June 30, 2013, based on a 2.0% instantaneous and sustained increase in interest rates, the NPV model indicates that the Bank's NPV would increase by 12.9% (see Exhibit I-6).

The Bank pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Bank manages interest rate risk from the asset side of the balance sheet through selling the majority of its long-term, conforming fixed-rate 1-4 family residential real estate loans that it originates, while retaining the majority of the shorter-term adjustable-rate residential real estate loans that it originates. At the same time, Coastway diversifies into other types of lending beyond 1-4 family permanent mortgage loans such as originating commercial real estate, SBA and commercial business loans, all of which have shorter terms and higher interest rates. As of June 30, 2013, of the Bank's total loans due after December 31, 2013, ARM loans comprised 66.1% of those loans (see Exhibit I-7). On the liability side of the balance sheet, management of interest rate risk has been pursued through maintaining a concentration of deposits in lower cost and less interest rate sensitive transaction and savings accounts, and reducing dependence on certificates of deposits and wholesale funding. Coastway also strives to lengthen the weighted average maturity of its liabilities through retail deposit pricing strategies and longer-term wholesale funding sources. Core deposits, which consist of transaction and savings accounts, comprised 62.6% of the Bank's deposits at June 30, 2013. The infusion of stock proceeds will serve to further limit the Bank's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Bank's capital will lessen the proportion of interest rate sensitive liabilities funding assets.

There are numerous limitations inherent in interest rate risk analyses such as the credit risk of Bank's loans pursuant to changing interest rates. Additionally, such analyses do not measure the impact of changing spread relationships, as interest rates among various asset and liability accounts rarely move in tandem, as the shape of the yield curve for various types of assets and liabilities is constantly changing in response to investor perceptions and economic events and circumstances.

Lending Activities and Strategy

Coastway operates two principal lending activities: (1) the origination of 1-4 family residential first mortgage loans and second position loans and lines of credit; with the first position loans originated primarily for sale into the secondary market; and, (2) commercial real estate, SBA, commercial business and commercial construction loans as part of a commercial lending focus. In recent years, Coastway has increased its focus on commercial lending in an effort to diversify its overall loan portfolio and increase the overall yield earned on loans. Details of the Bank's loan portfolio composition are shown in Exhibit I-8, while Exhibit I-9 provides details of the Bank's loan portfolio by contractual maturity date.

Residential Real Estate Lending

Coastway primarily originates first position fixed-rate 1-4 family residential real estate loans, and depending on interest rate, local and regional real estate market conditions and borrower preferences, also offers adjustable rate 1-4 family residential real estate loans, secured by traditional 1-4 family residential real estate property. The Bank typically sells servicing released the majority of its fixed rate conforming loans to the secondary market. As of June 30, 2013, residential first mortgage portfolio loans equaled $87.0 million, or 28.2% of total loans, with adjustable rate loans totaling 22.2% of total residential first mortgage loans. The Bank also maintained a balance of loans held for sale of $19.1 million. As shown in Exhibit I-8, the balance of first position residential mortgage portfolio loans has remained essentially constant since December 31, 2008 at approximately $86 million. As described above, the residential loan origination function includes a substantial mortgage banking operation, whereby conforming fixed rate first position loans are sold into the secondary market on a servicing released basis. The Bank recognizes fee income on the sale of the loans.

Coastway's mortgage loans are generally underwritten according to Fannie Mae, Freddie Mac, FHA or Rhode Island Housing guidelines as conforming loans, with most of the 1-4 family mortgage loans secured by residences in the local markets surrounding the branch office locations. Loan-to-value ratios ("LTV") of mortgage loans are generally limited to 80% of the lower of the sales price or appraised value, or 90% LTV if the loans carry private mortgage insurance.

Fixed rate 1-4 family residential real estate loans typically have terms of 10 to 30 years and balances up to the maximum conforming loan limit as set by the federal government. Loans are also originated above this lending limit or loans that do not conform for other reasons, in the form of jumbo loans that are retained in its portfolio. These loans typically have terms of 15 to 30 years and maximum LTVs of 90%. Adjustable-rate 1-4 family residential real estate loans offered by the Bank in general have terms-to-maturity ranging from 10 to 30 years and have fixed rates for initial terms of five years. These loans are usually held in portfolio. The Bank also offers ARM loans with terms of one through ten years and adjust annually thereafter at a margin tied to a premium above the LIBOR rate. The ARM loans are subject to a 5% adjustment cap for the first adjustment period, and 2% per adjustment period cap thereafter with a lifetime interest rate cap of 5% above the initial interest rate of the loan.

On a limited basis, the Bank offers 1-4 family residential mortgages secured by non-owner occupied properties. From 2000 to 2006, the Bank originated "stated income" loans, which are loans whereby the borrowers income source is not subject to verification through the application process. Such loans in portfolio totaled $3.6 million as of June 30, 2013.

Home Equity Loans and Lines of Credit

Another long term primary lending activity for Coastway consists of second position residential loans. Total home equity loans and lines of credit equaled $84.4 million, or 27.4% of the loan portfolio as of June 30, 2013, representing an increase in balance from $69.5 million, or 29.0% of loans as of December 31, 2008. These loans include home equity loans and lines of credit secured by the borrower's primary or secondary residence, with the focus of such lending conducted in the geographic footprint served by the branches. Home equity loans and lines of credit have been pursued for interest rate risk and yield enhancement benefits. Home equity loans are primarily originated with fixed rates of interest with terms of up to 15 years, while home equity lines of credit are originated with adjustable-rates based on the prime rate plus an applicable premium. These loans are generally underwritten with combined loan-to-value ratios up to 80%. Home equity loans and lines of credit are generally available in amounts of between $5,000 and $2.0 million.

Commercial Real Estate/Multi-Family Lending

As of June 30, 2013, commercial real estate/multi-family loans totaled $83.2 million, or 27.0% of the total loan portfolio, and the balances of these loans have been increasing in recent years due to the Bank's focus to diversify its loan portfolio and increase yield. As of December 31, 2008, commercial real estate/multi-family loans totaled $25.1 million, or 10.5% of the total loan portfolio. These types of loans are attractive credits given the higher yields, larger balances, shorter duration and prospective relationship potential. Commercial real estate loans generally have initial terms of five to ten years and amortization terms of 15 to 20 years, with a balloon payment at the end of the initial term and may be fixed or adjustable rate. The maximum LTVs are generally 75% for commercial real estate loans and 80% for multi-family loans, of the lower of cost or appraised value of the property securing the loan. Debt service coverage ratios are generally required at 1.20x.

These loans are generally priced at a higher rate of interest, have larger balances and involve a greater risk profile than 1-4 residential mortgage loans. Often the payments on commercial real estate loans are dependent on successful operations and management of the property. When originating commercial real estate loans, the Bank evaluates the qualifications and financial condition of the borrower, as well as the value and condition of the property securing the loan. The Bank will also generally require and obtain personal guarantees from the principals. The average loan size of the commercial real estate loans is approximately $364,000, typically secured by medical, retail, industrial, warehouse, service or other commercial properties.

Commercial Construction Loans

Construction and land loans totaled $6.0 million, or 1.9% of loans outstanding, at June 30, 2013, representing a modest level of lending activity for the Bank. Such balances have increased from $2.0 million, or 0.8% of total loans as of December 31, 2008. Commercial construction loans generally have initial terms of up to 12 months, during which the borrow pays interest only. Upon completion of construction, these loans generally convert to permanent loans. Commercial construction loans have loans and terms comparable to permanent commercial real estate loan originations, with maximum LTV is 80% of the lesser of the appraised value of the completed property or the contract price for the land plus the value of improvements.

Construction loans generally involve greater credit risk than improved owner-occupied real estate lending. Coastway reviews and inspects each property before disbursement of loan funds, and also requires detailed cost estimates to complete the construction project and an appraisal of the property.

SBA Loans

Another segment of the commercial lending activities of Coastway includes commercial business and commercial real estate loans utilizing the Small Business Administration's 7(a) Program. At June 30, 2013, SBA loans totaled $37.7 million, or 12.2% of total loans, compared to $36.5 million, or 15.2% of loans as of December 31, 2008. Coastway is a preferred lending provider for the SBA and can determine SBA eligibility for a loan without prior SBA approval. The Bank generally originates loans which qualify for guarantees up to 85% of principal and accrued interest. The guaranteed portions of the loans are also frequently sold in the secondary market, allowing the Bank to recognize gains on sale. Coastway typically seeks SBA guarantees on loans that exhibit minimum capital levels, a short time in business, lower collateral coverage or maximum loan terms beyond the Bank's normal underwriting criteria.

Commercial Business Lending

As part of the full-service business lending philosophy, Coastway originates commercial business loans on non-real estate commercial business assets including lines of credit and term loans. The Bank originates commercial business loans to small businesses located regionally in its market area, including loans to provide working capital or to acquire equipment, and secured by accounts receivable, inventory and business equipment. As of June 30, 2013, the Bank had $8.3 million of commercial business loans in portfolio, equal to 2.7% of total loans, an increase from $2.9 million, or 1.2% of loans as of December 31, 2008. The average loan size of the commercial business loan portfolio was $107,000 as of June 30, 2013.

Commercial business term loans generally have terms of three to seven years and are priced at a margin above the FHLB of Boston rate of a corresponding term. Commercial business lines of credit have terms of one to two years, and are priced at an adjustable rate tied to the prime rate. Commercial business loans have greater credit risk compared to 1-4 family residential real estate loans, because the availability of funds for the repayment of commercial business loans are dependent on the success of the business and the general economic environment of the Bank's market area. The Bank generally obtains personal guarantees with these loans.

Consumer Lending

To a minor extent, Coastway originates a variety of consumer loans to individuals who reside or work in the Bank's market area, including loans secured by new and used automobiles, boats, recreational vehicles and certificates of deposits. As of June 30, 2013, consumer loans totaled $1.9 million, or 0.6% of total loans. The Bank offers such loans since they tend to have shorter maturities and higher interest rates than mortgage loans. These loans also help to expand and create stronger customer relationships and opportunities for cross-marketing. Consumer loans have greater risk compared to mortgage loans, due to their dependence on the borrower's continuing financial stability.

Loan Originations and Sales

Exhibit I-10 provides a summary of the Bank's lending activities over the past three and a half fiscal years, illustrating the mortgage banking and commercial lending activities of the Bank. Annual lending volume was in excess of $200 million from 2010 to 2012, and totaled $291.9 million for the 12 months ended June 30, 2013. Within the specific loan categories, 1-4 family residential first mortgage loan originations totaled $494.4 million for the most recent three fiscal years, or 74% of total originations over the three year period. For the most recent six months, 1-4 family residential loans totaled $103.4 million, or 72% of total originations.

Commercial loan originations (commercial real estate, SBA, commercial business, commercial construction) equaled $31.6 million, or 22.0% of total originations for the most recent six month period. Over the past three and a half years, a minimal $2.4 million of loans were purchased, consisting of commercial real estate loans in fiscal 2012.

Exhibit I-10 also presents details of the loan sales activity since fiscal 2010. As discussed earlier, loan sales, consisting of 1-4 family fixed rate loans, totaled $452.3 million for fiscal years 2010 to 2012, or 95.2% of total loan sales. Other loan sales during this time period consisted primarily of SBA loans, equal to $17.9 million, or 3.8% of total sales. For the six months ended June 30, 2013, loan sales totaled $86.1 million, of which $81.5 were residential loans and $2.5 million were SBA loans.

Asset Quality

Coastway's lending operations include originations of construction/land, commercial real estate/multi-family, commercial business and consumer loans for portfolio, all of which carry a higher risk profile than traditional 1-4 family mortgage lending. Since fiscal 2009 the Bank has experienced a fluctuating level of non-performing assets ("NPAs"), consisting of non-accruing loans, REO, and accruing troubled debt restructured loans ("Accruing TDRs"). NPAs and Accruing TDRs have ranged from a low of $10.6 million as of December 31, 2011 to a high of $15.2 million at December 31, 2009, and declined to $11.7 million at June 30, 2013. Included in the June 30, 2013 figure is $3.4 million of Accruing TDRs. Non-accruing loans totaled $6.6 million as of June 30, 2013, and were comprised of 1-4 family first and second position loans (83%) and commercial loans (17%). All of the REO balance consisted of residential property. Exhibit I-11 presents a history of NPAs for the Bank since 2008.

To track the Bank's asset quality and the adequacy of valuation allowances, Coastway has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed quarterly by senior management and the Board. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of June 30, 2013, the Bank maintained general and specific reserves of $1.6 million, equal to 0.52% of total loans receivable and 24.15% of non-accruing loans.

Funding Composition and Strategy

Deposits have traditionally accounted for the major portion of the Bank's IBL, although over the past four and a half years borrowed funds have remained a modest yet steady source of funding as the Bank has relied on borrowed funds to supplement cash flow needs and lengthen the maturities of liabilities. At June 30, 2013, deposits equaled $330.0 million, or 95.9% of total deposits and borrowings, a slight decrease from 96.7% at December 31, 2009. Exhibit I-12 sets forth the Bank's deposit composition for the past three years and Exhibit I-13 provides the interest rate and maturity composition of the certificate of deposit ("CD") portfolio at June 30, 2013. CDs constitute the largest but decreasing portion of the Bank's deposit base, totaling 37.4% of deposits at June 30, 2013 versus 40.4% of deposits as of December 31, 2010. All types of core deposits, including NOW/demand, money market and savings accounts, increased as a percent of total deposits over the past two and a half fiscal years. Transaction and savings account deposits equaled $206.7 million, or 62.6% of total deposits at June 30, 2013, versus $156.1 million, or 59.6% of total deposits, at December 31, 2010.

Coastway's current CD composition reflects a concentration of short-term CDs (maturities of one year or less). As of June 30, 2013, the CD portfolio totaled $123.3 million, and 37.4% of the CDs were scheduled to mature in one year or less. As of June 30, 2013, jumbo CDs (balances exceeding $100,000) amounted to $45.9 million, or 37.2% of total CDs. There were no brokered CDs in portfolio as of June 30, 2013. As noted above, the balances of CDs in recent years has been affected by offering rates, which increases the attractiveness of those deposits relative to lower yielding transaction and savings account deposits.

Borrowings have served as an alternative funding source for the Bank to facilitate asset growth, management of funding costs, management of liquidity as a result of the mortgage banking operation and interest rate risk. Coastway maintained $14.0 million of FHLB advances at June 30, 2013 with a weighted average rate of 0.84%, which included either short-term overnight advances or advances that had fixed interest rates with maturity dates primarily through 2013. Exhibit I-14 provides further detail of the Bank's borrowings activities during the past three years.

Subsidiary Operations

The Bank currently does not operate any subsidiaries. Upon completion of the conversion, Coastway will become the wholly-owned subsidiary of the Company.

Legal Proceedings

The Bank is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

II. MARKET AREA ANALYSIS

Introduction

Coastway operates a community banking business through its corporate office and nine branch office locations in Providence County (six branches) and Kent County (three branches), Rhode Island. The Bank serves most of the state of Rhode Island, containing a total population of 1.1 million (almost 60% of the population is located in the headquarters' county of Providence). The Bank's market area also includes the broader Providence MSA, which includes the five counties in Rhode Island and one county in southern Massachusetts, encompassing a total population of 1.6 million. Certain information regarding the Bank's office locations is presented in Exhibit II-1.

The Bank focuses on providing personal service while meeting the needs of its retail and business customer base, emphasizes personalized banking services to retail customers and offers a broad array of deposit services including demand deposits, regular savings accounts, money market deposits, certificates of deposit and individual retirement accounts. The Bank's market area coverage, from its beginnings as a credit union and recent conversion to a savings institution, has expanded as the Bank's branch office network has increased.

Future business and growth opportunities, in particular in the small business lending area, will be partially influenced by economic and demographic characteristics of the regional markets, particularly the future growth and stability of the regional economy, and the nature and intensity of the competitive environment for financial institutions. These factors outlined herein have been considered in the analysis of the Bank's pro forma market value.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the financial services industry and the economy as a whole. The national economy experienced a severe downturn during 2008 and 2009, as the fallout of the housing crisis caused the wider economy to falter, with most significant indicators of economic activity declining by substantial amounts. The overall economic recession was the worst since the great depression of the 1930s. Approximately 8 million jobs were lost during the recession, as consumers cut back on spending, causing a reduction in the need for many products and services. Total personal wealth declined notably due to the housing crisis and the drop in real estate values. As measured by the nation's gross domestic product ("GDP"), the recession officially ended in the fourth quarter of 2009, after the national GDP expanded for two consecutive quarters. The economic expansion has continued since that date, albeit at a relatively slow pace, with recent GDP growth of 2.2% for calendar year 2012, 1.1% for the first quarter of 2013 and 1.7% for the second quarter. Notably, a large portion of GDP growth during 2009 through 2012 was generated through federal stimulus programs, bringing into question the sustainability of the recovery without government support.

Reflecting a measure of recovery of the economy, the national annualized inflation rate averaged 2.29% for the three year period of 2010-2012. For the six months ended June 2013, the rate of inflation averaged an even lower rate of 1.57%. Indicating another level of improvement, the national unemployment rate equaled 7.6% as of June 2013, a moderate decline from 8.2% as of June 2012, but still high compared to recent historical levels. There remains uncertainty about the near term future, particularly in terms of the speed at which the economy will recover, the impact of the housing crisis on longer term economic growth, and the near-term future performance of the real estate industry, including both residential and commercial real estate prices, all of which have the potential to impact future economic growth. While the number of jobs has increased nationally over the past several years, most newly created jobs have been somewhat lower wage positions. The current and projected size of government spending and deficits also has the ability to impact the longer-term economic performance of the country.

The major stock exchange indices have increased substantially since the depths of the recession in 2008 and 2009. After recording a month-end low of 7062.93 in February 2009, the Dow Jones Industrial Average ("DJIA") has more than doubled in value through mid-2013. Over the last 12 months, while there has been a measure of period-to-period volatility, the DJIA has continued to trend upward. As an indication of the changes in the nation's stock markets over the last 12 months, as of June 28, 2013 the Dow Jones Industrial Average closed at 14,909.60, an increase of 15.8% from June 29, 2012, while the NASDAQ Composite Index stood at 3,403.25, an increase of 15.9% over the same time period. The Standard & Poor's 500 Index totaled 1,606.28 as of June 28, 2013, an increase of 17.9% from June 29, 2012.

Regarding factors that most directly impact the banking and financial services industries, in the past year the number of housing foreclosures have begun to decline in many regional or urban areas of the country, as the backlog of foreclosed properties is processed. However, there remains specific states, or areas that continue to experience elevated levels of foreclure activity, at times due to state foreclosure laws and processes, which have delayed such actions over the past several years. Similarly, median home values have recovered in many parts of the county, but continue to be below historical highs. Existing home sales have also shown improvement, along with the housing construction industry. While concerns about a "double-dip" housing recession have lessened in recent periods, Coastway will continue to employ strict, prudent underwriting for such loans being placed into its portfolio, and will work to aggressively resolve substandard credits.

Based on the consensus outlook of 54 economists surveyed by The Wall Street Journal in June 2013, economic growth is expected to improve from an annualized growth rate of 1.5% in 2012 to 3.0% in 2015. Most of the economists expect that the unemployment rate will remain steady at 7% into 2014; the pace of job growth will only serve to bring the unemployment rate down slowly. On average, the economists expect that the unemployment rate will be 6.4% by the end of 2014, with the economy adding around 2.2 million jobs from June 2013 to June 2014. On average, the economists did not expect the Federal Reserve to begin raising its target rate until 2014 at the earliest and the yield on the 10-year Treasury would increase to 3.61% by the end of 2015. Inflation pressures were forecasted to decrease and remain steady in the range of 2.0% to 2.3% through the end of 2015, and that the price of oil was expected to settle around $95 a barrel. The Federal Housing Finance Agency Index was projected to rise by 6.7% in 2013. Projections for housing starts were mostly unchanged.

The 2013 housing forecast from the Mortgage Bankers Association (the "MBA") was for existing home sales to increase by approximately 4.9% from 2012 levels and new home sales were expected to increase by 11.5% in 2013 from their relatively depressed levels in 2012. The MBA forecast showed increases in the median sale price for new and existing homes in 2013. Total mortgage production is forecasted to be down in 2013 to $1.4 trillion compared to $1.8 trillion in 2012. The reduction in 2013 originations is largely due to a 13% reduction in refinancing volume, with refinancing volume forecasted to total $818 billion in 2013. Comparatively, house purchase mortgage originations are predicted to increase by 17.7% in 2013, with purchase lending forecasted to total $592 billion in 2013.

Interest Rate Environment

In terms of interest rates, through the first half of 2004, in a reaction to try to avoid a significant slowdown of the economy, the Federal Reserve lowered key market interest rates to historical lows not seen since the 1950s, with the federal funds rate equal to 1.00% and the discount rate equal to 2.00%. Beginning in June 2004, the Fed began slowly, but steadily increasing the federal funds and overnight interest rates in order to ward off any possibility of inflation. Through June 2006, the Fed had increased interest rates a total of 17 times, and as of June 2006, the Fed Funds rate was 5.25%, up from 1.00% in early 2004, while the Discount Rate stood at 6.25%, up from 2.00% in early 2004. The Fed then held these two interest rates steady until mid-2007, at which time the downturn in the economy was evident, and the Fed began reacting to the increasingly negative economic news. Beginning in August 2007 and through December 2008, the Fed decreased market interest rates a total of 12 times in an effort to stimulate the economy, both for personal and business spending.

As of January 2009, the Discount Rate had been lowered to 0.50%, and the Federal Funds rate target was 0.00% to 0.25%. These historically low rates were intended to enable a faster recovery of the housing industry, while at the same time lower business borrowing costs, and such rates remained in effect through early 2010. In February 2010, the Fed increased the discount rate to 0.75%, reflecting a slight change to monetary strategy. The effect of the interest rate decreases since mid-2008 has been most evident in short term rates, which decreased more than longer term rates, increasing the slope of the yield curve. This low interest rate environment has been maintained as part of a strategy to stimulate the economy by keeping both personal and business borrowing costs as low as possible. The strategy has achieved its goals, as borrowing costs for residential housing have been at historical lows, and the prime rate of interest remains at a low level. Longer-term interest rates (10-year treasury) increased somewhat in mid-2013 in response to the expectation that the Federal Reserve will cease its treasury buying efforts to keep longer term rates low.

As of June 28, 2013, one- and ten-year U.S. government bonds were yielding 0.15% and 2.52%, respectively, compared to 0.22% and 1.60%, as of June 28, 2012. This has had a mixed impact on the net interest margins of many financial institutions, as they rely on a spread between the yields on longer term assets and the costs of shorter term funding sources. However, institutions who originate substantial volumes of prime-based loans have given up some of this pickup in yield as the prime rate declined from 5.00% as of June 30, 2008 to 3.25%

as of December 31, 2008, and has remained at that level since that date. Historical interest rate information is presented in Exhibit II-2.

Regional/Local Economic Factors

Primary Market Area Overview

The primary market area for business operations is the state of Rhode Island, which is part of the Providence-New Bedford-Fall River, RI-MA MSA (the "Providence MSA"). To a much lesser extent, the Bank conducts business (primarily lending) in contiguous areas to the state of Rhode Island, however these activities are currently relatively minor. The market area served is in the heart of southern New England. Rhode Island is a relatively well-developed area settled in the early part of the country's history that has a wide range of new and old housing and commercial building stock. Geographically, Rhode Island covers a small area, and thus the Bank's current branch office network provides access to a material portion of the statewide population base. Such operations are essentially limited to the western side of Narragansett Bay, the region containing all of the Bank's offices.

The region has long experienced a modestly growing economy, with a historical dependence on manufacturing and employment generated by military bases. In recent decades, health care, financial services, defense industry, tourism and gambling have become more important segments of the economy. In the most recent periods, Rhode Island has experienced to some degree the national issues related to home value declines, foreclosure rates, or other real estate related problems that are prevalent across most of the country. However, overall, the statewide economy remains relatively weak in comparison to other neighboring states and other regions of the country.

Coastway holds a small market share of deposits in the primary market area, given its asset size, number and size of competitors and the overall population base, and thus has potential for additional growth. Similar to other areas of the country, Coastway operates in a competitive environment and competes with a number of national, regional and locally-based financial institutions. In addition, the Bank faces competition from mortgage banking companies, consumer finance companies, investment houses, mutual funds, insurance companies and other financial intermediaries. Over the most recent years, the competitive factors have intensified with the growth of electronic delivery systems, particularly the Internet.

Demographic Trends

Table 2.1 presents information regarding the demographic and economic trends for the Bank's market area from 2010 to 2012 and projected through 2017, highlighting the somewhat unfavorable market area trends for financial institutions in general and Coastway specifically. Additional data is presented in Exhibit II-3. Data for the nation, the State of Rhode Island and the Providence MSA are included for comparative purposes. The size and scope of the market area is evidenced by the demographic data, which shows that as of 2012 the total population of the state was 1.1 million, with 59% of the state population in Providence County. Most of the population base is concentrated along the northern end of Narragansett Bay, a natural water harbor. Between 2010 and 2012 the population growth rate of the state was slightly negative, significantly lower than the national rate, indicating a gradually declining population base. Over this time period, the Rhode Island and Michigan were the only states in the nation to record population declines. Similar to the state, Providence County also recorded a reduction in population from 2010 to 2012, while Kent County recorded a slight increase. However, over the next projected five years, the state, MSA and both market counties are expected to experience modest population decreases, compared to much larger projected population growth for the country, indicating a relatively challenging future operating environment for financial institutions.

Changes in the number of households in the market area have generally paralleled trends with respect to population, although at slightly more favorable rates of change. This reflects a national trend towards smaller average household sizes. These stable or slowly shrinking trends in households also will act to limit business opportunities for community financial institutions such as Coastway and result in increased levels of competition for available retail and commercial banking business.

Table 2.1 also provides certain median age distribution figures for the market area, the state of Rhode Island and the nation. The data reveals that the state and the market area counties all contained somewhat older population bases than the nation as a whole, indicative of the historical concentration in manufacturing employment The lack of population growth provides for a gradual aging of the population base as younger residents leave the area for employment opportunities elsewhere. Kent County in particular, reported the highest overall median age figures.

Table 2.1
Coastway Community Bank
Summary Demographic Data

	Year			Growth Rate	
	2010	2012	2017	2010-2012 (%)	2012-2017 (%)
Population (000)					
USA	308,746	313,129	323,986	0.7%	0.7%
Rhode Island	1,053	1,050	1,038	-0.1%	-0.2%
Providence MSA	1,601	1,603	1,599	0.1%	-0.1%
Providence County	627	621	612	-0.5%	-0.3%
Kent County	166	166	165	0.1%	-0.2%
Households (000)					
USA	116,716	118,209	122,665	0.6%	0.7%
Rhode Island	414	412	410	-0.2%	-0.1%
Providence MSA	627	627	628	0.0%	0.0%
Providence County	242	240	236	-0.5%	-0.3%
Kent County	69	68	68	-0.1%	0.0%
Median Household Income ($)					
USA	NA	50,157	56,895	NA	2.6%
Rhode Island	NA	53,372	63,323	NA	3.5%
Providence MSA	NA	53,554	62,557	NA	3.2%
Providence County	NA	46,859	55,565	NA	3.5%
Kent County	NA	58,424	70,263	NA	3.8%
Per Capita Income ($)					
USA	NA	26,409	29,882	NA	2.5%
Rhode Island	NA	28,395	32,690	NA	2.9%
Providence MSA	NA	28,231	32,100	NA	2.6%
Providence County	NA	25,159	28,819	NA	2.8%
Kent County	NA	30,344	34,749	NA	2.7%
2012 Age Distribution (%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55-69 Yrs.	70+ Yrs.
USA	19.6	27.4	27.1	16.6	9.2
Rhode Island	17.1	27.5	27.6	17.3	10.6
Providence MSA	17.4	26.8	28.1	17.3	10.5
Providence County	17.7	29.7	26.9	15.6	10.1
Kent County	16.5	23.1	29.9	19.1	11.5
2012 HH Income Dist. (%)	Less Than 25,000	$25,000 to 50,000	$50,000 to 100,000	$100,000+	
USA	24.7	25.1	29.9	20.3	
Rhode Island	24.1	22.4	31.0	22.5	
Providence MSA	23.9	22.4	30.9	22.8	
Providence County	28.5	23.8	29.2	18.4	
Kent County	17.8	23.2	35.7	23.2	

Source: SNL Financial

Table 2.1 also provides data concerning household and per capita income levels, which are important indicators of a market area's health and attractiveness in terms of housing and economic activity. The 2012 median household incomes ranged from $46,859 in Providence County to $58,424 in Kent County, with the lower figure for Providence County indicative of the generally lower incomes prevalent in urbanized areas in comparison to the suburban Kent County. The state and MSA average for median household income was slightly higher than the national average, given the state's position in the densely populated northeast corridor. Per capita incomes generally tracked the household income data, with Providence County recording the lowest per capita income of all comparative areas. Household income distribution patterns shown in Table 2.1 also provide support for earlier statements regarding the nature of the Bank's market as approximately 48% of Providence County households had income levels in excess of $50,000 annually in 2012 while the ratio was 59% for the Kent County and 54% for the state average.

Summary of Local Economy

Rhode Island's historical economy was based on industries such as textiles, jewelry, silverware, metals/machinery and footwear/rubber products. The access to the Atlantic Ocean and location along the east coast resulted in establishment of military bases and other military-related industries and employment. Similar to many areas all across the county, in the past century manufacturing and other labor intensive industries have declined in Rhode Island and been replaced by a more service-oriented economy. Presently, Rhode Island's economy includes large private companies in the health care, financial services, marine products, defense and manufacturing sectors. Notable firms headquartered in Rhode Island include CVS Pharmacy, Textron, Hasbro and Amica Insurance. Other companies that maintain large divisions in Rhode Island include Fidelity Investments, Metlife Insurance and General Dynamics. Rhode Island is also a center of higher education, with Brown University, the University of Rhode Island, Johnson & Wales and Bryant University. The U.S. Navy has had a significant presence in the Newport area, through the Naval Station Newport and the Naval Undersea Warfare Center. Government and non-profit community service agencies employ significant numbers of workers, and the tourism industry serves visitors from all over the world. The employment base is relatively diversified such that loss of employment in one sector would not have a material impact on the overall employment situation. Rhode Island's largest employers, including the approximate number of employees, are provided in Table 2.2.

Table 2.2
Coastway Community Bank
Rhode Island Largest Employers

Company/Institution	Employees (#)
Rhode Island State Government	14,904
Lifespan	11,869
US Government	11,581
Roman Catholic Diocese of Providence	6,200
Care New England	5,953
CVS Corp	5,800
Citizens Financial Group, Inc.	4,991
Brown University	4,800
Stop & Shop Supermarket Co., Inc.	3,632
Bank of America	3,500
Fidelity Investments	2,934
Rhode Island ARC	2,851
Metlife Insurance Co.	2,604
General Dynamics Corp.	2,243
University of Rhode Island	2,155

Source: Rhode Island Economic Development Corp., 2011

Major Market Area Employment Sectors

Employment data, presented in Table 2.3 below, indicates that similar to many larger, developed areas of the country, services are the most prominent sector for the state of Rhode Island and the two Providence MSA counties, comprising approximately 30% of total employment. Healthcare, at approximately 15% for the state and two counties, is the second largest employment sector. Another large component of the economy of the market area is government employment, reflecting the location of the state capitol and the military bases previously mentioned. Wholesale and retail trade, at approximately 12%, is the third largest employment sector. Manufacturing employment was relatively similar in both market area counties, and was less than 10% of total employment, reflecting the overall decline of this historically important and significant employment sector. Finance, insurance and real estate employment was highest in Kent County, indicative of the higher incomes and more recent population growth in that county when compared to the older, more developed Providence

County. This data indicates that the Bank's market area has a relatively diversified economic base, such that a downturn in any one industry will likely not have a large impact on the regional economy. This diversification provides a level of stability that is a positive factor for financial institutions such as Coastway. Additional employment data by sector is included in Exhibit II-4.

Table 2.3
Coastway Community Bank
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employment Sector	Rhode Island	Providence County	Kent County
	(% of Total Employment)		
Services	29.2%	30.1%	26.0%
Healthcare	14.9%	16.9%	14.0%
Government	12.3%	10.9%	9.2%
Wholesale/Retail Trade	12.5%	11.6%	13.4%
Finance/Insurance/Real Estate	10.3%	10.2%	12.2%
Manufacturing	7.2%	7.0%	7.3%
Construction	4.6%	4.4%	4.9%
Information	2.0%	2.3%	1.8%
Transportation/Utility	2.3%	2.2%	3.5%
Agriculture	0.3%	0.1%	0.2%
Other	4.6%	4.3%	7.5%
	100.0%	100.0%	100.0%

Source: Bureau of Economic Analysis, 2011

Unemployment Data

Table 2.4 below provides recent unemployment data for the Bank's market area, which provides an additional indication of the economic and demographic health of the primary market area. Indicative of the somewhat less favorable economic conditions in the state and modest growth opportunities, the unemployment rate in Rhode Island at 8.5% was well above the national average of 7.6% as of June 2013. The unemployment rates of both Providence and Kent counties were also above the national average. However, the data also indicates that similar to national and statewide trends, the unemployment rates in both market area counties decreased over the most recent 12 month period. Kent County reported the lowest unemployment rate in the market area served, and an unemployment rate lower than the state average but higher than the national average. Providence County reported the highest unemployment rate, significantly above the state average. This data is an unfavorable statistic for financial institutions such as Coastway that depend on a strong local economy for attracting and maintaining customer deposits and loans. The higher unemployment rates are more significant due to the slow population growth, which indicates that job growth is relatively low.

Table 2.4
Coastway Community Bank
Unemployment Trends

Region	June 2012 Unemployment	June 2013 Unemployment
USA	8.2%	7.6%
Rhode Island	10.3%	8.5%
Providence County	11.5%	9.5%
Kent County	9.7%	7.7%

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics/Competition

Table 2.5 displays deposit market trends and deposit market share, respectively, for commercial banks and savings institutions for the State of Rhode Island and the Bank's market area from June 30, 2010 to June 30, 2012 (Coastway converted from a credit union to a savings institution on July 1, 2009, and thus no directly comparable historical deposit data is available prior to that date). Deposit growth trends are important indicators of a market area's current and future prospect's for growth. As shown in Table 2.5, Rhode Island's deposits increased at an annual rate of 6.2% over the two year time period, with commercial banks increasing deposits at a strong annual rate of 8.9%, while savings and loan associations experienced an annualized decline of 17.5%. As of June 30, 2012 commercial banks held a market share of 93.0% of total bank and thrift deposits in the state of Rhode Island.

Table 2.5
Coastway Community Bank
Deposit Summary

	As of June 30,						
	2010			2012			Deposit
	Deposits	Market Share	No. of Branches	Deposits	Market Share	No. of Branches	Growth Rate 2010-2012
	(Dollars in Thousands)						(%)
Rhode Island	$39,828,043	100.0%	259	$44,916,379	100.0%	259	6.2%
Commercial Banks	35,204,453	88.4%	177	41,769,663	93.0%	215	8.9%
Savings Institutions	4,623,590	11.6%	82	3,146,716	7.0%	44	-17.5%
Providence County	$27,442,922	100.0%	141	$32,501,164	100.0%	143	8.8%
Commercial Banks	25,543,872	93.1%	103	31,520,467	97.0%	129	11.1%
Savings Institutions	1,899,050	6.9%	38	980,697	3.0%	14	-28.1%
Coastway Community	134,888	0.5%	7	149,436	0.5%	7	5.3%
Kent County	$7,468,588	100.0%	45	$7,057,380	100.0%	44	-2.8%
Commercial Banks	6,265,432	83.9%	29	6,135,117	86.9%	34	-1.0%
Savings Institutions	1,203,156	16.1%	16	922,263	13.1%	10	-12.4%
Coastway Community	141,755	1.9%	2	151,069	2.1%	2	3.2%

The table indicates that deposit growth in Providence County, the location of the Bank's headquarters office and the majority of the deposit base, was 8.8% annually from June 30, 2010 to June 30, 2012, exceeding the growth rate of the state. Similar to the statewide trends, commercial banks recorded higher growth in deposits over the two year period, while savings institutions reported declines. Commercial banks also held a higher market share position of bank and thrift deposits in Providence County, 97.0%, as of June 30, 2012, compared to the statewide average. In Kent County, bank and thrift deposits experienced declines in both commercial banks and savings institutions. Savings institutions held a higher market share of deposits in Kent County, at 13.1%, than in Providence County.

As of June 30, 2012, Coastway maintained a relatively modest 0.5% deposit market share in Providence County and 2.1% in Kent County, representative of the overall large size of the deposit base and indicating that future deposit gains and market share gains are possible. Over the two year period shown, Coastway recorded growth in deposits in both counties, with the Bank's growth in Kent County higher than the county-wide growth rate. It is important to note that Coastway's growth capabilities were limited through July 1, 2012 due to a regulatory restriction and regulatory capital limit that was imposed for a three year period after completion of the charter conversion in 2009. Subsequent to the expiration of this limit on July 1, 2012, the

Bank has been able to noticeably increase deposits.

Competition

The competitive environment for financial institution products and services on a national, regional and local level can be expected to become even more competitive in the future. Consolidation in the banking and thrift industries provides economies of scale to the larger institutions, while the increased presence of investment options provides consumers with attractive investment alternatives to financial institutions. The Bank faces notable competition in both deposit gathering and lending activities, including direct competition with financial institutions that primarily have a local, regional or national presence. Securities firms and mutual funds also represent major sources of competition in raising deposits. In many cases, these competitors are also seeking to provide some or all of the community-oriented services as the Bank. With regard to lending competition, the Bank encounters the most significant competition from the same institutions providing deposit services. In addition, the Bank competes with mortgage companies, independent mortgage brokers, and credit unions.

From a competitive standpoint, the Bank benefits from its status of a locally-owned financial institution, longstanding customer relationships, and continued efforts to offer competitive products and services. However, competitive pressures will also likely continue to build as the financial services industry continues to consolidate and as additional non-bank investment options for consumers become available. Table 2.6 lists the Bank's largest competitors in the two counties currently served by its branches, based on deposit market share as noted. The proceeds from the proposed stock offering will enhance the Bank's competitiveness by providing increased operating flexibility, including potential branching, focus on cross-selling and marketing and potential acquisition.

Table 2.6
Coastway Community Bank
Market Area Deposit Competitors

Location	Name	Market Share	Rank
Providence County, RI	Bank of America Corp. (NC)	65.71%	
	RBS	22.20%	
	Santander	4.21%	
	Brookline Bancorp, Inc. (MA)	2.72%	
	Lazares & Co. LLC	1.50%	
	Washington Trust Bancorp, Inc.	0.95%	
	Webster Financial Corp. (CT)	0.69%	
	Coastway Community Bank	**0.46%**	**8 out of 17**
Kent County, RI	RBS	33.59%	
	Centreville Savings Bank	19.75%	
	Bank of America	8.59%	
	Santander	8.24%	
	Brookline Bancorp, Inc. (MA)	7.50%	
	Washington Trust Bancorp, Inc.	5.95%	
	Coastway Community Bank	**5.02%**	**7 out of 14**

Source: SNL Financial

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Coastway's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Coastway is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Coastway, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies with unusual operating strategies, such as internet banking, those under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded banks is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 110 fully converted savings institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Coastway will be a fully public company upon completion of the offering, we considered only fully public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected 10 institutions with characteristics similar to those of Coastway. In the selection process, we applied two "screens" to the universe of all public companies that were eligible for consideration:

- o Screen: New England institutions with assets less than $1 billion and have fully converted for at least one year. Seven companies met the criteria for the screen and were included in the Peer Group.
- o Screen: New Jersey and Eastern Pennsylvania institutions with assets less than $1 billion and have fully converted for at least one year. Three companies met the criteria for the screen and were included in the Peer Group.

Exhibit III-1 provides financial and public market pricing characteristics of all publicly-traded thrifts, while Exhibit III-2 provides financial and public market pricing characteristics of the Peer Group. Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Coastway, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Coastway's financial condition, income and expense trends, loan composition, credit risk and interest rate risk versus the Peer Group as of the most recent publicly available date.

A summary description of the key comparable characteristics of each of the Peer Group companies relative to Peer Group as a whole is detailed below.

- o Alliance Bancorp, Inc. of Broomall, PA ("ALLB"). Alliance, with a branch office network of nine branches, maintains lower loans/assets but higher deposits/assets ratios as the Peer Group as a whole. It also maintained the highest balance of cash and equivalents among the Peer Group, significantly higher than the Peer Group average. Reporting the largest decrease in assets during the most recent 12 months, Alliance had the second highest tangible equity position of the Peer Group at the same time. Alliance reported a higher level of net income than the Peer Group average, as well as a lower operating expense ratio than the average. The loan portfolio was comprised of the lowest concentration of 1-4 family loans among the Peer Group, with a relatively high concentration in multi-family and commercial real estate loans.
- o BSB Bancorp, Inc. of Belmont, MA ("BLMT"). BSB, the second largest Peer Group member in assets, operates from four offices. It reported the third highest loans/assets ratio of the Peer Group members, and a comparable proportion of deposits as the funding base as the Peer Group average. BSB recorded the smallest positive net income among the Peer Group, with both net interest income and non-interest income

Table 3.1
Peer Group of Publicly-Traded Thrifts

Ticker	Financial Institution	Exchange	Primary Market	Total Assets (1)	Offices	Fiscal Year	Conv. Date	As of August 9, 2013 Stock Price ($)	Market Value ($Mil)
SIFI	SI Financial Group, Inc. of CT	NASDAQ	Willimantic, CT	$949	21	31-Dec	01/11	$ 11.13	$ 113
BLMT	BSB Bancorp, Inc. of MA	NASDAQ	Belmont, MA	909	4	31-Dec	10/11	14.10	132
THRD	TF Fin. Corp. of Newtown PA	NASDAQ	Newtown, PA	715	14	31-Dec	07/94	27.70	79
HBNK	Hampden Bancorp, Inc. of MA	NASDAQ	Springfield, MA	668	9	30-Jun	01/07	15.75	89
COBK	Colonial Financial Serv. of NJ	NASDAQ	Bridgeton, NJ	633	9	31-Dec	07/10	14.00	54
CBNK	Chicopee Bancorp, Inc. of MA	NASDAQ	Chicopee, MA	597	8	31-Dec	07/06	17.56	95
PEOP	Peoples Fed Bancshrs Inc of MA	NASDAQ	Brighton, MA	578	6	30-Sep	07/10	18.35	119
ALLB	Alliance Bancorp, Inc. of PA	NASDAQ	Broomall, PA	457	9	31-Dec	01/11	14.95	77
WEBK	Wellesley Bancorp, Inc. of MA	NASDAQ	Wellesley, MA	397	2	31-Dec	01/12	17.20	43
GTWN	Georgetown Bancorp, Inc. of MA	NASDAQ	Georgetown, MA	211	3	31-Dec	07/12	14.87	28

(1) Most recent quarter end available.

Source: SNL Financial, LC.

below the Peer Group average. BSB reported the highest concentration of commercial real estate loans and consumer loans as a percent of assets. BSB's asset quality ratios were generally more favorable than the Peer Group average, although reserve coverage ratios were somewhat lower than peer averages.

- Chicopee Bancorp, Inc. of Chicopee, MA ("CBNK"). CBNK operates from a network of eight offices in Massachusetts, and Chicopee reported a higher loans/assets and a similar funding structure as the Peer Group on average. The equity/assets ratio was above the Peer Group average. Profitability was higher than the Peer Group average, supported by a higher net interest income ratio. Operating expenses were also somewhat higher than the Peer Group. Loan diversification was greatest in commercial business loans, the highest ratio among Peer Group members. Investment in MBS was the lowest of all Peer Group members. Asset quality ratios were more favorable than the Peer Group averages, including higher reserve coverage ratios.

- Colonial Financial Services of Bridgeton, NJ ("COBK"). COBK, operating from nine offices, reported the lowest loans/assets, the highest level of cash and investments/assets and the highest deposits/assets ratios of all Peer Group members. The equity/assets ratio was also the lowest among the Peer Group. Profitability was the lowest among the Peer Group, caused by the lowest net interest income ratio, the lowest yield-cost spread, and the highest loss due to real estate operations. COBK reported modest diversification away from residential assets and a higher investment in MBS in relation to the Peer Group average, resulting in a lower risk-weighted assets-to-assets ratio. Asset quality ratios were less favorable than the Peer Group, including the highest levels of non-performing assets and non-performing loans of all Peer Group members. Reserve coverage ratios were the lowest of the Peer Group.

- Georgetown Bancorp, Inc. of Georgetown, MA ("GTWN"). Georgetown, the smallest Peer Group member, reported the highest loans/assets and the lowest deposits/assets ratios. Borrowed funds were the highest of the Peer Group. The equity/assets ratio was in line with the median of the Peer Group. Profitability was supported by the highest net interest income ratio in the Peer Group, offset in part by the highest operating expense ratio. Net non-operating gains also supported net income. Georgetown maintained the highest reliance on 1-4 family loans in the asset base among the Peer Group, and also with considerable loan diversification in other loan types. Asset quality ratios are generally more favorable than the Peer Group averages.

- Hampden Bancorp, Inc. of Springfield, MA ("HBNK"). HBNK, with a branch office network of nine branches, maintained lower loans/assets and deposits/assets ratios as the Peer Group as a whole, offset by higher borrowings. Reporting a modest increase in assets and cash and investments during the most recent 12 months, HBNK's tangible equity position remained below the Peer Group average. Above average profitability was mainly related to lower levels of provisions. HBNK reported the highest investment in MBS among the Peer Group, and relatively high loan portfolio concentrations in consumer loans. Problem asset ratios were less favorable than the Peer Group averages, including lower reserve coverage ratios.

- Peoples Federal Bancshares Inc. of Brighton, MA ("PEOP") PEOP, operating out of six offices in Massachusetts, reported the highest equity/assets ratio of the Peer Group and an balance sheet structure that is similar to the Peer Group averages. Below average profitability was caused by lower levels of net interest income as well as non-interest income and higher operating expenses. Loans were concentrated in residential and commercial assets, as there was modest diversification into other loan types. Asset quality ratios were the most favorable among the Peer Group, with the lowest levels of non-performing assets and the highest levels of loan loss reserves.

- SI Financial Group, Inc. of Willimantic, CT ("SIFI"). The largest Peer Group member, SIFI operates from 21 office locations. SIFI reported slightly below average loan/assets and deposit/assets ratios, and was the only Peer Group member with subordinated debt. Assets declined slightly over the past 12 months. A small net loss was caused by lower net interest income and higher operating expenses than the Peer Group average. The lower net interest income was evident in the low yield-cost spread. SIFI maintained a more highly diversified loan portfolio with lower concentration in 1-4 family loans, and higher levels of commercial real estate and commercial business loans than average. Income diversification was evident in the highest loans serviced for others portfolio of all Peer Group members. Asset quality ratios were more favorable than the Peer Group average, although reserve coverage ratios were modestly lower.

- TF Financial Cop. Of Newtown, PA ("THRD"). THRD, the third largest Peer Group member, operates 14 branch offices. It maintained a comparable balance sheet structure to the Peer Group average, but with a somewhat lower level of equity. Profitability was the highest among the Peer Group, induced by the highest levels of net interest income and non-interest income, along with lower operating expenses. Loans were concentrated in residential assets, as there was little diversification into other loan types. THRD also maintained a significant loans serviced for others portfolio. The asset quality ratios were generally in line with the Peer Group averages.

- Wellesley Bancorp, Inc. of Wellesley, MA ("WEBK"). WEBK, the second smallest Peer Group member, operates the smallest branch network of only two branch offices. Operating with the second highest loans/assets ratio and a higher than average level of borrowings, WEBK experienced the largest growth in assets and loans over the past 12 months, accompanied also by the largest increase in borrowings. Above average profitability was a result of relatively higher net interest income and lower operating expense ratios, offset in part by lower non-interest income. WEBK maintains a much higher level of construction and land development loans than the Peer Group on average. Asset quality ratios were more favorable than the Peer Group average.

In aggregate, the Peer Group companies maintained a higher level of equity as the industry average (13.99% of assets versus 13.16% for all public companies), but recorded a lower level of profitability as a percent of average assets (0.37% ROAA versus 0.56% for all public companies), as well as a less favorable ROE (2.66% ROE versus 4.37% for all public companies). The Peer Group's average P/B ratio was lower than the Peer Group average, while the average P/E multiple was above the respective average for all publicly-traded thrifts.

	All Fully-Conv. Publicly-Traded	Peer Group
Financial Characteristics (Averages)		
Assets ($Mil)	$2,489	$611
Market capitalization ($Mil)	$341	$83
Equity/assets (%)	13.16%	13.99%
Return on average assets (%)	0.56%	0.37%
Return on average equity (%)	4.37%	2.66%
Pricing Ratios (Averages)(1)		
Price/earnings (x)	18.71x	24.96x
Price/book (%)	103.20%	96.60%
Price/assets (%)	13.24%	13.66%

(1) Based on market prices as of August 9, 2013.

Ideally, the Peer Group companies would be comparable to Coastway in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Coastway, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Coastway and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Bank's ratios reflect balances as of June 30, 2013, while the Peer Group's ratios reflect balances as of the latest available data as of June 30, 2013 or March 31, 2013. Coastway's equity-to-assets ratio of 7.34% was lower than the Peer Group's average equity ratio of 13.98%. The Bank's pro forma capital position will increase with the addition of stock proceeds, providing the Bank with an equity-to-assets ratio that will be more in line with the Peer Group's ratio. Tangible equity-to-assets ratios for the Bank and the Peer Group equaled 7.34% and 13.88%, respectively. The increase in Coastway's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank's higher pro forma capitalization will initially depress return on equity. Both Coastway's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Bank's ratios currently lower than the Peer Group's ratios. On a pro forma basis, the Bank's regulatory surpluses will become more significant.

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2013

	Balance Sheet as a Percent of Assets									
	Cash & Equivalents (%)	MBS & Invest (%)	BOLI (%)	Loans (%)	Deposits (%)	Borrowed Funds (%)	Subd. Debt (%)	Net Worth (%)	Goodwill & Intang (%)	Tng Net Worth (%)
Coastway Community Bank of RI										
June 30, 2013	2.62	0.72	0.00	87.36	87.82	3.73	0.00	7.34	0.00	7.34
All Public Companies										
Averages	6.50	21.20	1.80	66.00	74.90	10.10	0.40	13.50	0.80	12.70
Medians	5.20	17.70	1.90	67.30	75.90	8.40	0.00	12.80	0.00	11.60
Comparable Group										
Averages	7.04	15.89	2.12	72.28	76.88	8.01	0.09	13.98	0.10	13.88
Medians	6.20	11.15	2.30	74.95	76.20	7.65	0.00	13.60	0.00	13.55
Comparable Group										
ALLB Alliance Bancorp, Inc. of PA(1)	23.90	9.70	2.70	60.50	80.60	0.60	0.00	17.40	0.00	17.40
BLMT BSB Bancorp, Inc. of MA	6.10	10.60	1.40	80.30	76.50	8.00	0.00	14.10	0.00	14.10
CBNK Chicopee Bancorp, Inc. of MA	6.80	11.70	2.30	76.50	78.50	6.20	0.00	15.20	0.00	15.20
COBK Colonial Financial Serv. of NJ(1)	1.00	46.30	2.30	47.00	87.60	1.30	0.00	10.70	0.00	10.70
GTWN Georgetown Bancorp, Inc. of MA(1)	2.30	6.30	1.30	87.10	69.40	14.70	0.00	14.40	0.00	14.40
HBNK Hampden Bancorp, Inc. of MA(1)	6.90	22.30	2.50	65.90	71.60	14.30	0.00	13.00	0.00	13.00
PEOP Peoples Fed Bancshrs Inc of MA(1)	9.80	7.10	3.40	77.60	74.10	5.70	0.00	18.70	0.00	18.70
SIFI SI Financial Group, Inc. of CT	4.10	20.90	1.00	70.70	74.70	9.80	0.90	13.10	0.40	12.70
THRD TF Fin. Corp. of Newtown PA	6.30	14.40	2.70	73.40	79.90	7.30	0.00	11.70	0.60	11.10
WEBK Wellesley Bancorp, Inc. of MA	3.20	9.60	1.60	83.80	75.90	12.20	0.00	11.50	0.00	11.50

	Balance Sheet Annual Growth Rates							Regulatory Capital		
	Assets (%)	MBS, Cash & Investments (%)	Loans (%)	Deposits (%)	Borrows. &Subdebt (%)	Net Worth (%)	Tng Net Worth (%)	Tangible (%)	Core (%)	Reg.Cap. (%)
Coastway Community Bank of RI										
June 30, 2013	10.61	27.00	10.10	10.80	19.12	3.72	3.72	7.69	9.71	10.19
All Public Companies										
Averages	3.57	-0.31	4.63	4.22	-4.40	3.15	2.51	12.93	12.75	22.48
Medians	0.25	-4.03	2.50	0.78	-5.27	0.90	1.06	11.84	11.75	20.78
Comparable Group										
Averages	5.39	-7.72	9.63	5.78	9.54	3.98	4.00	10.34	10.34	19.57
Medians	3.18	-6.79	4.33	3.51	2.84	-1.85	-1.89	10.34	10.34	19.57
Comparable Group										
ALLB Alliance Bancorp, Inc. of PA(1)	-5.48	-10.65	-0.11	-5.89	-6.27	-3.86	-3.86	NA	NA	NA
BLMT BSB Bancorp, Inc. of MA	20.35	10.58	22.95	29.34	-4.48	-3.19	-3.19	NA	NA	NA
CBNK Chicopee Bancorp, Inc. of MA	-1.31	-7.63	0.48	3.05	-39.92	2.77	2.77	NA	NA	NA
COBK Colonial Financial Serv. of NJ(1)	-0.90	-4.28	1.08	-1.59	NM	-4.89	-4.89	9.93	9.93	20.36
GTWN Georgetown Bancorp, Inc. of MA(1)	2.71	-55.01	17.56	-5.55	21.83	48.60	48.60	NA	NA	NA
HBNK Hampden Bancorp, Inc. of MA(1)	9.24	11.76	8.90	9.79	18.36	-0.80	-0.80	NA	NA	NA
PEOP Peoples Fed Bancshrs Inc of MA(1)	3.65	-6.11	6.55	3.96	37.50	-4.57	-4.57	NA	NA	NA
SIFI SI Financial Group, Inc. of CT	-0.88	-7.47	1.75	-0.79	0.00	-2.90	-2.97	NA	NA	NA
THRD TF Fin. Corp. of Newtown PA	4.29	14.32	2.10	4.46	2.84	4.18	4.42	10.74	10.74	18.77
WEBK Wellesley Bancorp, Inc. of MA	22.21	-22.75	34.99	21.01	55.97	4.49	4.49	NA	NA	NA

(1) Financial information as of March 31, 2013.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

The interest-earning asset compositions for the Bank and the Peer Group were similar, with loans constituting the bulk of interest-earning assets for both. The Bank's loans-to-assets ratio of 87.36% was much higher than the comparable Peer Group ratio of 72.28%. Comparatively, the Bank's cash-to-assets ratio of 2.62% was much lower than the ratio for the Peer Group of 7.04%. Coastway reported investment securities of 0.72% (FHLB stock) and no investments in BOLI, compared to a combined ratio of 18.01% for the Peer Group. Overall, Coastway's earning assets amounted to 90.70% of assets, which was noticeably lower than the comparable Peer Group ratio of 97.33%, primarily due to the higher level of fixed assets maintained by the Bank.

Coastway's funding liabilities reflected a funding strategy that relied more on deposits than the Peer Group's funding composition. The Bank's deposits equaled 87.82% of assets, which was above the Peer Group's ratio of 76.88%. Comparatively, the Bank maintained a lower level of borrowings than the Peer Group, as indicated by borrowings-to-assets ratios of 3.73% and 8.01% for Coastway and the Peer Group, respectively.

Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 91.5% and 85.0%, respectively. Following the increase in equity provided by the net proceeds of the stock offering, the Bank's ratio of interest-bearing liabilities as a percent of assets will likely be more in line with the Peer Group's ratio. A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Bank's IEA/IBL ratio is lower than the Peer Group's ratio, based on IEA/IBL ratios of 98.4% and 114.5%, respectively. The additional equity realized from stock proceeds will serve to strengthen Coastway's IEA/IBL ratio in comparison to the Peer Group ratio, as the increase in equity provided by the infusion of stock proceeds will lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items, with growth rates for Coastway based on annual growth rates for the 18 months ended June 30, 2013, while the Peer Group's growth rates are based on 12 months ended March 31, 2013 or latest period available. Coastway recorded annualized asset growth of 10.61% over that time period, higher than the Peer Group's asset growth of 5.39%. The increase in the Bank's assets was funneled into largely into cash and equivalents, which increased at a high level of 27.00% and loans receivable, which increased at an annual rate of 10.10%. The asset growth for the Peer Group was evident in the higher loan growth but a decrease in cash/investments. Funding of Coastway's growth was obtained from an annual deposit increase of 10.80%, while borrowings also increased by a rate of 19.12%. The Peer Group recorded smaller increases in both deposits and borrowings as a funding base.

Reflecting the recent levels of net income, the Bank's equity increased at a 3.72% annual rate, versus a larger 3.98% increase in equity balances for the Peer Group. The increase in equity realized from stock proceeds will likely depress the Bank's equity growth rate initially following the stock offering. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines could also potentially slow the Bank's equity growth rate in the longer term following the stock offering.

Income and Expense Components

Table 3.3 displays statements of operations for the Bank and the Peer Group, with the income ratios based on earnings for the 12 months ended June 30, 2013 for the Bank and last 12 months for the most recent quarter ended for the Peer Group. Coastway reported net income of 0.27% of average assets for the 12 months ended June 30, 2013, lower than the average net income of 0.37% of average assets for the Peer Group. A higher level of net operating expenses accounted for the Bank's less favorable reported results, despite of the Bank's higher levels of gains on sale and non-interest income. Most of the key income statement ratios for Coastway were affected by the material level of mortgage banking operations conducted by the Bank, making such comparisons to the Peer Group somewhat less meaningful.

The Bank's net interest income ratio was equal to the Peer Group's ratio (3.04% of average assets), as both interest income and interest expense figures were very similar for both, indicating that the base bank-level earning assets and costing liabilities of Coastway provide similar economic benefit as the Peer Group. Coastway's overall yield earned on interest-earning assets (4.25%) was somewhat higher than the 3.96% ratio for the Peer Group, while the Bank's cost of funds also was higher (1.02% versus 0.85% for the Peer Group).

In another key area of core earnings strength, the Bank reported an elevated ratio of operating expenses, 4.35% of average assets versus the Peer Group (2.84% of average assets), primarily due to the Bank's mortgage banking operations. Also as a result of the mortgage banking operations, Coastway maintained a comparatively lower number of employees relative to its asset size. Assets per full time equivalent employee equaled $2.6 million for the Bank versus a comparable measure of $5.8 million for the Peer Group. On a

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended June 30, 2013

			Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
		Net Income (%)	Income (%)	Expense (%)	NII (%)	Loss Provis. on IEA (%)	NII After Provis. (%)	Loan Fees (%)	R.E. Oper. (%)	Other Income (%)	Total Other Income (%)	G&A Expense (%)	Goodwill Amort. (%)	Net Gains (%)	Extrao. Items (%)	Yield On Assets (%)	Cost Of Funds (%)	Yld-Cost Spread (%)	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate (%)
Coastway Community Bank of RI																				
June 30, 2013		0.27	3.79	0.75	3.04	0.21	2.83	0.00	0.00	0.93	0.93	4.35	0.00	1.04	0.00	4.25	1.02	3.23	2,619	41.98
All Public Companies																				
Averages		0.57	3.84	0.80	3.04	0.28	2.76	0.05	-0.06	0.42	0.40	3.03	0.02	0.74	0.00	4.11	0.95	3.16	5,731	30.87
Medians		0.61	3.84	0.77	3.05	0.19	2.85	0.00	-0.02	0.63	0.59	2.75	0.00	0.12	0.00	4.07	0.91	3.15	4,852	31.68
Comparable Group																				
Averages		0.37	3.76	0.72	3.04	0.23	2.81	0.02	-0.05	0.49	0.47	2.84	0.00	0.12	0.00	3.96	0.85	3.10	5,842	34.96
Medians		0.49	3.75	0.71	2.99	0.17	2.90	0.01	0.00	0.41	0.41	2.74	0.00	0.06	0.00	3.97	0.83	3.06	4,765	37.63
Comparable Group																				
ALLB	Alliance Bancorp, Inc. of PA(1)	0.52	3.64	0.64	3.00	0.20	2.80	0.00	0.00	0.34	0.34	2.48	0.00	-0.17	0.00	3.89	0.79	3.10	4,765	27.37
BLMT	BSB Bancorp, Inc. of MA	0.17	3.39	0.61	2.78	0.22	2.56	0.07	0.00	0.17	0.25	2.79	0.00	0.24	0.00	3.50	0.73	2.77	7,974	37.57
CBNK	Chicopee Bancorp, Inc. of MA	0.49	3.98	0.82	3.16	0.07	3.09	0.03	-0.03	0.63	0.63	3.01	0.00	-0.03	0.00	4.20	0.97	3.23	4,700	20.58
COBK	Colonial Financial Serv. of NJ(1)	-0.24	3.27	0.80	2.46	0.84	1.62	0.00	-0.32	0.90	0.58	2.66	0.00	0.02	0.00	3.45	0.90	2.55	5,809	44.87
GTWN	Georgetown Bancorp, Inc. of MA(1)	0.48	4.23	0.70	3.53	0.11	3.43	0.03	0.02	0.24	0.29	3.74	0.00	0.79	0.00	4.43	0.82	3.61	4,064	37.68
HBNK	Hampden Bancorp, Inc. of MA(1)	0.51	3.85	0.88	2.97	0.05	2.92	0.00	0.00	0.48	0.48	2.73	0.00	0.17	0.00	4.05	1.03	3.02	NM	38.66
PEOP	Peoples Fed Bancshrs Inc of MA(1)	0.26	3.50	0.54	2.96	0.09	2.87	0.01	0.00	0.29	0.29	2.51	0.00	0.05	0.00	3.70	0.68	3.02	7,711	63.60
SIFI	SI Financial Group, Inc. of CT	-0.01	3.63	0.94	2.69	0.23	2.46	0.05	-0.03	0.80	0.82	3.24	0.00	0.07	0.00	3.79	1.11	2.68	3,889	13.61
THRD	TF Fin. Corp. of Newtown PA	0.85	4.00	0.58	3.42	0.32	3.10	0.00	-0.09	0.84	0.75	2.74	0.00	-0.08	0.00	4.26	0.67	3.60	4,440	27.71
WEBK	Wellesley Bancorp, Inc. of MA	0.65	4.13	0.72	3.41	0.14	3.27	0.00	0.00	0.22	0.22	2.53	0.00	0.09	0.00	4.28	0.83	3.46	9,227	37.93

(1) As of March 31, 2013

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

post-offering basis, the Bank's operating expenses can be expected to further increase with the addition of the ESOP and certain expenses that result from being a publicly-traded company, with such expenses already impacting the Peer Group's operating expenses. At the same time, Coastway's capacity to leverage operating expenses will be enhanced following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income (Inclusive of mortgage banking income) and operating expenses provide considerable insight into a bank's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income, including mortgage banking operations divided by operating expenses), the Bank's earnings were modestly less favorable than the Peer Group's, based on respective expense coverage ratios of 0.97x for Coastway and 1.07x for the Peer Group. A ratio less than 1.00x indicates that an institution depends on non-interest operating income to achieve profitable operations.

Sources of non-interest operating income provided a higher contribution to Coastway's earnings compared to the Peer Group, indicating a favorable comparison to the Peer Group as such income provides diversification away from net interest income. Non-interest operating income equaled 0.93% and 0.47% of Coastway's and the Peer Group's average assets, respectively. Taking non-interest operating income into account in comparing the Bank's and the Peer Group's earnings, Coastway's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income, including mortgage banking income) of 84.5% was modestly less favorable than the Peer Group's efficiency ratio of 77.8%.

Loan loss provisions had a similar impact on the Bank's and Peer Group's earnings, with loan loss provisions established by the Bank and the Peer Group equaling 0.21% and 0.23% of average assets, respectively. The impact of loan loss provisions on the Bank's and the Peer Group's earnings, particularly when taking into consideration the prevailing credit market environment for mortgage based lenders, were indicative of the relatively modest asset quality factors facing the Bank and the Peer Group.

For the 12 months ended June 30, 2013, the Bank reported net non-operating income equal to 0.14% of average assets, while the Peer Group reported, on average, 0.12% of average assets of net non-operating gains. Non-operating items for the Bank reflected the writedown of property held for sale. Typically, gains and losses generated from non-operating items are viewed as non-recurring in nature, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution's core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor for an institution. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Extraordinary items were not a factor in either the Bank's or the Peer Group's earnings.

On average, the Peer Group reported an average effective tax rate of 35.0%, while Coastway reported an effective tax rate of 42.0%. As indicated in the prospectus, the Bank's effective marginal tax rate is assumed to equal 39.5% when calculating the after tax return on conversion proceeds.

Loan Composition

Table 3.4 presents data related to the Bank's and the Peer Group's loan portfolio compositions (including any investment in MBS). The Bank's loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans than maintained by the Peer Group (50.70% of assets versus 38.66 for the Peer Group). The Bank reported no investments in MBS, while the Peer Group reported an MBS investment at 7.64% of assets on average. Coastway maintained a lower percent of loan serviced for others of assets and $391,000 of servicing intangibles, indicating a lower dependence on loan servicing income than the Peer Group.

Diversification into higher risk and higher yielding types of lending was slightly higher for the Coastway, as the Bank reported total loans other than 1-4 family and MBS of 36.54% of assets, versus 34.89% for the Peer Group, a result of the Bank's higher overall loans/assets ratio in comparison to the Peer Group. Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Bank (32.24% of assets), followed by commercial business loans (2.21% of assets). The Peer Group's lending diversification consisted primarily also of commercial real estate/multi-family loans (23.43% of assets), followed by commercial business loans (4.96% of assets). The relative concentration of assets in loans and diversification into higher risk types of loans by the Bank translated into a higher risk weighted assets-to-assets ratio for the Bank (76.33%) than the Peer Group (64.68%).

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of June 30, 2013

		Portfolio Composition as a Percent of Assets								
Institution		MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
Coastway Community Bank of RI		0.00	50.70	1.59	32.24	2.21	0.50	76.33	28,064	391
All Public Companies										
Averages		12.50	32.82	2.99	23.90	4.22	1.72	62.80	1,410,071	13,093
Medians		10.82	31.02	2.23	22.51	3.11	0.33	62.50	30,750	258
Comparable Group										
Averages		7.64	38.66	4.52	23.43	4.96	1.98	64.68	69,518	443
Medians		5.67	32.79	2.92	22.91	3.81	0.73	65.35	63,860	250
Comparable Group										
ALLB	Alliance Bancorp, Inc. of PA(1)	1.29	27.11	4.35	28.30	2.17	1.06	54.23	0	0
BLMT	BSB Bancorp, Inc. of MA	5.98	36.50	2.22	31.64	0.35	10.31	74.09	62,690	354
CBNK	Chicopee Bancorp, Inc. of MA	0.16	28.30	7.12	27.72	14.04	0.39	81.13	95,740	425
COBK	Colonial Financial Serv. of NJ(1)	14.20	27.68	1.08	14.80	3.39	0.20	51.73	0	0
GTWN	Georgetown Bancorp, Inc. of MA(1)	8.82	59.27	6.97	20.53	4.50	0.19	70.03	113,530	1,114
HBNK	Hampden Bancorp, Inc. of MA(1)	21.07	28.31	2.67	24.18	6.37	5.12	67.70	65,030	0
PEOP	Peoples Fed Bancshrs Inc of MA(1)	4.59	50.81	3.16	21.64	1.68	1.07	62.15	29,390	145
SIFI	SI Financial Group, Inc. of CT	10.34	29.07	0.97	28.14	12.17	1.15	53.57	198,850	1,335
THRD	TF Fin. Corp. of Newtown PA	5.36	53.64	1.59	17.70	0.73	0.25	62.99	129,900	1,053
WEBK	Wellesley Bancorp, Inc. of MA	4.63	45.94	15.06	19.60	4.22	0.07	69.15	50	0

(1) As of March 31, 2013.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Credit Risk

Based on a comparison of credit quality measures, the Bank's credit risk exposure was considered to be generally higher than that of the Peer Group. As shown in Table 3.5, the Bank's foreclosed real estate/assets and non-performing assets/assets equaled 0.44% and 3.11%, respectively, versus comparable measures of 0.26% and 1.99% for the Peer Group. At the same time, the Bank recorded a higher non-performing loans (non-accruing loans plus performing TDRs)/loans ratio than the Peer Group, at 3.52% and 2.70% respectively. Coastway also maintained lower reserve coverage ratios, including loss reserves as a percent of total NPAs, which equaled 13.63% for the Bank versus 67.54% for the Peer Group. Reflecting a more favorable ratio for the Peer Group, loss reserves maintained as percent of net loans receivable equaled 0.52% for the Bank versus 1.07% for the Peer Group. Net loan charge-offs were modest for both the Peer Group and the Bank, based on ratios of 0.16% and 0.06% of net loans receivable, respectively.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group. In terms of balance sheet composition, Coastway's interest rate risk characteristics were considered to be less favorable than the Peer Group. The Bank's equity-to-assets and IEA/IBL ratios were lower than the Peer Group, thereby implying a greater dependence on the yield-cost spread to sustain the net interest margin for the Bank. The Bank also reported a higher level of non-interest earning assets (due to the fixed asset investment for Coastway), which provides an indication of the earnings capabilities and interest rate risk of the balance sheet. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group, particularly with respect to the increases that will be realized in the Bank's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Coastway and the Peer Group. The relative fluctuations in the Bank's net interest income to average assets ratio were considered to be higher than the Peer Group and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, Coastway was viewed as maintaining a higher degree of interest rate risk exposure in the net interest margin. The

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2013 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargeoffs ($000)	NLCs/ Loans (%)
Coastsw ay Community Bank of RI	0.44	3.11	3.52	0.52	15.89	13.63	480	0.16
All Public Companies								
Averages	0.37	2.80	3.57	1.43	60.38	48.37	1,015	0.33
Medians	0.12	1.90	2.48	1.30	49.82	41.77	368	0.15
Comparable Group								
Averages	0.26	1.99	2.70	1.07	75.39	67.54	168	0.06
Medians	0.09	1.64	1.69	0.94	56.08	49.76	123	0.02
Comparable Group								
ALLB Alliance Bancorp, Inc. of PA(1)	0.54	NA	NA	NA	NA	NA	530	0.00
BLMT BSB Bancorp, Inc. of MA	0.00	1.67	1.86	0.93	50.82	48.35	22	0.01
CBNK Chicopee Bancorp, Inc. of MA	0.10	0.76	0.85	0.94	109.60	97.61	117	0.10
COBK Colonial Financial Serv. of NJ(1)	0.85	5.84	10.48	1.35	12.91	11.03	109	0.15
GTWN Georgetow n Bancorp, Inc. of MA(1)	0.01	1.61	1.69	NA	55.55	51.16	129	0.00
HBNK Hampden Bancorp, Inc. of MA(1)	0.18	2.21	2.99	NA	39.56	35.65	220	0.00
PEOP Peoples Fed Bancshrs Inc of MA(1)	0.00	0.35	0.44	0.88	203.00	203.00	33	0.03
SIFI SI Financial Group, Inc. of CT	0.08	1.27	1.64	0.89	56.61	51.96	376	0.22
THRD TF Fin. Corp. of New tow n PA	0.86	2.24	1.68	1.30	75.06	41.52	146	0.11
WEBK Wellesley Bancorp, Inc. of MA	0.00	NA	NA	1.19	NA	NA	0	0.00

(1) As of March 31, 2013.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources w e believe are reliable, but w e cannot guarantee the accuracy or completeness of such information.

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2013 or Most Recent Date Available

Institution	Balance Sheet Measures: Tangible Equity/ Assets (%)	Balance Sheet Measures: IEA/ IBL (%)	Balance Sheet Measures: Non-Earn. Assets/ Assets (%)	Quarterly Change in Net Interest Income: 6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012	3/31/2012
				(change in net interest income is annualized in basis points)					
Coastway Community Bank of RI	7.2	98.4	10.0	-2	17	-33	-1	-4	-19
All Public Companies	12.5	108.2	6.1	0	-6	-3	-2	0	-4
Comparable Group									
Average	13.9	112.1	4.8	-6	-8	-1	4	-9	-2
Median	13.6	112.2	5.0	-5	-8	-5	5	-9	-3
Comparable Group									
ALLB Alliance Bancorp, Inc. of PA(1)	17.4	116.0	5.8	NA	1	-5	18	-13	-3
BLMT BSB Bancorp, Inc. of MA	14.1	114.8	3.0	-5	-6	-4	19	-36	8
CBNK Chicopee Bancorp, Inc. of MA	15.2	112.2	5.1	-6	1	8	6	4	5
COBK Colonial Financial Serv. of NJ(1)	10.7	106.0	5.7	NA	-17	-9	7	-14	-8
GTWN Georgetown Bancorp, Inc. of MA(1)	14.4	113.8	4.3	NA	-2	26	-6	-9	NA
HBNK Hampden Bancorp, Inc. of MA(1)	13.0	110.7	4.9	NA	-13	-13	-12	-12	-4
PEOP Peoples Fed Bancshrs Inc of MA(1)	18.7	118.4	5.4	NA	-16	-6	2	-5	-4
SIFI SI Financial Group, Inc. of CT	12.7	112.2	4.3	-5	-9	3	4	-8	-1
THRD TF Fin. Corp. of Newtown PA	11.1	107.7	6.0	-5	-22	-11	11	14	-19
WEBK Wellesley Bancorp, Inc. of MA	11.5	109.6	3.4	-10	8	0	-13	-8	9

NA=Change is greater than 100 basis points during the quarter.

(1) As of March 31, 2013.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

stability of the Bank's net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level of interest rate sensitive liabilities funding Coastway's assets.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Bank. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Bank's conversion transaction.

Appraisal Guidelines

The regulatory written appraisal guidelines as reissued by the Office of the Comptroller of the Currency and which are relied upon by the Federal Reserve Board, as well as the Rhode Island Department of Business Regulation and the Federal Deposit Insurance Corporation specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Coastway's operations and financial condition; (2) monitor Coastway's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Coastway's value, or Coastway's value alone. To the extent a change in factors impacting the Bank's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Bank coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, equity, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank's and the Peer Groups' financial strengths are noted as follows:

- Overall A/L Composition. Loans funded by retail deposits were the primary components of both Coastway's and the Peer Group's balance sheets. The Bank's interest-earning asset composition exhibited a notably higher concentration of loans compared to the Peer Group, a favorable comparative factor. In contrast, Coastway maintained a much larger investment in fixed assets than the Peer Group average, leading to a lower proportion of interest-earning assets/assets ("IEA") than the Peer Group. Diversification into higher risk and higher yielding types of loans such as commercial, construction and consumer loans was similar for both the Bank and the Peer Group, indicating a higher proportion of residential property secured loans in portfolio for Coastway. In comparison to the Peer Group, the Bank's interest-earning asset composition provided for a higher yield earned on interest-earning assets and a higher risk weighted assets-to-assets ratio. Despite the higher yield on interest-earning assets, the Bank's interest income as a percent of assets was essentially equal to the Peer Group ratio due to the lower IEA/assets ratio.

  Coastway's funding composition indicated a higher proportion of deposits and a lower proportion of borrowings than the comparable Peer Group ratios, a more favorable funding based. Notwithstanding this funding structure, the Bank maintained a somewhat higher cost of funds than the Peer Group. The Bank's lower level of interest-earning assets and higher level of interest-bearing liabilities compared to the Peer Group's ratios, which resulted in a higher IEA/IBL ratio for the Peer Group compared to the Bank. After factoring in the impact of the net stock proceeds, the Bank's IEA/IBL ratio will be more in line with the Peer Group's ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.

- Credit Quality. The Bank's ratio of REO was modestly higher than the Peer Group average, while total NPAs as a percent of total assets was also higher than the comparable Peer Group average. Loss reserves as a percent loans were lower for Coastway, while reserve coverage ratios were higher than the Peer Group. Net loan charge-offs were higher for Coastway, while the Bank's risk weighted assets-to-assets ratio was higher than the Peer Group. Coastway reported a similar level of loan diversification into higher risk loans (construction/land, commercial real estate, commercial business) than the Peer Group. The perceived credit risk in Coastway's loan portfolio was deemed to be higher than the Peer Group based on asset quality ratios. Overall, RP Financial concluded that credit quality was a moderately negative factor in our adjustment for financial condition.

- Balance Sheet Liquidity. A result of the higher loans/assets ratio mentioned above, Coastway maintained a noticeably lower level of cash and investment securities relative to the Peer Group (3.34% of assets versus 29.5% for the Peer Group). Coastway's liquidity management process and sources of liquidity include the balance of loans held for sale on the balance sheet as a result of the mortgage banking operations. Such funds totaled $19.1 million as of June 30, 2013, or 5.1% of assets. The Bank's mortgage banking operations place relatively greater liquidity demand on the Bank owning to the potentially significant fluctuations in the funding needs for this business line. The Peer Group operates with a more traditional level of liquidity in line with industry averages. Following the infusion of stock proceeds, the Bank's cash and investments ratio will increase as the proceeds will be initially deployed into investments. The Bank's potential borrowing capacity was considered to be more favorable than the Peer Group given the lower level of borrowings currently maintained by Coastway. Overall, RP Financial concluded that balance sheet liquidity was a slightly negative factor in our adjustment for financial condition.

- Funding Liabilities. Coastway's interest-bearing funding composition reflected a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group ratios. Coastway's funding costs were somewhat higher than the Peer Group average, indicating a modestly higher cost market area. The Bank does not maintain balances of wholesale deposits such as brokered or internet deposits. Total interest-bearing liabilities as a percent of assets were higher for the Bank compared to the Peer Group's ratio, which was attributable to Coastway's lower equity position. Following the stock offering, the increase in the Bank's equity position should provide Coastway with a similar ratio of interest-bearing liabilities as a percent of assets. Overall, RP Financial concluded that funding liabilities were a neutral factor in our adjustment for financial condition.
- Equity. The Peer Group currently operates with a higher equity-to-assets ratio than the Bank. Following the stock offering, Coastway's pro forma equity position is expected to be slightly higher than the Peer Group's equity-to-assets ratio. The increase in the Bank's pro forma capital position will result in a somwehat higher leverage potential for the Bank and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Bank's equity ratio will likely result in a lower ROE. On balance, RP Financial concluded that equity strength was a slightly positive factor in our adjustment for financial condition.

On balance, Coastway's pro forma financial condition was comparable to the Peer Group's after considering the above factors and, thus, no valuation adjustment was applied for the Bank's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. For the 12 months ended June 30, 2013, Coastway reported net income of $966,000 or 0.27% of average assets, versus average and median net income of 0.37% and 0.49% of average assets for the Peer Group. Net interest income was similar for both the Bank and the Peer Group at 3.04% of average assets. Coastway recorded higher levels of non-interest operating income, gains on the sale of loans, non-operating expense and operating expenses. The Bank also reported higher funding costs than the Peer Group, along with a higher yield on earning assets. The Bank's income statement was notably impacted by the mortgage banking operations, which provided substantial levels of gains on sale, but also resulted in a high operating expense ratio. The dependence on mortgage banking revenue represents a higher risk source that traditional net interest income and non-interest income sources. Non-operating items had only a minimal impact on the Peer Group's earnings (a gain of 0.12% of average assets), versus a net non-operating expense of 0.12% of average assets for Coastway.

Reinvestment and leveraging of stock proceeds into interest-earning assets will serve to increase the Bank's bottom line income, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company. Loan loss provisions as a percent of average assets were similar for both. On balance, RP Financial concluded that the Bank's reported earnings were somewhat less favorable than the Peer Group's earnings, resulting in a moderate downward factor in our adjustment for profitability, growth and viability of earnings.

- Core Earnings. As noted above, Coastway's income statement was minimally impacted by non-operating items, consisting of a 0.12% of average assets expense related to a write down on fixed assets held for sale. The mortgage banking revenue was considered to be part of core earnings given the mortgage banking is a core business line for the Bank and a long-term strategic focus. The Peer Group on average reported a minimal level of net non-operating income, on average. In comparison to the Peer Group, the Bank operates with a similar net interest income ratio, a higher yield/cost spread, a higher operating expense ratio and a higher level of non-interest operating income. Core net income for the 12 months ended June 30, 2013 approximated $1.25 million. The Bank's ratios for net interest income and operating expenses (inclusive of mortgage banking revenue) translated into an expense coverage ratio that was lower than the Peer Group's ratio (equal to 0.97x for the Bank and 1.07x for the Peer Group). Similarly, the Bank's efficiency ratio of 84.47% was less favorable than the Peer Group's efficiency ratio of 80.9%. Total loan loss provisions had a similar impact on the Bank's income statement, and as noted above, the current levels of NPAs and/or the reserve coverage ratios for the Bank will remain as a potential negative factor in future earnings as additional loan loss reserves may be incurred (in comparison to the Peer Group).

  In addition, a substantial portion of the Bank's revenue is generated through the mortgage banking operation. We believe that investors would tend to place a lower valuation multiple on this business line reflecting various risk factors, including the reliance on key individuals to support the business line, susceptibility to competition, the potential impact of changes to the prevailing interest rate environment and economic conditions in the Bank's market area, regionally and nationally, and volatility in earnings being among the most significant factors. In addition, the income statement remains subject to additional loan loss provisions given the higher level of NPAs (and potential for loan chargeoffs) in comparison to the Peer Group. For these reasons, we believe the Bank's core profitability is deemed to be moderately less favorable than the Peer Group, on average.

  Based on the above discussion, RP Financial concluded that a moderate downward adjustment for core earnings was warranted in our adjustment for profitability, growth and viability of earnings.

- Interest Rate Risk. Quarterly changes in the Bank's and the Peer Group's net interest income to average assets ratios indicated that a higher degree of volatility was associated with the Bank's net interest income ratios. Other measures of interest rate risk, such as equity and IEA/IBL ratios were less favorable for Coastway compared to the Peer Group thereby indicating a higher dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with equity-to-assets and IEA/ILB ratios that will be more in line with the Peer Group ratios, as well as enhance the stability of the Bank's net interest income ratio through the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that interest rate risk was a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

- Credit Risk. Loan loss provisions were a similar factor in the Peer Group's most recent 12 month earnings stream (0.23% of average assets versus 0.21% of average assets for Coastway). In terms of future exposure to credit quality related losses, Coastway maintained a notably higher concentration of assets in loans, while the level of lending diversification into higher risk types of loans was similar for both. The risk weighed assets-to-assets ratio was higher for the Bank. Credit quality measures on balance were less favorable for Coastway in terms of NPA ratios and reserve coverage ratios, and net chargeoffs were higher for the Bank. Taking these factors into consideration, RP Financial concluded that credit risk was a moderately negative factor in our adjustment for profitability, growth and viability of earnings.
- Earnings Growth Potential. Coastway's earnings growth potential can be separated into two distinct areas: the base banking operations and the mortgage banking operations. Regarding the base banking operations, Coastway maintained a somewhat higher interest rate spread and similar level of net interest income in comparison to the Peer Group which would tend to continue to lead to a similar net interest income ratio for the Bank going forward based on the current prevailing interest rate environment. The infusion of stock proceeds will provide Coastway with slightly greater growth potential through leverage than currently maintained by the Peer Group. As discussed previously, the mortgage banking operations are subject to a greater perceived level of fluctuation, given the impacts of market interest rates, the health of the housing sector in general, competitive factors and regulatory changes and oversight. Thus, earnings growth potential of the mortgage banking operations, while potentially significant, also is subject to a greater level of uncertainty which investors will recognize. Overall, earnings growth potential was considered to be a slightly negative factor in our adjustment for profitability, growth and viability of earnings.
- Return on Equity. For the most recent 12 month period, the Bank's ROE on a core earnings basis is higher than the Peer Group's ROE, based on the Bank's lower current equity ratio. Following the increase in equity that will be realized from the infusion of net stock proceeds into the Bank, Coastway's pro forma ROE on a core earnings basis is projected to be lower than the Peer Group's ratio. Accordingly, this was a moderately negative factor in the adjustment for profitability, growth and viability of earnings.

On balance, Coastway's pro forma core earnings strength was considered to be less favorable than the Peer Group and, thus, a moderate downward valuation adjustment was applied for profitability, growth and viability of earnings.

3. Asset Growth

Coastway's assets increased at an annual rate of 10.61% during the most recent 18 month period, while the Peer Group's assets increased at a lower annual rate of 5.39% on average over the most recent 12 month period. The Bank's asset growth reflected a constant trend of growth recorded over the past three and one-half fiscal years in an effort to leverage the equity base and increase interest income and overall profitability. Six of the 10 Peer Group companies reported increases in assets over the last 12 months, with loans receivable increasing, on average and cash and investments declining. For Coastway, both loans and cash and investments increased. On a pro forma basis, Coastway's tangible equity-to-assets ratio is expected to modestly exceed the Peer Group's tangible equity-to-assets ratio, indicating a moderate amount of additional leverage capacity for the Bank. On balance, we concluded that a slight upward valuation adjustment was warranted for asset growth.

4. Primary Market Area

The general condition of an institution's market area has an impact on value as future success is in part dependent upon opportunities for profitable activities in the local markets served. Coastway serves most of the state of Rhode Island through nine office locations in two counties. The market area served is mainly urban and suburban in nature, with the city of Providence the primary population center. The total population of the two county market area is 787,000, while the greater Providence metropolitan area contains a population of approximately 1.6 million. Income levels are in general higher than national averages, reflecting the more developed market area in terms of population density typically found along the east coast of the United States. The market area region has long experienced a modestly growing economy, with a historical dependence on manufacturing and government-related employment. Similar to many areas of the country, the economy has shifted to a great extent to a service-based economy, including notable employment in health care, financial services, retailing, tourism and gambling.

In the most recent periods the Rhode Island economy has experienced to some degree the national issues related to home value declines, foreclosure rates, or other real estate related problems that are prevalent across most of the county. In addition, key economic factors such as the unemployment rate, demographic trends such as population growth and income levels, all have underperformed the region and nation since the end of the office "recession" in 2009. Rhode Island is one of two states that experienced a population decline since 2010, and also is projected to continue to lose population over the next five years. Available census data indicates that the residents of Rhode Island have an overall higher median age than the nation as a whole, a less attractive demographic parameter for the lending function. In addition, the unemployment rate in the state continues to be well above regional and national rates. The limited economic and demographic performance of the Bank's market area has resulted in an even more competitive banking environment in which the Bank competes against other community banks as well as institutions with a regional or national presence.

Comparative economic and demographic data for the Peer Group and the Bank is presented in Exhibit III-3. The Peer Group companies also on balance operate in a mix of urban and suburban markets along the east-coast corridor, with seven of the Peer Group markets being in New England and the remaining three in the southern New Jersey/Eastern Pennsylvania market. Thus, the markets served by the Peer Group companies, on average, reflect similar market areas in terms of economic and demographic characteristics. The average headquarters county population base was similar for the Peer Group and the Bank. Projected population growth in the headquarters county for the Peer Group was materially more favorable than the projected decline in population for Providence County in Rhode Island. Per capita income levels were also notably higher for the Peer Group companies versus the Bank's headquarters county figures. The average and median deposit market shares maintained by the Peer Group companies were higher than the Bank's market share of deposits in Providence County. Finally, the unemployment rate was somewhat higher than the Peer Group average. Overall, the degree of competition faced by the Peer Group companies was viewed to be similar to that faced by Coastway, while the growth potential in the markets served by the Peer Group companies was viewed to be more favorable. On balance, we concluded that a moderate downward adjustment was appropriate for the Bank's market area.

5. Dividends

At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Seven of the 10 Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.08% to 1.52%. The average dividend yield on the stocks of the Peer Group institutions equaled 0.85% as of August 9, 2013. As of August 9, 2013, 67% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 36.34%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Bank has not established a definitive dividend policy prior to converting. The Bank will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma capitalization. On balance, we concluded that no adjustment was warranted for this factor.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on the NASDAQ. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $28.1 million to $132.4 million as of August 9, 2013, with average and median market values of $82.8 million and $83.7 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.9 million to 10.1 million, with average and median shares outstanding of 5.3 million and 5.3 million, respectively. The Bank's stock offering is expected to have a pro forma market value and number of shares outstanding that will be below the average and median market values indicated for the Peer Group companies. Like the Peer Group companies, Coastway's stock is expected to be quoted on the NASDAQ Global Market following the stock offering. Overall, we anticipate that the Bank's public stock will have a less liquid trading market as the Peer Group companies on average given the fewer shares outstanding, lower market capitalization and lower float. Therefore, we have concluded that a slight downward adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as Coastway (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in Rhode Island. All three of these markets were considered in the valuation of the Bank's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. Completion of a tax deal between Congress and the White House sent stocks soaring at the start of 2013. A December employment report that showed hiring remained steady further added to stock market gains in the first week of 2013. Some favorable economic readings and solid fourth quarter earning posted by some "blue chip" stocks helped to sustain the positive trend in stocks into late-January, as the DJIA moved to its highest close since October 2007. The DJIA closed above 14000 at the start of February, after jobs and manufacturing data indicated that the economy's slow and stable recovery remained on track. Profit taking pulled the DJIA below 14000 the next day of trading, which was followed by a narrow trading range for the broader stock market during the first full week of trading in February. Merger activity helped to propel the DJIA to a fresh five-year high in mid-February, which was followed by a one-day selloff heading into late-February. The selloff was prompted by inconclusive national election results in Italy and the increased likelihood of automatic U.S. government spending cuts kicking in. Stocks rebounded at the end of February and continued to rally through mid-March, as the DJIA closed higher for ten consecutive sessions including eight consecutive record highs. Some favorable reports on the economy and indications from the Federal Reserve that it would continue its bond buying program were factors that contributed to the rally. The rally ended when global markets stumbled on news of a problematic bailout of Cyprus's financial services sector. Stocks were mixed heading into closing weeks of the first quarter, as investors reacted to the Federal Reserve's reaffirmation of continued easy monetary policies and some blue chips reporting earnings that fell short of expectations. Growing investor confidence in the U.S. economic recovery helped stocks to close out the first quarter on an upswing.

Stocks pulled back at the start of the second quarter of 2013, as investors reacted to disappointing readings for manufacturing and service sector activity in March and the weaker-than-expected jobs report for March. The release of the Federal Reserve's most recent policy meeting, which indicated that the Federal Reserve remained committed to easy monetary policy, fueled broader stock market gains heading into mid-April. Mixed first quarter earnings reports and growing concerns of a global economic slowdown provided for an up and down stock market during the second half of April, while a rally in technology stocks lifted the Standard & Poor's 500 Index ("S&P 500") to record highs at the end of April. The broader stock market rally continued during the first half of May, as the DJIA closed above 15000 for the first time and the S&P 500 closed at record highs for five consecutive sessions. Factors contributing to the rally were some strong earnings reports coming out of the technology sector, the April employment report showing stronger-than-expected job growth, expectations that stocks would continue to benefit from the Federal Reserve's stimulus policies and a reading on consumer sentiment rose to its highest level in nearly six years. The broader stock market traded unevenly through the second half of May, as investors reacted to mixed signals from the Federal Reserve on how long its current monetary policy would continue. After closing at a record high on May 28th, the DJIA began to pull back at the close of May as some strong economic reports pushed interest rates higher and further fueled the debate on when the Federal Reserve would scale back on its bond buying program.

The up and down stock market continued during the first week of June, as investors reacted to the latest economic data and the potential impact it would have on the Federal Reserve's stimulus program. After climbing for seven straight months, the longest winning streak since 2009, U.S. equities ran into stiff headwinds in early and mid-June, the last month of the second quarter. Federal Reserve Chairman Ben Bernanke unnerved markets when he commented that the Fed might scale back its monthly asset purchases later this year, possibly ending them in mid-2014. The program has helped keep interest rates low and sustain the momentum propelling stocks. In addition, first-quarter U.S. economic growth was revised downward from earlier estimates, which also offered resistance to advancing share prices. The stock markets responded by declining notably, with the DJIA declining by almost 5% from May 17, 2013 through June 24, 2013. However, the more sluggish pace of economic growth helped calm investors' fears that the Fed might reduce its ongoing asset-purchase program or begin raising short-term rates more quickly than anticipated. Most areas of the economy measured were weaker than original estimates, with the exception of home construction and government activity. One notable improvement was consumer sentiment, which edged up in June, as U.S. consumers have been benefiting from low inflation, which remains within the Fed's comfort range. For the remainder of June and through mid-July, stocks trended sharply upward, as economic indicators and comments made by Fed Chairman Bernanke continued to highlight that the economy remains on a path of moderate economic growth and that the Fed will not reduce its stimulus actions until it is clear such actions would not hurt the economic recovery. In mid-July the S&P 500 again touched new highs, also supported by corporate earnings that largely continued to beat consensus earnings estimates.

The rally in the broader stock market continued during the first half of July 2013, as the DJIA closed at multiple new highs in mid-July. Some favorable economic data and assurances from the Federal Reserve that it would continue its easy monetary policies were noteworthy factors that fueled the gains in the broader stock market. The broader stock market traded in a narrow range during the second half of July, as investors digested some mixed second quarter earnings reports and awaited fresh data on the economy. Economic data showing a pick-up in manufacturing activity and new unemployment claims hitting a five-year propelled the DJIA to a new record high at the beginning of August. Following sluggish job growth reflected in the July employment report and lowered sales forecast by some retailer, stocks retreated heading into mid-August.

On August 9, 2013, the DJIA closed at 15425.51, an increase of 17.2% from one year ago and an increase of 17.7% year-to-date, and the NASDAQ Composite Index closed at 3660.11, an increase of 21.3% from one year ago and an increase of 21.3% year-to-date. The S&P 500 closed at 1,691.42 on August 9, 2013, an increase of 20.6% from one year ago and an increase of 18.6% year-to-date.

The market for thrift stocks has also generally shown a positive trend in recent quarters. News that a deal that was reached to avoid the "fiscal cliff" contributed to thrift stock gains at the start of 2013. Thrift stocks traded in a narrow range through mid-January, as investors exercised caution ahead of the fourth quarter earnings season. The narrow trading range for the thrift sector continued through the end of January and the first week of February, amid mixed fourth quarter earnings reports in which a large portion of the thrift sector experienced net interest margin compression during the fourth quarter. Financial shares led the broader stock market higher in mid-February, as investors speculated that merger activity in the financial sector would pick-up in 2013. The growing threat of sequester cuts pushed thrift stocks lower in late-February, as lenders worried that already weak loan demand would be hurt by the across-the-board budget cuts. Thrifts stocks participated in the broader stock market rally that extended into mid-March, with favorable results of the Federal Reserve's big bank stress tests and a better-than-expected employment report for February contributing to the upswing in thrift stocks. Heading into the second half of March, thrift stocks traded in a narrow range to close out the first quarter as the Federal Reserve announced that it was leaving its target interest rate unchanged and would continue its bond buying program.

Disappointing job growth reflected in the March employment report contributed to a decline in thrift stocks at the start of the second quarter of 2013. Thrift shares spiked higher on news that the Federal Reserve remained committed to its stimulus program and then declined in mid-April, as initial first quarter earnings reports posted by some of the large banks generally showed a continuation of net interest margin erosion. Thrift stocks strengthened in the second half of April, as financial stocks benefitted from favorable reports on the housing sector. The favorable employment report for April provided a boost to thrift stock in early-May, which was followed by a narrow trading into mid-May. Thrift stocks strengthened along with the broader stock heading into the second week of May.

Through mid-May, indications from the Federal Reserve that it remained committed to its bond purchase program contributed to an advance in banking industry stocks. Bank and thrift stocks remained relatively steady for the remainder of May and first half of June, notwithstanding a series of economic reports led investors to sell in broader markets after a series of macroeconomic reports and news showed that a middling economic recovery continued. Thrift stocks also traded within this narrow range through mid-June ahead of the release of the May employment report. In concert with the overall increase in the stock market in general that began in late-June, thrift stocks also began a relatively strong run-up due to several factors. Such factors included the release by federal banking agencies of additional clarity on Basil III, including no substantial negative surprises, and statements by the chairman of the Fed that interest rates would not be raised until it was certain that such actions would not hurt the economy. Furthermore, market analysts believed that, although interest rates had risen notably, over the long-term such increases in interest rates would be beneficial to financial institution earnings. In addition, the May jobs report, as issued on July 5, prompted another round of speculation on whether the Fed would reduce monetary policy stimulus sooner rather than later, which would imply higher interest rates and more positive results for financial institutions. Bank and thrift stocks trended notably higher through the middle of July, in concert with the overall rise in the stock market and as second quarter earnings reports indicated that larger banks continued to beat their earnings estimates for the second quarter. Financial shares led the broader stock market higher heading into the second half of July, as some large banks beat second quarter earnings estimates. Thrift stocks edged lower at the end of July, as investors took some profit following the extended run-up in thrift prices. Some favorable economic data boosted thrift shares at the beginning of August, which was followed by a downturn amid indications from the Federal Reserve that tapering of quantitative easing was becoming more likely. On August 9, 2013, the SNL Index for all publicly-traded thrifts closed at 664.57, an increase of 26.9% from one year ago and an increase of 17.5% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 4.1, two standard conversions have been completed during the past three months. The standard conversion offerings are considered to be more relevant for Coastway's pro forma pricing. The average closing pro forma price/tangible book ratio of the two recent standard conversion offerings equaled 59.7%. On average, the two standard conversion offerings reflected price appreciation of 3.3% after the first week of trading. As of August 9, 2013, the two recent standard conversion offerings reflected a 1.5% increase in price on average.

C. The Acquisition Market

Also considered in the valuation was the potential impact on Coastway's stock price of recently completed and pending acquisitions of other thrift institutions operating in

Table 4.1
Pricing Characteristics and After-Market Trends
Recent Conversions Completed in Last Three Months

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information: Excluding Foundation				Contribution to Char. Found.	
Institution	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offer (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Public Off. Excl. Fdn. (%)
Standard Conversions												
Quarry City S&LA - MO	7/26/13	QRRY-OTCBB	$ 40	10.93%	1.30%	101%	$ 4.1	100%	91%	17.6%	N.A.	N.A.
Sunnyside Bancorp, Inc. - NY	7/15/13	SNNY-OTCQB	$ 91	6.72%	0.00%	NM	$ 7.9	100%	132%	9.5%	N.A.	N.A.
Averages - Standard Conversions:			**$ 65**	**8.83%**	**0.65%**	**101%**	**$ 6.0**	**100%**	**111%**	**13.6%**	**N.A.**	**N.A.**
Medians - Standard Conversions:			**$ 65**	**8.83%**	**0.65%**	**101%**	**$ 6.0**	**100%**	**111%**	**13.6%**	**N.A.**	**N.A.**
Averages - All Conversions:			**$ 65**	**8.83%**	**0.65%**	**101%**	**$ 6.0**	**100%**	**111%**	**13.6%**	**N.A.**	**N.A.**
Medians - All Conversions:			**$ 65**	**8.83%**	**0.65%**	**101%**	**$ 6.0**	**100%**	**111%**	**13.6%**	**N.A.**	**N.A.**

Institution	Insider Purchases (% Off Incl. Fdn.+Merger Shares): Benefit Plans ESOP (%)	Recog. Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(1)	Initial Div. Yield (%)	Pro Forma Pricing Ratios(2)(5): P/TB (%)	Core P/E (x)	P/A (%)	Financial Charac.: Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	Closing Price: First Trading Day ($)	% Chge (%)	After First Week(3) ($)	% Chge (%)	After First Month(4) ($)	% Chge (%)	Thru 8/9/13 ($)	% Chge (%)
Quarry City S&LA - MO	0.0%	4.0%	10.0%	15.8%	0.00%	55.9%	15.6x	9.4%	0.6%	16.9%	3.4%	$10.00	$10.75	7.5%	$10.20	2.0%	$10.00	0.0%	$10.25	2.5%
Sunnyside Bancorp, Inc. - NY	7.0%	3.0%	10.0%	5.6%	0.00%	63.6%	-22.0x	8.2%	-0.4%	12.9%	-2.9%	$10.00	$10.50	5.0%	$10.45	4.5%	$10.01	0.1%	$10.04	0.4%
Averages - Standard Conversions:	**3.5%**	**3.5%**	**10.0%**	**10.7%**	**0.00%**	**59.7%**	**-3.2x**	**8.8%**	**0.1%**	**14.9%**	**0.3%**	**$10.00**	**$10.63**	**6.3%**	**$10.33**	**3.2%**	**$10.01**	**0.0%**	**$10.15**	**1.5%**
Medians - Standard Conversions:	**3.5%**	**3.5%**	**10.0%**	**10.7%**	**0.00%**	**59.7%**	**-3.2x**	**8.8%**	**0.1%**	**14.9%**	**0.3%**	**$10.00**	**$10.63**	**6.3%**	**$10.33**	**3.2%**	**$10.01**	**0.0%**	**$10.15**	**1.5%**
Averages - All Conversions:	**3.5%**	**3.5%**	**10.0%**	**10.7%**	**0.00%**	**59.7%**	**-3.2x**	**8.8%**	**0.1%**	**14.9%**	**0.3%**	**$10.00**	**$10.63**	**6.3%**	**$10.33**	**3.2%**	**$10.01**	**0.0%**	**$10.15**	**1.5%**
Medians - All Conversions:	**3.5%**	**3.5%**	**10.0%**	**10.7%**	**0.00%**	**59.7%**	**-3.2x**	**8.8%**	**0.1%**	**14.9%**	**0.3%**	**$10.00**	**$10.63**	**6.3%**	**$10.33**	**3.2%**	**$10.01**	**0.0%**	**$10.15**	**1.5%**

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) As a percent of MHC offering for MHC transactions.
(2) Does not take into account the adoption of SOP 93-6.
(3) Latest price if offering is less than one week old.
(4) Latest price if offering is more than one week but less than one month old.
(5) Mutual holding company pro forma data on full conversion basis.
(6) Simultaneously completed acquisition of another financial institution.
(7) Simultaneously converted to a commercial bank charter.
(8) Former credit union.

August 9, 2013

Rhode Island. As shown in Exhibit IV-4, there have been six Rhode Island thrift acquisitions completed from the beginning of 2002 through August 9, 2013, and there is currently one pending acquisition pending of a Rhode Island savings institution. To the extent that acquisition speculation may impact the Bank's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Bank's market and, thus, are subject to the same type of acquisition speculation that may influence Coastway's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Coastway's stock would tend to be less compared to the stocks of the Peer Group companies.

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift conversions and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

The Bank's management team appears to have experience and expertise in all of the key areas of the Bank's operations. Exhibit IV-5 provides summary resumes of the Bank's Board of Directors and senior management. The Board and senior management have been effective in implementing an operating strategy that can be well managed by the Bank's present organizational structure. The Bank currently does not have any senior management positions that are vacant.

Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted regulated institution, Coastway will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Table 4.2
Valuation Adjustments
Coastway Community Bank

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	Slight Upward
Primary Market Area	Moderate Downward
Dividends	No Adjustment
Liquidity of the Shares	Slight Downward
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology originally promulgated by the OCC and adopted by the FRB, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Bank's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank's prospectus for the effective tax rate, stock benefit plan assumptions, establishment of the foundation, insider purchases and offering expenses (summarized in Exhibits IV-7 and IV-8).

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Bank; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank will adopt "Employers' Accounting for Employee Stock Ownership Plans" ("ASC 718-40") which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of ASC 718-40 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of August 9, 2013, the pro forma market value of the Bank, inclusive of the shares to be issued to the Foundation, was equal to $37,349,750, or 3,734,975 shares issued at $10.00 per share. Based on the terms of the Foundation, the conversion offering is equal to $36,500,000 at the midpoint of the offering range, equal to 3,650,000 shares at $10.00 per share. The $10.00 per share price was determined by Coastway's board of directors.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple to the pro

forma earnings base. In attempting to apply this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank reported net income of $966,000 for the 12 months ended June 30, 2013. Coastway's income statement for the latest 12 months included a non-operating expense item consisting of a write down of fixed assets held for sale in the amount of $482,000. As shown below, on a tax affected basis, assuming an effective marginal tax rate of 39.5% for the earnings adjustment, the Bank's core earnings were determined to equal $1,258,000 for the 12 months ended June 30, 2013. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Table 4.3
Coastway Community Bank
Derivation of Core Earnings, 12 Months Ended June 30, 2013

	Amount ($000)
Net income (loss)	$966
Less: Writedown of Fixed Assets Held for Sale	482
Addback: Tax Effect @39.5%	(190)
Core earnings estimate	$1,258

Based on the Bank's reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported and core P/E multiples at the $37.3 million midpoint value equaled 52.66 times and 37.32 times, respectively, which provided for premiums of 110.98% and 51.34% relative to the Peer Group's average reported and core P/E multiples of 24.96 times and 24.66 times, respectively (see Table 4.4). In comparison to the Peer Group's median reported and core earnings multiples which equaled 27.61 times and 25.78 times, respectively, the Bank's pro forma reported and core P/E multiples at the midpoint value indicated premiums of 90.73% and 44.76%, respectively. At the top of the super range, the Bank's reported and core P/E multiples equaled 78.69 times and 53.76 times, respectively. In comparison to the Peer Group's average reported and core P/E multiples, the Bank's P/E multiples at the top of the super range reflected premiums of 215.26% and 118.00%, respectively. In comparison to the Peer Group's median reported and core P/E multiples, the Bank's P/E multiples at the top of the super range reflected premiums of 185.01% and 108.53%, respectively.

Table 4.4
Public Market Pricing Versus Peer Group
Coastway Community Bank of RI and the Comparables
As of August 9, 2013

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)				Reported		Core	
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang. Eq./ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Coastway Community Bank of RI																				
Supermaximum	10.00	49.49	0.19	13.88	78.69	72.05	11.87	72.05	53.76	0.00	0.00	0.00	417	16.48	16.48	2.81	0.15	0.92	0.22	1.34
Maximum	10.00	43.00	0.22	14.68	63.99	68.12	10.45	68.12	44.63	0.00	0.00	0.00	411	15.35	15.35	2.85	0.16	1.06	0.23	1.53
Midpoint	10.00	37.35	0.27	15.61	52.66	64.06	9.19	64.06	37.32	0.00	0.00	0.00	406	14.35	14.35	2.88	0.17	1.22	0.25	1.72
Minimum	10.00	31.70	0.33	16.88	42.46	59.24	7.89	59.24	30.53	0.00	0.00	0.00	402	13.32	13.32	2.92	0.19	1.40	0.26	1.94
All Non-MHC Public Companies(7)																				
Averages	15.96	341.01	0.20	15.47	18.71	103.20	13.24	111.52	22.08	0.24	1.55	26.73	2489	13.16	12.49	2.86	0.56	4.37	0.01	1.50
Median	14.87	97.19	0.36	14.72	17.34	95.24	12.63	99.25	21.58	0.20	1.34	6.13	778	12.58	11.43	2.02	0.57	4.28	0.37	2.79
Comparable Group																				
Averages	16.56	82.78	0.44	17.20	24.96	96.60	13.66	97.37	24.66	0.15	0.85	29.85	611	13.99	13.91	1.99	0.37	2.66	0.29	2.08
Medians	15.35	83.70	0.33	16.44	27.61	95.34	13.28	97.92	25.78	0.16	1.08	33.62	615	13.60	13.55	1.64	0.48	3.15	0.32	2.08
State of RI (7)																				
NFSB Newport Bancorp, Inc. of RI(7)	17.20	60.97	0.47	15.22	NM	113.01	14.16	113.01	36.60	0.00	0.00	0.00	431	12.53	12.53	1.13	0.29	2.48	0.36	3.15
Comparable Group																				
ALLB Alliance Bancorp, Inc. of PA	14.95	76.78	0.58	15.52	31.15	96.33	16.79	96.33	25.78	0.20	1.34	41.67	457	17.43	17.43	NA	0.52	3.03	0.63	3.66
BLMT BSB Bancorp, Inc. of MA	14.10	132.37	0.01	13.65	NM	103.30	14.56	103.30	NM	0.00	0.00	0.00	909	14.10	14.10	1.67	0.17	1.07	0.01	0.07
CBNK Chicopee Bancorp, Inc. of MA	17.56	95.33	0.56	16.77	32.52	104.71	15.97	104.71	31.36	0.20	1.14	37.04	597	15.25	15.25	0.76	0.49	3.26	0.51	3.38
COBK Colonial Financial Serv. of NJ	14.00	53.94	-0.41	17.66	NM	79.28	8.52	79.28	NM	0.00	0.00	NM	633	10.75	10.75	5.84	-0.24	-2.16	-0.25	-2.27
GTWN Georgetown Bancorp, Inc. of MA	14.87	28.06	-0.05	16.15	28.06	92.07	13.28	92.07	NM	0.16	1.08	30.19	211	14.42	14.42	1.61	0.47	3.78	-0.04	-0.36
HBNK Hampden Bancorp, Inc. of MA	15.75	88.67	0.46	15.41	27.16	102.21	13.28	102.21	34.24	0.24	1.52	41.38	668	13.00	13.00	2.21	0.51	3.75	0.41	2.98
PEOP Peoples Fed Bancshrs Inc of MA	18.35	118.78	0.20	16.72	NM	109.75	20.54	109.75	NM	0.16	0.87	69.57	578	18.72	18.72	0.35	0.26	1.35	0.23	1.17
SIFI SI Financial Group, Inc. of CT	11.13	112.54	-0.05	12.28	NM	90.64	11.86	93.22	NM	0.12	1.08	NM	949	13.09	12.77	1.27	-0.01	-0.08	-0.05	-0.40
THRD TF Fin. Corp. of Newtown PA	27.70	78.72	2.24	29.36	13.13	94.35	11.01	99.50	12.37	0.40	1.44	18.96	715	11.67	11.14	2.24	0.85	7.28	0.90	7.73
WEBK Wellesley Bancorp, Inc. of MA	17.20	42.62	0.88	18.43	17.73	93.33	10.74	93.33	19.55	0.00	0.00	0.00	397	11.51	11.51	NA	0.65	5.36	0.59	4.86

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio, to the Bank's pro forma book value. Based on the $37.3 million midpoint valuation, the Bank's pro forma P/B and P/TB ratios both equaled 64.06% (see Table 4.4). In comparison to the average P/B and P/TB ratios for the Peer Group of 96.60% and 97.37%, the Bank's ratios reflected a discount of 33.69% on a P/B basis and a discount of 34.21% on a P/TB basis. In comparison to the Peer Group's median P/B and P/TB ratios of 95.34% and 97.92%, respectively, the Bank's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 32.81% on a P/B basis and 34.58% on a P/TB basis. At the top of the super range, the Bank's P/B and P/TB ratios both equaled 72.05%. In comparison to the Peer Group's average P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range reflected discounts of 25.41% and 26.00%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range reflect discounts of 24.43% and 26.42%, respectively. RP Financial considered the resulting premiums or discounts under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $37.3 million midpoint of the valuation range, the Bank's value equaled 9.19% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 13.66%, which implies a discount of 32.72% has been applied to the Bank's pro forma P/A ratio. In comparison to the Peer Group's median P/A ratio of 13.28%, the Bank's pro forma P/A ratio at the midpoint value reflects a premium of 30.80%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, there have been two recently completed standard conversion offerings, Quarry City Savsings and Loan Association of MO and Sunnyside Bancorp, Inc. of NY. In comparison to the average closing pro forma P/TB ratio of these offerings, 59.7%, the Bank's P/TB ratio of 64.06% at the midpoint value reflects an implied premium of 7.3%. At the top of the superrange, the Bank's P/TB ratio of 72.05% reflects an implied premium of 20.7% relative to the average closing pro forma P/TB ratio.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of August 9, 2013, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including the shares to be issued to the Foundation equaled $37,349,750 at the midpoint, equal to 3,734,975 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% valuation range indicates a minimum value of $31,702,290 and a maximum value of $42,997,210. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 3,170,229 at the minimum and 4,299,721 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $49,491,790 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 4,949,179.

Based on this valuation range, the conversion stock offering (excluding the shares issued to the Foundation will be as follows: 3,102,500 shares at the minimum, 3,650,000 shares at the midpoint, 4,197,500 shares at the maximum and 4,827,125 shares at the supermaximum of the offering range. These figures translate to offering values as follows: $31,025,000 at the minimum, $36,500,000 at the midpoint, $41,975,000 at the maximum and $48,271,250 at the supermaximum of the offering range. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1
Coastway Community Bank
Map of Branch Office Network

Coastway's Branch Office Locations

Custom Territories

- Kent County
- Providence County

Pushpins

- ▲ Corporate Headquarters
- △ Branches



MASSACHUSETTS
RHODE ISLAND
CONNECTICUT
Providence County
Kent County
Dudley
Webster
Worcester
Blackstone
Norfolk
Easton Center
East Bridgewater
Mansfield
West Bridgewater
Woonsocket
Plainville
Cumberland Hill
North Smithfield
North Attleboro
Bridgewater
Pascoag
Plymouth
Woodstock
Thompson
Norton
Attleboro
Smithfield
Township of Lincoln
Raynham Center
Putnam
Glocester
Valley Falls
Taunton
Central Falls
Greenville
Pawtucket
North Dighton
Middleboro
East Killingly
North Providence
Seekonk
Rehoboth
Bristol
Dighton
Lakeville
Johnston
Providence
Windham
North Scituate
East Providence
Danielson
Cranston
East Freetown
Brooklyn
Swansea
Barrington
Somerset
Warren
Moosup
Coventry
Kent
West Warwick
Warwick
Fall River
Acushnet
Plainfield
East Greenwich
Bristol
New Bedford
North Dartmouth
Tiverton
Westport
Jewett City
Portsmouth
Bliss Corner
Narragansett Bay
Exeter
North Kingstown
Newport
Aquidneck Island
Preston
Middletown
New London
Washington
Buzzards Bay
Kingston
Newport
Almy Pond
Hopkinton
Wakefield
Narragansett Pier
Atlantic Ocean
Pawcatuck
0 mi
5
10
15
20

EXHIBIT I-2
Coastway Community Bank
Audited Financial Statements
(Incorporated by Reference)

Exhibit I-3
Coastway Bancorp, Inc.
Key Operating Ratios

	At or For the Six Months Ended June 30,[5]		At or For the Years Ended December 31,		
	2013	2012	2012	2011	2010
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on assets (ratio of net income to average total assets)	0.17%	0.30%	0.34%	0.32%	0.19%
Return on equity (ratio of net income to average equity)	2.21%	3.73%	4.36%	3.92%	2.32%
Interest rate spread [1]	3.24%	3.42%	3.32%	3.68%	3.51%
Net interest margin [2]	3.42%	3.61%	3.51%	3.87%	3.75%
Efficiency ratio [3]	91.91%	83.58%	82.56%	83.12%	85.38%
Non-interest expense to average total assets	4.39%	4.34%	4.39%	4.55%	4.33%
Average interest-earning assets to average interest-bearing liabilities	121.49%	120.75%	121.36%	120.17%	119.61%
Average equity to average total assets	7.57%	7.95%	7.89%	8.28%	8.04%
Asset Quality Ratios:					
Nonperforming assets to total assets	2.20%	2.37%	2.89%	2.64%	3.39%
Nonperforming loans to total loans	2.14%	1.95%	2.58%	2.47%	3.90%
Allowance for loan losses to nonperforming loans	24.15%	23.19%	20.48%	21.38%	16.36%
Allowance for loan losses to total loans	0.52%	0.45%	0.53%	0.53%	0.64%
Capital Ratios:					
Equity to total assets at end of period	7.3%	8.0%	7.7%	8.1%	8.2%
Total capital to risk-weighted assets [4]	10.4%	11.0%	10.7%	11.4%	12.1%
Tier 1 capital to risk-weighted assets [4]	9.8%	10.5%	10.1%	10.8%	11.4%
Tier 1 capital to adjusted assets [4]	7.8%	8.2%	8.1%	8.3%	8.3%
Other Data:					
Number of full service offices	9	7	8	7	7
Full time equivalent employees	144	125	141	123	125

(1) Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(2) Represents net interest income as a percent of average interest-earning assets for the period.
(3) Represents non-interest expense divided by the sum of net interest income and non-interest income. Our efficiency ratio for the six months ended June 30, 2013 included the impact of the impairment loss of $482,000 related to the write-down of two real estate properties that were classified as held for sale at June 30, 2013.
(4) Represents capital ratios of Coastway Community Bank.
(5) Ratios are annualized where appropriate.

Source: Coastway Bancorp's preliminary prospectus.

Exhibit I-4
Coastway Bancorp, Inc.
Yields and Costs

	At June 30, 2013	For the Six Months Ended June 30,					
		2013			2012		
	Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate[4]	Average Outstanding Balance	Interest	Average Yield/Rate[4]
		(Dollars in thousands)					
Assets:							
Loans and loans held for sale	4.48%	$ 320,547	$ 6,864	4.32%	$ 284,207	$ 6,600	4.68%
Cash and cash equivalents	0.07	3,848	1	0.05	8,159	7	0.17
Federal Home Loan Bank of Boston stock	0.38	2,824	8	0.57	3,175	10	0.64
Total interest-earning assets		327,219	6,873	4.24	295,541	6,617	4.51
Non-interest-earning assets		33,323			31,669		
Total assets		$ 360,542			$ 327,210		
Liabilities and equity:							
Money market accounts	0.43	$ 53,004	112	0.43	$ 50,960	107	0.42
Savings accounts	0.25	79,975	93	0.23	74,448	86	0.23
Club accounts	0.25	1,412	2	0.29	1,345	2	0.30
Certificates of deposit	1.73	121,691	1,056	1.75	112,819	1,047	1.87
Total interest bearing deposits		256,082	1,263	0.99	239,572	1,242	1.04
Borrowed funds	0.84	13,255	68	1.03	5,192	78	3.03
Total interest-bearing liabilities		269,337	1,331	1.00	244,764	1,320	1.09
Non-interest-bearing deposits		60,323			51,857		
Other liabilities		3,578			4,570		
Total liabilities		333,238			301,191		
Retained earnings		27,304			26,019		
Total liabilities and retained earnings		$ 360,542			$ 327,210		
Net interest income			$ 5,542			$ 5,297	
Net interest rate spread(1)				3.24%			3.42%
Net interest-earning assets(2)		$ 57,882			$ 50,777		
Net interest margin(3)				3.42%			3.61%
Average interest-earning assets to interest-bearing liabilities		121.49%			120.75%		

Source: Coastway Bancorp's Preliminary prospectus.

Exhibit I-4 (continued)
Coastway Bancorp, Inc.
Yield and Costs

	For the Years Ended December 31,								
	2012			2011			2010		
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
	(Dollars in thousands)								
Assets:									
Loans and loans held for sale	$ 289,404	$ 13,173	4.55%	$ 277,971	$ 13,698	4.93%	$ 276,018	$ 14,100	5.11%
Cash and cash equivalents	8,301	15	0.18	3,273	4	0.12	6,402	16	0.15
Federal Home Loan Bank of Boston stock	3,105	19	0.61	3,408	15	0.44	3,408	—	—
Total interest-earning assets	300,810		4.39	284,652	13,717	4.82	285,828	14,116	4.94
Non-interest-earning assets	32,871			26,762			23,108		
Total assets	$ 333,681			$ 311,414			$ 308,936		
Liabilities and equity:									
Money market accounts	$ 52,248	222	0.42	$ 48,290	202	0.42	$ 56,715	395	0.70
Savings accounts	74,735	175	0.23	66,316	154	0.23	59,398	137	0.23
Club accounts	1,454	4	0.28	1,315	3	0.23	1,300	3	0.23
Certificates of deposit	114,836	2,104	1.83	109,218	2,130	1.95	111,290	2,588	2.33
Total interest bearing deposits	243,273	2,505	1.03	225,139	2,489	1.11	228,703	3,123	1.37
Borrowed funds	4,597	145	3.15	11,727	215	1.83	10,261	280	2.73
Total interest-bearing liabilities	247,870	2,650	1.07	236,866	2,704	1.14	238,964	3,403	1.42
Non-interest-bearing deposits	54,609			45,409			42,352		
Other liabilities	4,887			3,350			2,785		
Total liabilities	307,366			285,625			284,101		
Retained earnings	26,315			25,789			24,835		
Total liabilities and retained earnings	$ 333,681			$ 311,414			$ 308,936		
Net interest income		$ 10,557			$ 11,013			$ 10,713	
Net interest rate spread(1)			3.32%			3.68%			3.51%
Net interest-earning assets(2)	$ 52,940			$ 47,786			$ 48,864		
Net interest margin(3)			3.51%			3.87%			3.75%
Average interest-earning assets to interest-bearing liabilities	121.36%			120.17%			119.61%		

(1) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(2) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets
(4) Annualized.

Exhibit I-5
Coastway Bancorp, Inc.
Loan Loss Allowance Activity

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,				
	2013	2012	2012	2011	2010	2009	2008
			(Dollars in thousands)				
Balance at beginning of period	$ 1,569	$ 1,424	$ 1,424	$ 1,636	$ 1,346	$ 963	$ 304
Charge-offs:							
Residential real estate mortgage loans:							
One- to four-family	—	(110)	(154)	(829)	(3)	(412)	—
Home equity loans and lines of credit	(215)	(625)	(707)	(446)	(440)	(83)	(77)
Commercial real estate loans	—	—	—	—	(174)	(91)	—
Commercial business loans	—	—	—	(32)	—	—	—
SBA loans	(8)	(43)	(117)	(112)	(382)	(134)	(201)
Commercial construction loans	—	—	—	—	—	—	—
Consumer loans	(15)	(16)	(58)	(40)	(22)	(54)	(137)
Total charge-offs	(238)	(794)	(1,036)	(1,459)	(1,021)	(774)	(415)
Recoveries:							
Residential real estate mortgage loans:							
One- to four-family	7	5	9	9	5	—	—
Home equity loans and lines of credit	6	1	8	7	4	3	—
Commercial real estate loans	—	—	—	—	—	—	—
Commercial business loans	—	—	—	—	—	—	—
SBA loans	33	21	39	38	21	1	2
Commercial construction loans	—	—	—	—	—	—	—
Consumer loans	11	7	16	36	37	42	31
Total recoveries	57	34	72	90	67	46	33
Net (charge-offs) recoveries	(181)	(760)	(964)	(1,369)	(954)	(728)	(382)
Provision for loan losses	209	584	1,109	1,157	1,244	1,111	1,041
Balance at end of period	$ 1,597	$ 1,248	$ 1,569	$ 1,424	$ 1,636	$ 1,346	$ 963
Ratios:							
Net charge-offs to average loans outstanding	0.12%	0.56%	0.35%	0.51%	0.36%	0.29%	0.16%
Allowance for loan losses to nonperforming loans at end of period	24.15%	23.19%	20.48%	21.38%	16.36%	36.74%	26.49%
Allowance for loan losses to total loans at end of period	0.52%	0.45%	0.53%	0.53%	0.64%	0.52%	0.40%

Source: Coastway Bancorp's preliminary prospectus.

Exhibit I-6
Coastway Bancorp, Inc.
Interest Rate Risk Analysis

Change in Interest Rates (Basis Points)[1]	Economic Value of Equity			EVE as a % of Economic Value of Assets[3]	
	Estimated EVE[2]	Amount of Change	Percent	EVE Ratio	Change[1]
			(Dollars in thousands)		
+400	$ 41,635	$ 7,804	23.1%	11.81	2.83
+300	40,011	6,180	18.3	11.17	2.19
+200	38,198	4,367	12.9	10.49	1.61
+100	36,343	2,512	7.4	9.80	0.83
0	33,831	—	—	8.97	—
-100	27,388	(6,443)	(19.0)%	7.20	1.78

(1) Assumes instantaneous parallel changes in interest rates.
(2) EVE or Economic Value of Equity at Risk measures Coastway Community Bank's exposure to equity due to changes in a forecast interest rate environment.
(3) EVE ratio represents Economic Value of Equity divided by the economic value of assets which should measure stability for future earnings.

Source: Coastway Bancorp's preliminary prospectus.

Exhibit I-7
Coastway Bancorp, Inc.
Fixed Rate and Adjustable Rate Loans

	Due After December 31, 2013		
	Fixed	Adjustable	Total
		(In thousands)	
Residential real estate mortgage loans:			
One- to four-family	$ 58,204	$ 20,100	$ 78,304
Home equity loans and lines of credit	19,545	60,691	80,236
Commercial real estate loans	11,272	66,816	78,088
Commercial business loans	4,252	1,444	5,696
SBA loans	1,053	35,216	36,269
Commercial construction loans	290	2,634	2,924
Consumer loans	1,411	—	1,411
Total loans	$ 96,027	$ 186,901	$ 282,928

Source: Coastway Bancorp's preliminary prospectus.

Exhibit I-8
Coastway Bancorp, Inc.
Loan Portfolio Composition

	At June 30, 2013		At December 31, 2012		At December 31, 2011	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Residential real estate mortgage loans:						
One- to four-family	$ 86,970	28.17%	$ 78,633	26.50%	$ 73,335	27.19%
Home equity loans and lines of credit	84,441	27.35	83,154	28.03	80,267	29.76
Commercial real estate loans	83,455	27.03	81,754	27.56	67,044	24.85
Commercial business loans.........	8,330	2.70	7,899	2.66	4,146	1.54
SBA loans..................................	37,686	12.21	39,628	13.36	41,385	15.34
Commercial construction loans...	5,958	1.93	3,302	1.11	—	—
Consumer loans	1,889	0.61	2,320	0.78	3,573	1.32
Total loans.................................	308,729	100.00%	296,690	100.00%	269,750	100.00%
Other items:						
Net deferred loan costs	2,024		1,878		1,252	
Allowance for loan losses...........	(1,597)		(1,569)		(1,424)	
Total loans, net..................	$ 309,156		$ 296,999		$ 269,578	

	At December 31, 2010		At December 31, 2009		At December 31, 2008	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Residential real estate mortgage loans:						
One- to four-family...............	$ 75,191	29.23%	$ 86,070	33.12%	$ 86,072	35.89%
Home equity loans and lines of credit	81,047	31.50	81,221	31.25	69,459	28.96
Commercial real estate loans......	47,498	18.46	35,693	13.74	25,128	10.48
Commercial business loans	2,877	1.12	2,831	1.09	2,894	1.21
SBA loans	44,329	17.23	41,703	16.05	36,530	15.23
Commercial construction loans ..	220	0.09	1,350	0.52	2,020	0.84
Consumer loans	6,114	2.38	10,999	4.23	17,732	7.39
Total loans	257,276	100.00%	259,867	100.00%	239,835	100.00%
Other items:						
Net deferred loan costs..............	1,405		1,547		1,678	
Allowance for loan losses	(1,636)		(1,346)		(963)	
Total loans, net.................	$ 257,045		$ 260,068		$ 240,550	

Source: Coastway Bancorp's preliminary prospectus.

Exhibit I-9
Coastway Bancorp's Inc.
Contractual Maturity By Loan Type

	One- to Four-Family		Home Equity Loans and Lines of Credit		Commercial Real Estate		Commercial Business	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)							
Due During the Years Ending December 31,								
2013	$ 329	5.14%	$ 2,918	5.01%	$ 3,666	4.60%	$ 2,203	4.05%
2014	73	5.44	4,273	4.35	692	5.52	310	4.67
2015	38	4.50	3,322	4.14	3,594	5.86	469	5.45
2016 to 2017	60	4.01	7,255	4.38	5,709	5.22	1,044	4.98
2018 to 2022	3,073	5.23	63,013	3.75	42,733	4.86	3,747	4.05
2023 to 2027	2,859	4.84	2,373	6.29	8,561	5.12	126	5.10
2028 and beyond	72,201	4.60	—	—	16,799	5.35	—	—
Total	$ 78,633	4.63%	$ 83,154	3.97%	$ 81,754	5.35%	$ 7,899	4.30%

	SBA		Commercial Construction		Consumer	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)					
Due During the Years Ending December 31,						
2013	$ 3,359	5.13%	$ 2,456	4.52%	$ 909	6.72%
2014	1,183	5.57	846	3.85	325	8.16
2015	1,474	5.49	—	—	552	8.36
2016 to 2017	2,503	4.85	—	—	384	7.77
2018 to 2022	8,297	5.50	—	—	132	8.41
2023 to 2027	8,111	5.40	—	—	18	3.00
2028 and beyond	14,701	5.74	—	—	—	—
Total	$ 39,628	5.50%	$ 3,302	4.35%	$ 2,320	7.55%

Source: Coastway Bancorp's preliminary prospectus.

Exhibit I-10
Coastway Bancorp, Inc.
Loan Origination, Purchases and Sales

	For the Six Months Ended June 30,		For the Years Ended December 31,		
	2013	2012	2012	2011	2010
			(In thousands)		
Total loans and loans held for sale at beginning of period	$ 310,332	$ 284,278	$ 284,278	$ 276,526	$ 268,458
Loans originated:					
Residential real estate mortgage loans:					
One- to four-family	103,390	75,393	186,866	153,696	153,811
Home equity loans and lines of credit	8,528	4,055	16,966	15,369	21,796
Commercial real estate loans	17,010	11,851	22,768	33,472	20,723
Commercial business loans	904	742	5,473	2,485	701
SBA loans	3,459	2,698	8,305	8,721	13,244
Commercial construction loans	10,250	2,240	4,455	—	—
Consumer loans	242	320	603	742	1,936
Total loans originated	143,783	97,299	245,436	214,485	212,211
Loans purchased:					
Residential real estate mortgage loans:					
One- to four-family	—	—	—	—	—
Home equity loans and lines of credit	—	—	—	—	—
Commercial real estate loans	—	—	2,375	—	—
Commercial business loans	—	—	—	—	—
SBA loans	—	—	—	—	—
Commercial construction loans	—	—	—	—	—
Consumer loans	—	—	—	—	—
Total loans purchased	—	—	2,375	—	—
Loans sold:					
Residential real estate mortgage loans:					
One- to four-family	81,456	70,519	172,224	142,807	137,223
Home equity loans and lines of credit	—	—	—	—	—
Commercial real estate loans	1,840	—	—	4,188	—
Commercial business loans	—	—	—	—	—
SBA loans	2,500	1,836	7,092	7,862	3,301
Commercial construction loans	—	326	691	—	—
Consumer loans	—	—	—	—	—
Total loans sold	86,086	72,681	180,007	154,857	140,524
Deduct:					
Principal repayments, charge-offs and transfers to foreclosed real estate	40,508	20,477	41,750	51,876	63,619
Net loan activity	17,479	4,141	26,054	7,752	8,068
Total loans and loans held for sale at end of period (excluding net deferred loan fees and costs)	$ 327,811	$ 288,419	$ 310,332	$ 284,278	$ 276,526

Source: Coastway Bancorp's preliminary prospectus.

Exhibit I-11
Coastway Bancorp, Inc.
Non-Performing Assets

	At June 30,	At December 31,				
	2013	2012	2011	2010	2009	2008
	(Dollars in thousands)					
Nonaccrual loans:						
Residential real estate mortgage loans:						
One- to four-family	$ 2,283	$ 2,305	$ 1,734	$ 2,858	$ —	$ 1,311
Home equity loans and lines of credit	406	779	555	862	613	77
Commercial real estate loans	—	—	—	—	—	344
Commercial business loans	149	—	—	366	—	—
SBA loans	334	569	1,149	1,527	2,595	1,884
Commercial construction loans	—	—	—	—	—	—
Consumer loans	—	—	58	—	74	20
Total nonaccrual loans	3,172	3,653	3,496	5,613	3,282	3,636
Non-accruing troubled debt restructured loans:						
Residential real estate mortgage loans:						
One- to four-family	2,760	3,468	2,077	3,212	—	—
Home equity loans and lines of credit	25	25	180	303	—	—
Commercial real estate loans	—	—	—	—	—	—
Commercial business loans	—	—	—	—	—	—
SBA loans	655	502	906	910	638	—
Commercial construction loans	—	—	—	—	—	—
Consumer loans	—	13	—	—	—	—
Total non-accruing troubled debt restructured loans	3,440	4,008	3,163	4,425	638	—
Total nonperforming loans	6,612	7,661	6,659	10,038	3,920	3,636
Foreclosed real estate:						
One- to four-family	1,580	2,502	1,870	435	675	250
Home equity loans and lines of credit	90	92	—	—	—	485
Commercial loans	—	—	—	—	—	—
Commercial business loans	—	—	—	—	—	—
SBA loans	—	—	—	—	428	675
Commercial construction loans	—	—	—	—	—	—
Consumer loans	—	—	—	—	—	—
Total foreclosed real estate	1,670	2,594	1,870	435	1,103	1,410
Total nonperforming assets	$ 8,282	$ 10,255	$ 7,804	$ 10,473	$ 5,023	$ 5,046
Total accruing troubled debt restructured loans	3,438	2,177	2,773	4,042	10,175	231
Ratios:						
Nonperforming loans to total loans	2.14%	2.58%	2.47%	3.90%	1.51%	1.52%
Nonperforming assets to total assets	2.20%	2.89%	2.64%	3.39%	1.68%	1.67%

Source: Coastway Bancorp's preliminary prospectus.

Exhibit I-12
Coastway Bancorp, Inc.
Deposit Composition

	At or for the Six Months Ended June 30, 2013				At or for the Year Ended December 31, 2012			
	Average Balance	Balance	Percent of Balance	Weighted Average Rate	Average Balance	Balance	Percent of Balance	Weighted Average Rate
	(Dollars in thousands)							
Non-interest bearing demand deposit accounts	$ 60,323	$ 63,775	19.33%	—%	$ 54,609	$ 57,608	18.72%	—%
Money market accounts	53,004	54,945	16.65	0.43	52,248	51,570	16.75	0.43
Savings accounts and interest-bearing checking	79,975	86,454	26.20	0.25	74,735	77,042	25.03	0.25
Club accounts	1,412	1,533	0.46	0.25	1,454	1,197	0.39	0.25
Total transaction accounts	194,715	206,707	62.64	0.22	183,046	187,417	60.89	0.22
Certificates of deposit	121,691	123,285	37.36	1.73	114,836	120,376	39.11	1.82
Total deposits	$ 316,406	$ 329,992	100.00%	0.78%	$ 297,882	$ 307,793	100.00%	0.85%

	At or for the Year Ended December 31,							
	2011				2010			
	Average Balance	Balance	Percent of Balance	Weighted Average Rate	Average Balance	Balance	Percent of Balance	Weighted Average Rate
	(Dollars in thousands)							
Non-interest bearing demand deposit accounts	$ 45,409	$ 49,895	17.63%	—%	$ 42,352	$ 43,857	16.75%	—%
Money market accounts	48,290	49,232	17.40	0.43	56,715	51,062	19.50	0.42
Savings accounts and interest-bearing checking	66,316	70,356	24.86	0.25	59,398	60,151	22.97	0.50
Club accounts	1,315	1,124	0.40	0.25	1,300	1,013	0.39	0.50
Total transaction accounts	161,330	170,607	60.29	0.23	159,765	156,083	59.61	0.33
Certificates of deposit	109,218	112,349	39.71	1.98	111,290	105,768	40.39	2.06
Total deposits	$ 270,548	$ 282,956	100.00%	0.92%	$ 271,055	$ 261,851	100.00%	1.03%

Source: Coastway Bancorp's preliminary prospectus.

Exhibit I-13
Coastway Bancorp, Inc.
CD's by Rate and Maturity

	At June 30, 2013					
	Less Than One Year	Over One Year to Two Years	Over Two Years to Three Years	Over Three Years	Total	Percentage of Total Certificate Accounts
	(Dollars in thousands)					
Interest Rate:						
Less than 0.50%	$ 18,688	$ —	$ —	$ —	$ 18,688	15.16%
0.51% - 1.00%	17,602	9,139	2,220	11	28,972	23.50
1.01% - 2.00%	5,269	2,484	425	22,994	31,172	25.28
2.01% - 3.00%	1,425	5,909	19,038	6,603	32,975	26.75
3.01% - 4.00%	2,831	2,341	6,037	—	11,209	9.09
4.01% and over	269	—	—	—	269	0.22
Total	$ 46,084	$ 19,873	$ 27,720	$ 29,608	$ 123,285	100.00%

Source: Coastway Bancorp's preliminary prospectus.

Exhibit I-14
Coastway Bancorp, Inc.
Borrowings Activity

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,		
	2013	2012	2012	2011	2010
	(Dollars in thousands)				
FHLB Advances:					
Balance at end of period	$ 14,000	$ 3,407	$ 16,343	$ 10,769	$ 18,188
Average balance during period	13,256	5,192	4,597	11,371	8,863
Maximum outstanding at any month end	20,332	6,759	16,343	15,916	18,188
Weighted average interest rate at end of period	0.84%	3.80%	1.03%	1.83%	1.43%
Average interest rate during period	1.02%	3.01%	3.15%	1.89%	2.76%

Source: Coastway Bancorp's preliminary prospectus.

Exhibit II-1
Coastway Bancorp, Inc.
Description of Office Facilities

Location	Leased or Owned	Year Acquired or Leased	Building Square Footage	Net Book Value of Real Property (In thousands)
Corporate Headquarters: (including land)				
One Coastway Plaza Cranston, RI 02910	Owned	2003	22,671	$ 3,415
Full Service Branches: (including land)				
180 Washington Street Providence, RI 02903	Owned	2011	7,000	4,131
Warwick 2089 Warwick Avenue Warwick, RI 02889	Owned	1954	4,628	843
Women & Infants Hospital(1) 101 Dudley Street Providence, RI 02905	Leased	1986	1,000	—
Lincoln(2) 210 Front Street Lincoln, RI 02865	Leased	1998	2,800	—
Cranston East 1155 Reservoir Avenue Cranston, RI 02920	Owned	2000	4,810	2,096
Cowesett 3830 Post Road Warwick, RI 02886	Owned	2002	2,771	1,442
East Providence 2830 Pawtucket Avenue East Providence, RI 02915	Owned	2005	3,476	1,990
East Greenwich 5750 Past Road East Greenwich, RI 02818	Owned	2012	3,500	4,380
Cranston West 200 Comstock Parkway Cranston, RI 02920	Owned	2013	3,800	2,453
Real estate held for sale:				
33 Sharpe Drive Cranston, RI 02920	Owned	2012	38,400	2,280
Land in 2285 New London Turnpike Coventry, RI 02816	Owned		—	1,235
Future Corporate Headquarters:				
MetroCenter 1 LoriAnne Drive Warwick, RI 02886	Purchase & Sale	—	Under construction	—

(1) The lease expires on June 30, 2016.
The lease expires December 31, 2013. This branch will be relocated to 618 George Washington Highway, Lincoln, RI 02845

Source: Coastway Bancorp's preliminary prospectus.

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
2007:	Quarter 1	8.25%	5.04%	4.90%	4.65%
	Quarter 2	8.25%	4.82%	4.91%	5.03%
	Quarter 3	7.75%	3.82%	4.05%	4.59%
	Quarter 4	7.25%	3.36%	3.34%	3.91%
2008:	Quarter 1	5.25%	1.38%	1.55%	3.45%
	Quarter 2	5.00%	1.90%	2.36%	3.99%
	Quarter 3	5.00%	0.92%	1.78%	3.85%
	Quarter 4	3.25%	0.11%	0.37%	2.25%
2009:	Quarter 1	3.25%	0.21%	0.57%	2.71%
	Quarter 2	3.25%	0.19%	0.56%	3.53%
	Quarter 3	3.25%	0.14%	0.40%	3.31%
	Quarter 4	3.25%	0.06%	0.47%	3.85%
2010:	Quarter 1	3.25%	0.16%	0.41%	3.84%
	Quarter 2	3.25%	0.18%	0.32%	2.97%
	Quarter 3	3.25%	0.18%	0.32%	2.97%
	Quarter 4	3.25%	0.12%	0.29%	3.30%
2011:	Quarter 1	3.25%	0.09%	0.30%	3.47%
	Quarter 2	3.25%	0.03%	0.19%	3.18%
	Quarter 3	3.25%	0.02%	0.13%	1.92%
	Quarter 4	3.25%	0.02%	0.12%	1.89%
2012:	Quarter 1	3.25%	0.07%	0.19%	2.23%
	Quarter 2	3.25%	0.09%	0.21%	1.67%
	Quarter 3	3.25%	0.10%	0.17%	1.65%
	Quarter 4	3.25%	0.05%	0.16%	1.78%
2013:	Quarter 1	3.25%	0.07%	0.14%	1.87%
	Quarter 2	3.25%	0.04%	0.15%	2.52%
As of August 9, 2013		3.25%	0.05%	0.11%	2.57%

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal.

EXHIBIT II-3
Coastway Community Bank
Market Area Demographic/Economic Information

Demographic Detail: Rhode Island

	Base 2010	Current 2012	Projected 2017	% Change 2010 - 2012	% Change 2012 - 2017
Total Population (actual)	1,052,567	1,049,634	1,038,305	(0.28)	(1.08)
0-14 Age Group (%)	17.26	17.08	17.08	(1.35)	(1.08)
15-34 Age Group (%)	27.47	27.46	26.75	(0.34)	(3.63)
35-54 Age Group (%)	28.43	27.59	26.09	(3.23)	(6.46)
55-69 Age Group (%)	16.47	17.29	18.64	4.68	6.61
70+ Age Group (%)	10.36	10.59	11.45	1.88	7.01
Median Age (actual)	39.30	39.70	40.10	1.02	1.01
Female Population (actual)	544,167	541,167	534,597	(0.55)	(1.21)
Male Population (actual)	508,400	508,467	503,708	0.01	(0.94)
Population Density (#/ sq miles)	1,018.10	1,015.30	1,004.30	(0.28)	(1.08)
Diversity Index (actual)	47.80	49.00	52.40	2.51	6.94
Black (%)	5.72	5.72	5.91	(0.24)	2.16
Asian (%)	2.89	2.96	3.17	1.99	5.90
White (%)	81.41	80.98	79.63	(0.80)	(2.74)
Hispanic (%)	12.41	13.06	14.96	4.95	13.31
Pacific Islander (%)	0.05	0.05	0.06	3.25	10.84
American Indian/Alaska Native (%)	0.58	0.57	0.59	(0.63)	2.09
Multiple races (%)	3.30	3.44	3.80	3.88	9.18
Other (%)	6.05	6.26	6.84	3.30	8.08
Total Households (actual)	413,600	411,726	409,741	(0.45)	(0.48)
< $25K Households (%)	NA	24.06	20.75	NA	(14.15)
$25-49K Households (%)	NA	22.41	17.84	NA	(20.78)
$50-99K Households (%)	NA	31.02	34.83	NA	11.73
$100-$199K Households (%)	NA	18.46	22.03	NA	18.75
$200K+ Households (%)	NA	4.05	4.55	NA	11.74
Average Household Income ($)	NA	69,879	80,231	NA	14.81
Median Household Income ($)	NA	53,372	63,323	NA	18.64
Per Capita Income ($)	NA	28,395	32,690	NA	15.13
Total Owner Occupied Housing Units (actual)	250,952	244,927	244,737	(2.40)	(0.08)
Renter Occupied Housing Units (actual)	162,648	166,799	165,004	2.55	(1.08)
Vacant Occupied Housing Units (actual)	49,788	52,627	56,463	5.70	7.29

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Detail: Providence-New Bedford-Fall River, RI-MA

	Base 2010	Current 2012	Projected 2017	% Change 2010 - 2012	% Change 2012 - 2017
Total Population (actual)	1,600,852	1,603,495	1,598,560	0.17	(0.31)
0-14 Age Group (%)	17.58	17.40	17.41	(0.85)	(0.25)
15-34 Age Group (%)	26.78	26.75	26.02	0.04	(3.05)
35-54 Age Group (%)	28.93	28.09	26.58	(2.75)	(5.66)
55-69 Age Group (%)	16.47	17.30	18.67	5.22	7.58
70+ Age Group (%)	10.24	10.46	11.33	2.34	7.94
Median Age (actual)	39.50	39.90	40.20	1.01	0.75
Female Population (actual)	826,936	826,076	822,438	(0.10)	(0.44)
Male Population (actual)	773,916	777,419	776,122	0.45	(0.17)
Population Density (#/ sq miles)	1,008.80	1,010.50	1,007.30	0.17	(0.31)
Diversity Index (actual)	42.40	43.70	47.30	3.07	8.24
Black (%)	4.87	4.90	5.12	0.70	4.24
Asian (%)	2.54	2.63	2.89	3.76	9.53
White (%)	83.81	83.34	81.96	(0.39)	(1.96)
Hispanic (%)	10.22	10.82	12.53	5.99	15.47
Pacific Islander (%)	0.05	0.05	0.05	2.64	11.81
American Indian/Alaska Native (%)	0.51	0.51	0.54	0.34	4.92
Multiple races (%)	3.07	3.22	3.58	4.99	10.74
Other (%)	5.14	5.34	5.85	4.02	9.17
Total Households (actual)	626,610	626,508	628,040	(0.02)	0.24
< $25K Households (%)	NA	23.93	21.15	NA	(11.38)
$25-49K Households (%)	NA	22.37	18.25	NA	(18.24)
$50-99K Households (%)	NA	30.87	34.09	NA	10.69
$100-$199K Households (%)	NA	19.23	22.51	NA	17.32
$200K+ Households (%)	NA	3.59	4.00	NA	11.66
Average Household Income ($)	NA	69,983	79,361	NA	13.40
Median Household Income ($)	NA	53,554	62,557	NA	16.81
Per Capita Income ($)	NA	28,231	32,100	NA	13.70
Total Owner Occupied Housing Units (actual)	383,745	376,811	379,806	(1.81)	0.79
Renter Occupied Housing Units (actual)	242,865	249,697	248,234	2.81	(0.59)
Vacant Occupied Housing Units (actual)	67,313	69,810	73,655	3.71	5.51

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Detail: Providence, RI

	Base 2010	Current 2012	Projected 2017	% Change 2010 - 2012	% Change 2012 - 2017
Total Population (actual)	626,667	620,861	611,546	(0.93)	(1.50)
0-14 Age Group (%)	17.90	17.73	17.75	(1.90)	(1.35)
15-34 Age Group (%)	29.68	29.72	29.04	(0.76)	(3.78)
35-54 Age Group (%)	27.71	26.90	25.53	(3.83)	(6.52)
55-69 Age Group (%)	14.86	15.59	16.81	3.91	6.18
70+ Age Group (%)	9.85	10.06	10.88	1.22	6.51
Median Age (actual)	36.90	37.10	37.50	0.54	1.08
Female Population (actual)	324,285	320,422	315,273	(1.19)	(1.61)
Male Population (actual)	302,382	300,439	296,273	(0.64)	(1.39)
Population Density (#/ sq miles)	1,530.30	1,516.10	1,493.40	(0.93)	(1.50)
Diversity Index (actual)	62.00	63.10	66.10	1.77	4.75
Black (%)	8.46	8.41	8.53	(1.50)	(0.20)
Asian (%)	3.67	3.75	3.99	1.19	4.78
White (%)	73.41	72.85	71.21	(1.69)	(3.71)
Hispanic (%)	18.80	19.63	21.94	3.46	10.07
Pacific Islander (%)	0.07	0.07	0.07	0.48	6.64
American Indian/Alaska Native (%)	0.66	0.65	0.65	(2.45)	(0.42)
Multiple races (%)	4.18	4.38	4.84	3.82	8.97
Other (%)	9.55	9.89	10.70	2.63	6.55
Total Households (actual)	241,717	239,513	236,398	(0.91)	(1.30)
< $25K Households (%)	NA	28.54	25.17	NA	(12.97)
$25-49K Households (%)	NA	23.79	19.40	NA	(19.52)
$50-99K Households (%)	NA	29.24	33.29	NA	12.35
$100-$199K Households (%)	NA	15.44	18.73	NA	19.72
$200K+ Households (%)	NA	2.99	3.42	NA	12.97
Average Household Income ($)	NA	62,407	71,609	NA	14.75
Median Household Income ($)	NA	46,859	55,565	NA	18.58
Per Capita Income ($)	NA	25,159	28,819	NA	14.55
Total Owner Occupied Housing Units (actual)	130,368	125,899	124,701	(3.43)	(0.95)
Renter Occupied Housing Units (actual)	111,349	113,614	111,697	2.03	(1.69)
Vacant Occupied Housing Units (actual)	23,118	25,322	28,137	9.53	11.12

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Detail: Kent, RI

	Base 2010	Current 2012	Projected 2017	% Change 2010 - 2012	% Change 2012 - 2017
Total Population (actual)	166,158	166,418	164,880	0.16	(0.92)
0-14 Age Group (%)	16.67	16.49	16.48	(0.92)	(1.01)
15-34 Age Group (%)	23.09	23.07	22.41	0.08	(3.75)
35-54 Age Group (%)	30.83	29.90	28.20	(2.84)	(6.57)
55-69 Age Group (%)	18.19	19.08	20.53	5.06	6.64
70+ Age Group (%)	11.23	11.46	12.38	2.21	7.02
Median Age (actual)	42.60	43.00	43.60	0.94	1.40
Female Population (actual)	86,189	86,087	85,184	(0.12)	(1.05)
Male Population (actual)	79,969	80,331	79,696	0.45	(0.79)
Population Density (#/ sq miles)	985.90	987.50	978.40	0.16	(0.92)
Diversity Index (actual)	18.10	19.80	24.20	9.39	22.22
Black (%)	1.45	1.51	1.71	4.53	12.13
Asian (%)	2.03	2.09	2.27	2.72	7.67
White (%)	93.42	93.02	91.93	(0.26)	(2.09)
Hispanic (%)	3.20	3.83	5.52	20.04	42.90
Pacific Islander (%)	0.02	0.03	0.04	20.51	23.40
American Indian/Alaska Native (%)	0.26	0.27	0.30	2.75	11.14
Multiple races (%)	1.85	1.95	2.22	5.96	12.33
Other (%)	0.97	1.13	1.54	16.52	35.45
Total Households (actual)	68,645	68,487	68,476	(0.23)	(0.02)
< $25K Households (%)	NA	17.83	14.85	NA	(16.74)
$25-49K Households (%)	NA	23.24	17.90	NA	(22.98)
$50-99K Households (%)	NA	35.69	40.07	NA	12.24
$100-$199K Households (%)	NA	19.77	23.31	NA	17.90
$200K+ Households (%)	NA	3.46	3.86	NA	11.60
Average Household Income ($)	NA	73,191	83,111	NA	13.55
Median Household Income ($)	NA	58,424	70,263	NA	20.26
Per Capita Income ($)	NA	30,344	34,749	NA	14.52
Total Owner Occupied Housing Units (actual)	49,046	48,042	47,996	(2.05)	(0.10)
Renter Occupied Housing Units (actual)	19,599	20,445	20,480	4.32	0.17
Vacant Occupied Housing Units (actual)	5,056	5,214	5,384	3.13	3.26

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

EXHIBIT II-4
Coastway Community Bank
Market Area Employment Data by Sector

CA25N Total full-time and part-time employment by NAICS industry 1/

Bureau of Economic Analysis
County

Fips	Area	LineCode	Description	2009	2010	2011
44000	Rhode Island		Employment by place of work (number of jobs)			
44000	Rhode Island	10	Total employment	587282	585431	588210
44000	Rhode Island		By type			
44000	Rhode Island	20	Wage and salary employment	477886	476805	478046
44000	Rhode Island	40	Proprietors employment	109396	108626	110164
44000	Rhode Island	50	Farm proprietors employment	934	936	937
44000	Rhode Island	60	Nonfarm proprietors employment 2/	108462	107690	109227
44000	Rhode Island		By industry			
44000	Rhode Island	70	Farm employment	1443	1446	1478
44000	Rhode Island	80	Nonfarm employment	585839	583985	586732
44000	Rhode Island	90	Private nonfarm employment	512451	510937	514621
44000	Rhode Island	100	Forestry, fishing, and related activities	1857	(D)	(D)
44000	Rhode Island	200	Mining	453	(D)	(D)
44000	Rhode Island	300	Utilities	1167	1181	1120
44000	Rhode Island	400	Construction	29543	27765	27045
44000	Rhode Island	500	Manufacturing	43821	42273	42355
44000	Rhode Island	600	Wholesale trade	17860	17622	17958
44000	Rhode Island	700	Retail trade	56196	55725	55574
44000	Rhode Island	800	Transportation and warehousing	11981	11956	12412
44000	Rhode Island	900	Information	11610	11577	11708
44000	Rhode Island	1000	Finance and insurance	34683	33711	34081
44000	Rhode Island	1100	Real estate and rental and leasing	25257	25896	26285
44000	Rhode Island	1200	Professional, scientific, and technical services	36816	36429	36492
44000	Rhode Island	1300	Management of companies and enterprises	9554	9745	10264
44000	Rhode Island	1400	Administrative and waste management services	30138	31449	31965
44000	Rhode Island	1500	Educational services	28466	28832	29395
44000	Rhode Island	1600	Health care and social assistance	86271	87515	87477
44000	Rhode Island	1700	Arts, entertainment, and recreation	14442	14329	14460
44000	Rhode Island	1800	Accommodation and food services	44074	44858	45465
44000	Rhode Island	1900	Other services, except public administration	28262	27702	28164
44000	Rhode Island	2000	Government and government enterprises	73388	73048	72111
44000	Rhode Island	2001	Federal, civilian	10301	10676	10261
44000	Rhode Island	2002	Military	7244	7317	7376
44000	Rhode Island	2010	State and local	55843	55055	54474
44000	Rhode Island	2011	State government	20829	21111	21196
44000	Rhode Island	2012	Local government	35014	33944	33278

Legend / Footnotes:

1/ The estimates of employment for 2001-2006 are based on the 2002 North American Industry Classification System
2/ Excludes limited partners.
(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.
Last updated: November 26, 2012 - new estimates for 2011; revised estimates for 2009-2010.

CA25N Total full-time and part-time employment by NAICS industry 1/

Bureau of Economic Analysis
Metropolitan Statistical Area

Fips	Area	LineCode	Description	2009	2010	2011
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)		Employment by place of work (number of jobs)			
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	10	Total employment	853689	850656	856135
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)		By type			
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	20	Wage and salary employment	694946	693544	696886
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	40	Proprietors employment	158743	157112	159249
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	50	Farm proprietors employment	1612	1616	1617
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	60	Nonfarm proprietors employment 2/	157131	155496	157632
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)		By industry			
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	70	Farm employment	2518	2495	2467
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	80	Nonfarm employment	851171	848161	853668
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	90	Private nonfarm employment	749258	746433	753238
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	100	Forestry, fishing, and related activities	(D)	(D)	4,708 E
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	200	Mining	(D)	(D)	(D)
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	300	Utilities	2,008 E	2,014 E	1,901 E
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	400	Construction	40,528 E	37,963 E	41265
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	500	Manufacturing	69317	63,145 E	67713
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	600	Wholesale trade	(D)	(D)	(D)
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	700	Retail trade	93584	93466	93528
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	800	Transportation and warehousing	(D)	18,166 E	18,485 E
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	900	Information	15799	15540	15566
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	1000	Finance and insurance	44668	43204	43909
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	1100	Real estate and rental and leasing	34892	35675	36186
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	1200	Professional, scientific, and technical services	48704	48378	48418
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	1300	Management of companies and enterprises	13337	13260	14194
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	1400	Administrative and waste management services	41377	42984	44675
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	1500	Educational services	33920	34142	34983
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	1600	Health care and social assistance	125154	126866	127637
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	1700	Arts, entertainment, and recreation	19342	19279	19579
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	1800	Accommodation and food services	64104	65041	65915
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	1900	Other services, except public administration	42768	41998	42552
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	2000	Government and government enterprises	101913	101728	100430
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	2001	Federal, civilian	11582	12053	11436
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	2002	Military	8612	8733	8820
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	2010	State and local	81719	80942	80174
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	2011	State government	26761	27285	27393
39300	Providence-New Bedford-Fall River, RI-MA (Metropolitan Statistical Area)	2012	Local government	54958	53657	52781

Legend / Footnotes:

1/ The estimates of employment for 2001-2006 are based on the 2002 North American Industry Classification System (NAICS). The estimates for 2007-2010 are based on the 2007

2/ Excludes limited partners.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

Last updated: November 26, 2012 - new estimates for 2011; revised estimates for 2009-2010.

CA25N Total full-time and part-time employment by NAICS industry 1/

Bureau of Economic Analysis
County

Fips	Area	LineCode	Description	2009	2010	2011
44007	Providence		Employment by place of work (number of jobs)			
44007	Providence	10	Total employment	341403	341737	343334
44007	Providence		By type			
44007	Providence	20	Wage and salary employment	285210	285913	286703
44007	Providence	40	Proprietors employment	56193	55824	56631
44007	Providence	50	Farm proprietors employment	378	378	379
44007	Providence	60	Nonfarm proprietors employment 2/	55815	55446	56252
44007	Providence		By industry			
44007	Providence	70	Farm employment	493	504	514
44007	Providence	80	Nonfarm employment	340910	341233	342820
44007	Providence	90	Private nonfarm employment	302692	303167	305286
44007	Providence	100	Forestry, fishing, and related activities	219	220	214
44007	Providence	200	Mining	189	156	157
44007	Providence	300	Utilities	929	962	931
44007	Providence	400	Construction	16270	15220	15038
44007	Providence	500	Manufacturing	24548	23936	24197
44007	Providence	600	Wholesale trade	11075	10941	11290
44007	Providence	700	Retail trade	28568	28982	28444
44007	Providence	800	Transportation and warehousing	6302	6334	6767
44007	Providence	900	Information	7818	7904	7964
44007	Providence	1000	Finance and insurance	22823	22312	22170
44007	Providence	1100	Real estate and rental and leasing	12147	12486	12686
44007	Providence	1200	Professional, scientific, and technical services	20890	20474	20601
44007	Providence	1300	Management of companies and enterprises	6247	6330	6883
44007	Providence	1400	Administrative and waste management services	20736	21880	22246
44007	Providence	1500	Educational services	20568	20841	21268
44007	Providence	1600	Health care and social assistance	57454	58467	57915
44007	Providence	1700	Arts, entertainment, and recreation	7387	7265	7339
44007	Providence	1800	Accommodation and food services	21750	22003	22476
44007	Providence	1900	Other services, except public administration	16772	16454	16700
44007	Providence	2000	Government and government enterprises	38218	38066	37534
44007	Providence	2001	Federal, civilian	4328	4489	4272
44007	Providence	2002	Military	2858	2906	2982
44007	Providence	2010	State and local	31032	30671	30280
44007	Providence	2011	State government	11541	11724	11765
44007	Providence	2012	Local government	19491	18947	18515

Legend / Footnotes:

1/ The estimates of employment for 2001-2006 are based on the 2002 North American Industry Classification System

2/ Excludes limited partners.

Last updated: November 26, 2012 - new estimates for 2011; revised estimates for 2009-2010.

CA25N Total full-time and part-time employment by NAICS industry 1/

Bureau of Economic Analysis
County

Fips	Area	LineCode	Description	2009	2010	2011
44003	Kent		Employment by place of work (number of jobs)			
44003	Kent	10	Total employment	96417	94566	95443
44003	Kent		By type			
44003	Kent	20	Wage and salary employment	78689	76819	77419
44003	Kent	40	Proprietors employment	17728	17747	18024
44003	Kent	50	Farm proprietors employment	114	114	114
44003	Kent	60	Nonfarm proprietors employment 2/	17614	17633	17910
44003	Kent		By industry			
44003	Kent	70	Farm employment	144	147	147
44003	Kent	80	Nonfarm employment	96273	94419	95296
44003	Kent	90	Private nonfarm employment	87110	85424	86492
44003	Kent	100	Forestry, fishing, and related activities	(D)	(D)	(D)
44003	Kent	200	Mining	(D)	(D)	(D)
44003	Kent	300	Utilities	(D)	(D)	(L)
44003	Kent	400	Construction	5147	4779	4658
44003	Kent	500	Manufacturing	7658	7191	7002
44003	Kent	600	Wholesale trade	(D)	(D)	(D)
44003	Kent	700	Retail trade	12949	12211	12762
44003	Kent	800	Transportation and warehousing	(D)	3286	3295
44003	Kent	900	Information	1771	1772	1750
44003	Kent	1000	Finance and insurance	6590	6467	6723
44003	Kent	1100	Real estate and rental and leasing	4930	4959	4962
44003	Kent	1200	Professional, scientific, and technical services	5559	5568	5667
44003	Kent	1300	Management of companies and enterprises	1656	1757	1742
44003	Kent	1400	Administrative and waste management services	4106	4196	4194
44003	Kent	1500	Educational services	2295	2383	2324
44003	Kent	1600	Health care and social assistance	12892	12940	13330
44003	Kent	1700	Arts, entertainment, and recreation	1708	1722	1741
44003	Kent	1800	Accommodation and food services	8462	8277	8404
44003	Kent	1900	Other services, except public administration	4337	4201	4258
44003	Kent	2000	Government and government enterprises	9163	8995	8804
44003	Kent	2001	Federal, civilian	855	921	785
44003	Kent	2002	Military	741	751	761
44003	Kent	2010	State and local	7567	7323	7258
44003	Kent	2011	State government	1689	1696	1696
44003	Kent	2012	Local government	5878	5627	5562

Legend / Footnotes:

1/ The estimates of employment for 2001-2006 are based on the 2002 North American Industry Classification System
2/ Excludes limited partners.
(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.
(L) Less than 10 jobs, but the estimates for this item are included in the totals.
Last updated: November 26, 2012 - new estimates for 2011; revised estimates for 2009-2010.

EXHIBIT III-1
Coastway Community Bank
General Characteristics of Publicly-Traded Institutions

Exhibit III-1
General Characteristics of Publicly Traded Savings Institutions

Ticker	Institution Name	Exchange	City, State	Total Assets $000)	Number of Offices (#)	IPO Date	Fiscal Period Ended
ALLB	Alliance Bancorp, Inc. of Pennsylvania	NASDAQ	Broomall, PA	446,634	8	1/18/2011	
ANCB	Anchor Bancorp	NASDAQ	Lacey, WA	452,179	11	1/26/2011	6/30/2012
ASBB	ASB Bancorp, Inc.	NASDAQ	Asheville, NC	752,634	13	10/12/2011	12/31/2012
AF	Astoria Financial Corporation	NYSE	Lake Success, NY	16,101,065	85	11/18/1993	12/31/2012
AFCB	Athens Bancshares Corporation	NASDAQ	Athens, TN	298,696	7	1/7/2010	
ACFC	Atlantic Coast Financial Corporation	NASDAQ	Jacksonville, FL	742,194	12	2/4/2011	12/31/2012
BANC	Banc of California, Inc.	NASDAQ	Irvine, CA	2,535,114	25	8/23/2002	12/31/2012
BKMU	Bank Mutual Corporation	NASDAQ	Brown Deer, WI	2,356,807	77	10/30/2003	12/31/2012
BFIN	BankFinancial Corporation	NASDAQ	Burr Ridge, IL	1,461,132	21	6/24/2005	12/31/2012
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	NASDAQ	Philadelphia, PA	4,701,490	60	7/16/2007	12/31/2012
BHLB	Berkshire Hills Bancorp, Inc.	NYSE	Pittsfield, MA	5,224,131	77	6/28/2000	12/31/2012
BOFI	BofI Holding, Inc.	NASDAQ	San Diego, CA	3,090,771	1	3/14/2005	6/30/2013
BYFC	Broadway Financial Corporation	NASDAQ	Los Angeles, CA	345,199	5	1/9/1996	12/31/2012
BLMT	BSB Bancorp, Inc.	NASDAQ	Belmont, MA	909,086	7	10/5/2011	12/31/2012
CBNJ	Cape Bancorp, Inc.	NASDAQ	Cape May Court House, NJ	1,050,540	15	2/1/2008	
CFFN	Capitol Federal Financial, Inc.	NASDAQ	Topeka, KS	9,239,764	46	12/22/2010	9/30/2012
CARV	Carver Bancorp, Inc.	NASDAQ	New York, NY	634,221	10	10/25/1994	3/31/2013
CFBK	Central Federal Corporation	NASDAQ	Fairlawn, OH	244,614	4	12/30/1998	12/31/2012
CITZ	CFS Bancorp, Inc.	NASDAQ	Munster, IN	1,131,548	20	7/24/1998	12/31/2012
CHFN	Charter Financial Corporation	NASDAQ	West Point, GA	1,125,362	17	4/9/2013	9/30/2012
CHEV	Cheviot Financial Corp.	NASDAQ	Cheviot, OH	598,294	12	1/18/2012	12/31/2012
CBNK	Chicopee Bancorp, Inc.	NASDAQ	Chicopee, MA	596,962	8	7/20/2006	12/31/2012
CZWI	Citizens Community Bancorp, Inc.	NASDAQ	Eau Claire, WI	551,919	26	11/1/2006	9/30/2012
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NASDAQ	Clifton, NJ	1,042,941	12	3/4/2004	
CMSB	CMS Bancorp, Inc.	NASDAQ	White Plains, NY	262,490	6	4/4/2007	
COBK	Colonial Financial Services, Inc.	NASDAQ	Vineland, NJ	625,601	9	7/13/2010	
DCOM	Dime Community Bancshares, Inc.	NASDAQ	Brooklyn, NY	3,951,243	26	6/26/1996	12/31/2012
EBMT	Eagle Bancorp Montana, Inc.	NASDAQ	Helena, MT	510,534	13	4/5/2010	6/30/2012
ESBF	ESB Financial Corporation	NASDAQ	Ellwood City, PA	1,896,673	23	6/13/1990	12/31/2012
ESSA	ESSA Bancorp, Inc.	NASDAQ	Stroudsburg, PA	1,378,417	27	4/4/2007	9/30/2012
EVER	EverBank Financial Corp	NYSE	Jacksonville, FL	18,362,872	17	5/2/2012	12/31/2012
FFCO	FedFirst Financial Corporation	NASDAQ	Monessen, PA	314,370	7	9/21/2010	12/31/2012
FCAP	First Capital, Inc.	NASDAQ	Corydon, IN	460,577	13	1/4/1999	12/31/2012
FCLF	First Clover Leaf Financial Corp.	NASDAQ	Edwardsville, IL	597,768	5	7/11/2006	12/31/2012
FBNK	First Connecticut Bancorp, Inc.	NASDAQ	Farmington, CT	1,845,251	23	6/30/2011	12/31/2012
FDEF	First Defiance Financial Corp.	NASDAQ	Defiance, OH	2,066,216	33	10/2/1995	12/31/2012

Exhibit III-1
General Characteristics of Publicly Traded Savings Institutions

Ticker	Institution Name	Exchange	City, State	Total Assets $000)	Number of Offices (#)	IPO Date	Fiscal Period Ended
FFBH	First Federal Bancshares of Arkansas, Inc.	NASDAQ	Harrison, AR	515,751	14	5/3/1996	12/31/2012
FFNM	First Federal of Northern Michigan Bancorp, Inc.	NASDAQ	Alpena, MI	214,788	8	4/4/2005	12/31/2012
FFNW	First Financial Northwest, Inc.	NASDAQ	Renton, WA	902,215	1	10/10/2007	12/31/2012
FSFG	First Savings Financial Group, Inc.	NASDAQ	Clarksville, IN	653,020	15	10/7/2008	9/30/2012
FBC	Flagstar Bancorp, Inc.	NYSE	Troy, MI	12,735,017	111	4/30/1997	12/31/2012
FXCB	Fox Chase Bancorp, Inc.	NASDAQ	Hatboro, PA	1,122,354	11	6/29/2010	12/31/2012
FRNK	Franklin Financial Corporation	NASDAQ	Glen Allen, VA	1,050,630	8	4/28/2011	9/30/2012
FSBW	FS Bancorp, Inc.	NASDAQ	Mountlake Terrace, WA	378,862	8	7/10/2012	12/31/2012
GTWN	Georgetown Bancorp, Inc.	NASDAQ	Georgetown, MA	230,225	3	7/12/2012	12/31/2012
GCBC	Greene County Bancorp, Inc. (MHC)	NASDAQ	Catskill, NY	633,605	14	12/30/1998	
HBK	Hamilton Bancorp, Inc.	NASDAQ	Towson, MD	325,888	5	10/10/2012	3/31/2013
HBNK	Hampden Bancorp, Inc.	NASDAQ	Springfield, MA	652,962	10	1/17/2007	6/30/2012
HBOS	Heritage Financial Group, Inc.	NASDAQ	Albany, GA	1,334,016	27	11/30/2010	12/31/2012
HFFC	HF Financial Corp.	NASDAQ	Sioux Falls, SD	1,217,512	27	4/8/1992	6/30/2012
HIFS	Hingham Institution for Savings	NASDAQ	Hingham, MA	1,255,649	12	12/20/1988	12/31/2012
HMNF	HMN Financial, Inc.	NASDAQ	Rochester, MN	560,974	11	6/30/1994	12/31/2012
HBCP	Home Bancorp, Inc.	NASDAQ	Lafayette, LA	971,764	22	10/3/2008	12/31/2012
HFBL	Home Federal Bancorp, Inc. of Louisiana	NASDAQ	Shreveport, LA	277,155	5	12/22/2010	6/30/2012
HMST	HomeStreet, Inc.	NASDAQ	Seattle, WA	2,776,124	24	2/10/2012	
HTBI	HomeTrust Bancshares, Inc.	NASDAQ	Asheville, NC	1,583,323	21	7/11/2012	6/30/2012
HCBK	Hudson City Bancorp, Inc.	NASDAQ	Paramus, NJ	39,696,453	135	6/7/2005	12/31/2012
IROQ	IF Bancorp, Inc.	NASDAQ	Watseka, IL	547,535	5	7/8/2011	6/30/2012
ISBC	Investors Bancorp, Inc. (MHC)	NASDAQ	Short Hills, NJ	13,346,378	101	10/12/2005	12/31/2012
JXSB	Jacksonville Bancorp, Inc.	NASDAQ	Jacksonville, IL	313,198	7	7/15/2010	12/31/2012
JFBI	Jefferson Bancshares, Inc.	NASDAQ	Morristown, TN	503,028	12	7/2/2003	6/30/2012
KRNY	Kearny Financial Corp. (MHC)	NASDAQ	Fairfield, NJ	3,145,360	41	2/24/2005	
KFFB	Kentucky First Federal Bancorp (MHC)	NASDAQ	Frankfort, KY	324,062	7	3/3/2005	6/30/2012
LSBK	Lake Shore Bancorp, Inc. (MHC)	NASDAQ	Dunkirk, NY	488,962	11	4/4/2006	12/31/2012
LPSB	LaPorte Bancorp, Inc.	NASDAQ	La Porte, IN	486,221	8	10/5/2012	12/31/2012
LABC	Louisiana Bancorp, Inc.	NASDAQ	Metairie, LA	315,658	4	7/10/2007	12/31/2012
LSBI	LSB Financial Corp.	NASDAQ	Lafayette, IN	365,412	5	2/3/1995	12/31/2012
MCBK	Madison County Financial, Inc.	NASDAQ	Madison, NE	279,972	5	10/4/2012	12/31/2012
MGYR	Magyar Bancorp, Inc. (MHC)	NASDAQ	New Brunswick, NJ	532,461	6	1/24/2006	9/30/2012
MLVF	Malvern Bancorp, Inc.	NASDAQ	Paoli, PA	665,907	9	10/12/2012	
MFLR	Mayflower Bancorp, Inc.	NASDAQ	Middleboro, MA	248,874	8		
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	NASDAQ	East Boston, MA	2,508,434	26	1/23/2008	12/31/2012

Exhibit III-1
General Characteristics of Publicly Traded Savings Institutions

Ticker	Institution Name	Exchange	City, State	Total Assets $000)	Number of Offices (#)	IPO Date	Fiscal Period Ended
CASH	Meta Financial Group, Inc.	NASDAQ	Sioux Falls, SD	1,659,938	13	9/20/1993	9/30/2012
MSBF	MSB Financial Corp. (MHC)	NASDAQ	Millington, NJ	352,592	5	1/5/2007	
NASB	NASB Financial, Inc.	NASDAQ	Grandview, MO	1,142,405	9	9/27/1985	9/30/2012
NVSL	Naugatuck Valley Financial Corporation	NASDAQ	Naugatuck, CT	510,817	10	6/30/2011	
NHTB	New Hampshire Thrift Bancshares, Inc.	NASDAQ	Newport, NH	1,220,005	28	5/27/1986	12/31/2012
NYCB	New York Community Bancorp, Inc.	NYSE	Westbury, NY	44,185,838	278	11/23/1993	12/31/2012
NECB	NorthEast Community Bancorp, Inc. (MHC)	NASDAQ	White Plains, NY	428,864	8	7/6/2006	
NFBK	Northfield Bancorp, Inc.	NASDAQ	Woodbridge, NJ	2,690,218	30	1/25/2013	12/31/2012
NWBI	Northwest Bancshares, Inc.	NASDAQ	Warren, PA	7,963,814	171	12/18/2009	12/31/2012
OBAF	OBA Financial Services, Inc.	NASDAQ	Germantown, MD	381,611	7	1/22/2010	
OSHC	Ocean Shore Holding Co.	NASDAQ	Ocean City, NJ	1,031,999	12	12/21/2009	12/31/2012
OCFC	OceanFirst Financial Corp.	NASDAQ	Toms River, NJ	2,305,664	25	7/3/1996	12/31/2012
OFED	Oconee Federal Financial Corp. (MHC)	NASDAQ	Seneca, SC	370,138	4	1/14/2011	6/30/2012
OABC	OmniAmerican Bancorp, Inc.	NASDAQ	Fort Worth, TX	1,315,702	15	1/21/2010	12/31/2012
ONFC	Oneida Financial Corp.	NASDAQ	Oneida, NY	698,473	13	7/7/2010	12/31/2012
ORIT	Oritani Financial Corp.	NASDAQ	Township of Washington, NJ	2,831,922	26	6/24/2010	6/30/2012
PBHC	Pathfinder Bancorp, Inc. (MHC)	NASDAQ	Oswego, NY	494,367	16	11/16/1995	12/31/2012
PEOP	Peoples Federal Bancshares, Inc.	NASDAQ	Brighton, MA	574,531	7	7/7/2010	9/30/2012
PBCT	People's United Financial, Inc.	NASDAQ	Bridgeport, CT	31,344,900	411	4/16/2007	12/31/2012
PBSK	Poage Bankshares, Inc.	NASDAQ	Ashland, KY	299,786	6	9/13/2011	9/30/2012
PBCP	Polonia Bancorp, Inc.	NASDAQ	Huntingdon Valley, PA	277,203	7	11/13/2012	12/31/2012
PROV	Provident Financial Holdings, Inc.	NASDAQ	Riverside, CA	1,211,041	15	6/28/1996	6/30/2012
PFS	Provident Financial Services, Inc.	NYSE	Jersey City, NJ	7,274,079	80	1/16/2003	12/31/2012
PBNY	Provident New York Bancorp	NYSE	Montebello, NY	3,824,429	34	1/15/2004	9/30/2012
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	NASDAQ	Philadelphia, PA	466,049	7	3/30/2005	9/30/2012
PSBH	PSB Holdings, Inc. (MHC)	NASDAQ	Putnam, CT	NA	8	10/5/2004	6/30/2012
PULB	Pulaski Financial Corp.	NASDAQ	Saint Louis, MO	1,348,402	13	12/3/1998	9/30/2012
PVFC	PVF Capital Corp.	NASDAQ	Solon, OH	777,932	16	12/30/1992	6/30/2012
RVSB	Riverview Bancorp, Inc.	NASDAQ	Vancouver, WA	774,578	18	10/1/1997	3/31/2013
RCKB	Rockville Financial, Inc.	NASDAQ	Vernon Rockville, CT	2,183,138	23	3/4/2011	12/31/2012
ROMA	Roma Financial Corporation (MHC)	NASDAQ	Robbinsville, NJ	1,731,660	27	7/12/2006	
SVBI	Severn Bancorp, Inc.	NASDAQ	Annapolis, MD	839,053	4		
SIFI	SI Financial Group, Inc.	NASDAQ	Willimantic, CT	948,826	26	1/13/2011	12/31/2012
SMPL	Simplicity Bancorp, Inc.	NASDAQ	Covina, CA	867,377	8	11/19/2010	6/30/2012
SPBC	SP Bancorp, Inc.	NASDAQ	Plano, TX	304,135	4	11/1/2010	
STND	Standard Financial Corp.	NASDAQ	Monroeville, PA	437,754	12	10/7/2010	9/30/2012

Exhibit III-1
General Characteristics of Publicly Traded Savings Institutions

Ticker	Institution Name	Exchange	City, State	Total Assets $000)	Number of Offices (#)	IPO Date	Fiscal Period Ended
SIBC	State Investors Bancorp, Inc.	NASDAQ	Metairie, LA	247,651	4	7/7/2011	12/31/2012
TBNK	Territorial Bancorp Inc.	NASDAQ	Honolulu, HI	1,562,415	28	7/13/2009	12/31/2012
THRD	TF Financial Corporation	NASDAQ	Newtown, PA	714,781	19	7/13/1994	12/31/2011
TFSL	TFS Financial Corporation (MHC)	NASDAQ	Cleveland, OH	11,136,540	39	4/23/2007	9/30/2012
TSBK	Timberland Bancorp, Inc.	NASDAQ	Hoquiam, WA	732,775	22	1/13/1998	9/30/2012
TRST	TrustCo Bank Corp NY	NASDAQ	Glenville, NY	4,443,204	138		12/31/2012
UCBA	United Community Bancorp	NASDAQ	Lawrenceburg, IN	512,631	8	1/10/2013	6/30/2012
UCFC	United Community Financial Corp.	NASDAQ	Youngstown, OH	1,787,071	33	7/9/1998	12/31/2012
UBNK	United Financial Bancorp, Inc.	NASDAQ	West Springfield, MA	2,448,350	38	12/4/2007	12/31/2012
WSBF	Waterstone Financial, Inc. (MHC)	NASDAQ	Wauwatosa, WI	1,632,876	10	10/5/2005	12/31/2012
WAYN	Wayne Savings Bancshares, Inc.	NASDAQ	Wooster, OH	405,789	12	1/9/2003	12/31/2012
WEBK	Wellesley Bancorp, Inc.	NASDAQ	Wellesley, MA	396,743	3	1/26/2012	12/31/2012
WBB	Westbury Bancorp, Inc.	NASDAQ	West Bend, WI	550,519	12	4/10/2013	
WFD	Westfield Financial, Inc.	NASDAQ	Westfield, MA	1,293,635	13	1/4/2007	12/31/2012
WBKC	Wolverine Bancorp, Inc.	NASDAQ	Midland, MI	287,138	4	1/20/2011	12/31/2012
WSFS	WSFS Financial Corporation	NASDAQ	Wilmington, DE	4,408,723	45	11/26/1986	12/31/2012
WVFC	WVS Financial Corp.	NASDAQ	Pittsburgh, PA	287,576	6	11/29/1993	6/30/2012

Source: SNL Financial, LC.

Exhibit III-2
Public Market Pricing - Peer Group
As of August 9, 2013

		Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
				Core	Book													Reported		Core	
		Price/ Share(1)	Market Value	12 Month EPS(2)	Value/ Share	P/E	P/B	P/A	P/TB	P/Core	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	Tang. Eq./ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Comparable Group																					
ALLB	Alliance Bancorp, Inc. of PA	14.95	76.78	0.58	15.52	31.15	96.33	16.79	96.33	25.78	0.20	1.34	41.67	457	17.43	17.43	NA	0.52	3.03	0.63	3.66
BLMT	BSB Bancorp, Inc. of MA	14.10	132.37	0.01	13.65	NM	103.30	14.56	103.30	NM	0.00	0.00	0.00	909	14.10	14.10	1.67	0.17	1.07	0.01	0.07
CBNK	Chicopee Bancorp, Inc. of MA	17.56	95.33	0.56	16.77	32.52	104.71	15.97	104.71	31.36	0.20	1.14	37.04	597	15.25	15.25	0.76	0.49	3.26	0.51	3.38
COBK	Colonial Financial Serv. of NJ	14.00	53.94	-0.41	17.66	NM	79.28	8.52	79.28	NM	0.00	0.00	NM	633	10.75	10.75	5.84	-0.24	-2.16	-0.25	-2.27
GTWN	Georgetown Bancorp, Inc. of MA	14.87	28.06	-0.05	16.15	28.06	92.07	13.28	92.07	NM	0.16	1.08	30.19	211	14.42	14.42	1.61	0.47	3.78	-0.04	-0.36
HBNK	Hampden Bancorp, Inc. of MA	15.75	88.67	0.46	15.41	27.16	102.21	13.28	102.21	34.24	0.24	1.52	41.38	668	13.00	13.00	2.21	0.51	3.75	0.41	2.98
PEOP	Peoples Fed Bancshrs Inc of MA	18.35	118.78	0.20	16.72	NM	109.75	20.54	109.75	NM	0.16	0.87	69.57	578	18.72	18.72	0.35	0.26	1.35	0.23	1.17
SIFI	SI Financial Group, Inc. of CT	11.13	112.54	-0.05	12.28	NM	90.64	11.86	93.22	NM	0.12	1.08	NM	949	13.09	12.77	1.27	-0.01	-0.08	-0.05	-0.40
THRD	TF Fin. Corp. of Newtown PA	27.70	78.72	2.24	29.36	13.13	94.35	11.01	99.50	12.37	0.40	1.44	18.96	715	11.67	11.14	2.24	0.85	7.28	0.90	7.73
WEBK	Wellesley Bancorp, Inc. of MA	17.20	42.62	0.88	18.43	17.73	93.33	10.74	93.33	19.55	0.00	0.00	0.00	397	11.51	11.51	NA	0.65	5.36	0.59	4.86

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit III-3
Coastway Community Bank
Peer Group Market Area Comparative Analysis

Institution	County	Population 2010 (000)	Population 2012 (000)	Proj. Pop. 2017 (000)	2010-2012 % Change	2012-2017 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)	Unemployment Rate June 30, 2013
Alliance Bancorp, Inc. of PA	Delaware, PA	559	562	565	0.5%	0.5%	$ 31,308	117.2%	3.2%	8.1%
BSB Bancorp, Inc. of MA	Middlesex, MA	1,503	1,517	1,569	0.9%	3.4%	$ 39,354	116.6%	1.3%	6.1%
Chicopee Bancorp, Inc. of MA	Hampden, MA	463	465	468	0.4%	0.6%	$ 24,845	73.6%	5.0%	9.4%
Colonial Financial Serv. of NJ	Cumberland, NJ	157	157	160	0.0%	1.9%	$ 22,531	66.4%	15.9%	13.1%
Georgetown Bancorp, Inc. of MA	Essex, MA	743	744	755	0.1%	1.5%	$ 33,113	98.1%	1.0%	7.8%
Hampden Bancorp, Inc. of MA	Hampden, MA	463	465	468	0.4%	0.6%	$ 24,845	73.6%	5.1%	9.4%
Peoples Fed Bancshrs Inc of MA	Suffolk, MA	722	736	777	1.9%	5.6%	$ 30,253	89.7%	0.4%	7.8%
SI Financial Group, Inc. of CT	Windham, CT	118	119	120	0.8%	0.8%	$ 26,936	76.4%	21.0%	9.4%
TF Fin. Corp. of Newtown PA	Bucks, PA	625	629	634	0.6%	0.8%	$ 35,502	132.9%	1.4%	7.1%
Wellesley Bancorp, Inc. of MA	Norfolk, MA	671	678	696	1.0%	2.7%	$ 40,822	121.0%	1.4%	6.4%
	Averages:	**602**	**607**	**621**	**0.7%**	**1.9%**	**$ 30,951**	**96.6%**	**5.6%**	**8.5%**
	Medians:	**592**	**596**	**600**	**0.6%**	**1.2%**	**$ 30,781**	**93.9%**	**2.3%**	**8.0%**
Coastway Communtiy Bank	**Providence, RI**	**627**	**621**	**612**	**-1.0%**	**-1.4%**	**$25,159**	**88.6%**	**0.5%**	**9.5%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2012.

Source: SNL Financial, LC.

EXHIBIT IV-1
Coastway Community Bank
Stock Prices: As of August 9, 2013

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 600
Arlington, Virginia 22201
(703) 528-1700

Weekly Thrift Market Line - Part One
Prices As Of August 9, 2013

Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(109)	15.96	23,771	341.0	17.22	11.98	15.90	-0.04	29.29	19.60	0.82	0.20	15.47	14.53	128.03
NYSE Traded Companies(5)	15.50	155,610	2,379.1	16.94	10.98	15.78	-1.74	32.74	11.83	1.04	-0.92	14.36	11.60	152.05
NASDAQ Listed OTC Companies(104)	15.98	16,975	236.0	17.23	12.03	15.90	0.05	29.11	20.00	0.81	0.26	15.53	14.69	126.79
California Companies(5)	23.05	9,976	291.5	24.31	11.67	21.08	2.76	50.33	35.17	1.32	0.08	13.07	12.82	160.10
Florida Companies(1)	15.47	122,383	1,893.3	17.29	11.50	15.66	-1.21	31.55	3.76	1.07	-0.68	11.43	11.00	150.04
Mid-Atlantic Companies(31)	15.54	38,563	548.8	16.50	11.79	15.61	-0.53	23.45	18.30	0.71	0.13	15.02	13.64	124.50
Mid-West Companies(30)	14.32	15,731	187.4	15.36	10.51	14.19	0.49	37.18	24.23	0.86	0.12	15.40	14.59	130.06
New England Companies(18)	18.22	30,249	459.6	20.21	15.13	18.47	-0.73	12.64	9.40	0.76	0.67	16.87	15.27	144.00
North-West Companies(6)	13.11	11,151	119.0	15.07	8.50	13.09	0.45	52.73	28.16	1.15	-0.79	13.93	13.60	109.89
South-East Companies(14)	15.29	8,865	124.8	16.07	12.09	15.39	-0.74	30.65	19.66	0.67	0.49	16.11	16.00	101.31
South-West Companies(2)	21.45	6,546	148.9	24.86	16.72	21.13	1.95	29.23	13.73	0.76	0.08	19.06	19.06	147.54
Western Companies (Excl CA)(2)	16.99	7,187	140.9	18.21	15.93	17.02	0.01	3.81	4.06	0.97	0.48	16.77	15.75	140.21
Thrift Strategy(105)	15.49	21,088	296.2	16.75	11.70	15.44	-0.05	29.05	19.48	0.77	0.19	15.21	14.35	124.74
Mortgage Banker Strategy(1)	17.98	10,386	186.7	19.69	12.52	17.49	2.80	42.70	2.74	2.48	-1.87	15.40	15.40	116.60
Diversified Strategy(2)	37.97	163,298	2,634.9	39.18	25.65	37.69	-0.72	34.47	33.82	2.34	1.44	28.45	23.20	296.32
Companies Issuing Dividends(76)	16.45	29,262	420.4	17.78	12.64	16.47	-0.11	23.46	16.29	1.00	0.33	15.82	14.54	133.62
Companies Without Dividends(33)	14.72	9,949	141.3	15.80	10.30	14.45	0.14	43.96	27.94	0.37	-0.14	14.60	14.51	113.95
Equity/Assets <6%(3)	2.98	2,806	10.3	5.09	1.64	3.04	-2.15	-16.96	18.40	-0.08	-0.18	1.61	1.61	181.08
Equity/Assets 6-12%(47)	17.15	18,407	246.9	18.70	11.90	16.92	0.32	41.03	27.53	1.00	0.28	15.17	14.39	159.90
Equity/Assets >12%(59)	15.55	28,378	420.6	16.56	12.39	15.60	-0.23	22.38	13.90	0.72	0.15	16.17	15.09	103.12
Actively Traded Companies(1)	69.56	2,127	148.0	82.34	57.69	72.52	-4.08	16.28	11.12	6.19	6.19	46.09	46.09	590.34
Market Value Below $20 Million(5)	3.48	2,832	11.2	5.06	2.16	3.45	0.13	0.51	11.33	-0.11	-0.21	3.84	3.83	145.55
Holding Company Structure(94)	14.87	25,293	350.4	16.00	11.41	14.86	-0.12	26.89	19.09	0.73	0.18	14.95	13.89	123.67
Assets Over $1 Billion(47)	18.87	46,873	692.4	20.29	13.77	18.77	-0.38	27.35	18.09	1.13	0.00	15.59	14.11	140.70
Assets $500 Million-$1 Billion(32)	12.39	7,478	81.9	13.40	9.58	12.42	-0.24	34.60	25.64	0.43	0.27	13.85	13.22	114.13
Assets $250-$500 Million(25)	16.13	2,954	46.4	17.48	12.48	16.03	0.49	27.80	16.15	0.84	0.54	18.16	17.73	130.64
Assets less than $250 Million(5)	9.02	5,773	25.7	9.75	6.89	8.81	2.35	19.82	11.16	0.10	-0.09	10.80	10.79	74.65
Goodwill Companies(62)	14.99	31,827	444.1	16.09	11.42	15.00	-0.18	29.22	20.14	0.88	0.44	15.13	13.53	126.27
Non-Goodwill Companies(45)	17.62	12,659	200.9	19.18	12.93	17.45	0.17	28.63	18.38	0.76	-0.15	16.03	16.03	132.38

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 600
Arlington, Virginia 22201
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part One
Prices As Of August 9, 2013

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(18)	12.29	42,644	197.6	13.60	9.02	12.33	0.29	29.22	21.12	0.32	0.27	8.89	8.32	77.85
NASDAQ Listed OTC Companies(18)	12.29	42,644	197.6	13.60	9.02	12.33	0.29	29.22	21.12	0.32	0.27	8.89	8.32	77.85
Mid-Atlantic Companies(12)	12.14	29,970	175.9	13.55	8.90	12.20	0.56	31.64	22.47	0.31	0.25	8.81	8.30	84.25
Mid-West Companies(3)	9.86	158,866	489.9	10.62	7.50	10.07	-1.43	16.54	14.55	0.21	0.23	6.85	5.99	37.39
New England Companies(2)	13.11	14,414	104.4	14.50	9.48	13.25	-1.66	31.79	21.63	0.33	0.22	9.28	8.43	91.12
South-East Companies(1)	17.19	6,071	38.2	18.30	12.43	16.43	4.63	22.79	18.31	0.69	0.68	13.05	13.05	61.74
Thrift Strategy(18)	12.29	42,644	197.6	13.60	9.02	12.33	0.29	29.22	21.12	0.32	0.27	8.89	8.32	77.85
Companies Issuing Dividends(9)	13.43	20,524	160.1	15.12	10.14	13.54	-0.73	24.58	19.43	0.58	0.56	9.90	9.33	87.12
Companies Without Dividends(9)	10.82	71,084	245.9	11.64	7.58	10.78	1.59	35.18	23.29	-0.01	-0.09	7.59	7.03	65.92
Equity/Assets <6%(1)	14.99	2,617	13.5	16.50	10.00	16.00	-6.31	47.68	45.53	1.00	0.81	10.72	9.25	192.96
Equity/Assets 6-12%(6)	14.05	25,959	233.3	15.81	10.20	14.07	1.41	34.84	24.94	0.31	0.25	9.52	9.11	101.04
Equity/Assets >12%(11)	10.82	58,215	194.3	11.80	8.12	10.76	0.27	23.42	15.86	0.25	0.23	8.26	7.69	49.60
Holding Company Structure(16)	12.43	46,146	215.0	13.86	9.23	12.51	0.02	25.75	20.30	0.33	0.29	9.22	8.57	82.79
Assets Over $1 Billion(8)	14.40	102,483	482.9	15.33	10.82	14.46	-0.44	23.01	13.62	0.34	0.26	8.08	7.29	68.17
Assets $500 Million-$1 Billion(3)	14.46	4,207	23.5	17.18	10.75	14.82	1.06	42.70	38.70	0.86	0.78	10.60	10.11	144.54
Assets $250-$500 Million(7)	9.55	7,826	27.7	10.58	6.72	9.43	0.57	28.76	20.01	0.08	0.07	8.85	8.43	57.56
Goodwill Companies(11)	12.13	68,782	318.8	13.12	9.08	12.35	-1.77	23.68	18.90	0.34	0.28	8.42	7.42	78.40
Non-Goodwill Companies(7)	12.50	9,039	41.8	14.22	8.94	12.31	2.93	36.33	23.98	0.30	0.27	9.48	9.48	77.14
MHC Institutions(18)	12.29	42,644	197.6	13.60	9.02	12.33	0.29	29.22	21.12	0.32	0.27	8.89	8.32	77.85

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 600
Arlington, Virginia 22201
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part One
Prices As Of August 9, 2013

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From						Tangible	
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	12.69	98,865	1,254.6	12.86	8.88	12.74	-0.39	30.42	35.58	0.58	0.51	13.28	11.41	162.86
EVER	EverBank Financial Corp. of FL*	15.47	122,383	1,893.3	17.29	11.50	15.66	-1.21	31.55	3.76	1.07	-0.68	11.43	11.00	150.04
FBC	Flagstar Bancorp, Inc. of MI*	16.24	56,078	910.7	20.38	9.00	16.75	-3.04	70.95	-16.29	1.31	-6.41	17.66	17.66	227.09
NYCB	New York Community Bcrp of NY*	15.37	440,858	6,776.0	15.86	12.40	15.79	-2.66	17.42	17.33	1.12	0.90	12.90	7.32	100.23
PFS	Provident Fin. Serv. Inc of NJ*	17.72	59,864	1,060.8	18.31	13.13	17.97	-1.39	13.37	18.77	1.11	1.08	16.54	10.60	120.05
NASDAQ Listed OTC Companies															
ASBB	ASB Bancorp, Inc. of NC*	17.01	5,284	89.9	17.85	14.15	17.73	-4.06	16.67	11.03	0.25	-0.27	20.33	20.33	143.36
ALLB	Alliance Bancorp, Inc. of PA*	14.95	5,136	76.8	15.50	12.01	14.40	3.82	21.84	17.72	0.48	0.58	15.52	15.52	89.06
ANCB	Anchor Bancorp of Aberdeen, WA*	17.99	2,550	45.9	19.00	10.85	17.45	3.09	52.46	26.69	-0.10	-0.20	20.54	20.54	177.33
AFCB	Athens Bancshares Corp. of TN*	17.79	2,221	39.5	19.35	15.03	17.89	-0.56	13.17	7.75	1.18	1.18	20.72	20.61	133.07
ACFC	Atlantic Coast Fin. Corp of GA(8)*	3.93	2,629	10.3	6.88	1.37	4.67	-15.85	57.83	95.52	-2.66	-3.61	14.21	14.20	284.36
BLMT	BSB Bancorp, Inc. of MA*	14.10	9,388	132.4	14.25	11.20	13.99	0.79	8.96	15.29	0.15	0.01	13.65	13.65	96.83
BKMU	Bank Mutual Corp of WI*	6.23	46,432	289.3	6.75	3.87	6.28	-0.80	44.88	44.88	0.17	0.00	5.90	5.89	51.56
BFIN	BankFinancial Corp. of IL*	8.90	21,102	187.8	9.40	6.62	9.16	-2.84	14.69	19.95	-1.40	-1.46	8.21	8.08	69.24
BNCL	Beneficial Mut MHC of PA(42.9)	9.12	78,799	328.9	10.38	8.36	8.81	3.52	3.40	-4.00	0.18	0.14	7.88	6.22	59.66
BHLB	Berkshire Hills Bancorp of MA*	25.91	25,096	650.2	30.70	20.89	26.48	-2.15	16.19	8.59	1.67	2.04	26.82	15.96	208.17
BOFI	Bofi Holding, Inc. Of CA*	67.00	13,733	920.1	67.04	21.72	57.03	17.48	207.34	140.92	2.87	1.86	19.17	19.17	225.06
BYFC	Broadway Financial Corp. of CA*	0.75	1,917	1.4	3.20	0.52	0.77	-2.60	-22.68	13.64	-0.09	0.15	0.10	0.10	189.42
CITZ	CFS Bancorp, Inc of Munster IN(8)*	11.25	10,894	122.6	12.19	5.15	12.00	-6.25	102.70	79.43	0.38	0.31	10.21	10.21	103.87
CMSB	CMS Bancorp Inc of W Plains NY(8)*	9.08	1,863	16.9	10.44	7.16	9.26	-1.94	35.12	15.96	-0.05	-0.21	11.89	11.89	141.25
CBNJ	Cape Bancorp, Inc. of NJ*	9.42	12,854	121.1	9.98	8.16	9.65	-2.38	2.73	8.40	0.35	0.32	11.77	10.00	80.38
CFFN	Capitol Federal Fin Inc. of KS*	12.70	147,841	1,877.6	12.93	11.44	12.74	-0.31	8.45	8.64	0.48	0.48	11.11	11.11	63.54
CARV	Carver Bancorp, Inc. of NY*	5.21	3,695	19.3	6.98	2.76	5.30	-1.70	-11.24	23.17	-0.08	-0.50	3.11	3.11	172.74
CFBK	Central Federal Corp. of OH*	1.50	15,824	23.7	3.68	1.15	1.50	0.00	-6.83	3.45	-0.24	-0.28	1.45	1.44	13.68
CHFN	Charter Financial Corp of GA*	10.83	21,950	237.7	11.82	7.22	10.86	-0.28	45.76	27.41	0.26	0.22	12.00	11.75	51.12
CHEV	Cheviot Financial Corp. of OH*	10.99	6,837	75.1	11.94	8.75	10.99	0.00	21.04	18.17	0.48	0.34	15.38	13.78	90.72
CBNK	Chicopee Bancorp, Inc. of MA*	17.56	5,429	95.3	19.70	13.50	17.19	2.15	16.29	10.51	0.54	0.56	16.77	16.77	109.96
CZWI	Citizens Comm Bncorp Inc of WI*	7.66	5,155	39.5	7.75	5.56	7.59	0.92	25.78	27.67	0.19	0.28	10.44	10.40	107.06
CSBK	Clifton Svg Bp MHC of NJ(35.8)	12.74	26,242	122.4	13.47	9.56	12.41	2.66	29.74	13.04	0.25	0.22	7.14	7.14	38.72
COBK	Colonial Financial Serv. of NJ*	14.00	3,853	53.9	17.00	12.76	15.00	-6.67	5.26	6.87	-0.39	-0.41	17.66	17.66	164.34
DCOM	Dime Community Bancshars of NY*	17.27	36,055	622.7	17.92	12.86	17.75	-2.70	21.79	24.33	1.14	1.84	11.34	9.80	109.59
ESBF	ESB Financial Corp. of PA*	13.10	17,619	230.8	13.70	10.40	13.22	-0.91	17.07	13.32	0.90	0.87	11.15	8.77	108.53
ESSA	ESSA Bancorp, Inc. of PA*	11.35	12,216	138.7	11.55	9.45	11.44	-0.79	5.98	4.22	0.38	0.59	13.51	12.57	112.84
EBMT	Eagle Bancorp Montanta of MT*	11.25	3,899	43.9	12.03	10.00	11.18	0.63	10.95	8.70	0.51	-0.19	12.63	10.62	130.94
FSBW	FS Bancorp, Inc. of WA*	17.35	3,240	56.2	19.45	10.20	17.17	1.05	69.93	33.77	2.07	0.62	18.85	18.85	116.93
FFCO	FedFirst Financial Corp of PA*	19.00	2,500	47.5	23.00	14.65	19.00	0.00	28.81	16.92	1.06	1.07	21.55	21.08	125.42
FCAP	First Capital, Inc. of IN*	20.67	2,785	57.6	21.67	18.38	20.60	0.34	3.92	6.16	1.51	1.40	19.09	17.15	163.60
FCLF	First Clover Leaf Fin Cp of IL*	9.24	7,342	67.8	9.67	6.00	8.80	5.00	50.98	48.31	0.59	0.40	10.53	8.91	81.95
FBNK	First Connecticut Bncorp of CT*	14.52	16,764	243.4	15.60	12.77	15.11	-3.90	9.75	5.60	0.23	0.00	13.80	13.80	110.07
FDEF	First Defiance Fin. Corp of OH*	28.08	9,776	274.5	28.46	15.75	27.59	1.78	69.05	46.33	2.28	1.89	27.06	20.34	211.36
FFNM	First Fed of N. Michigan of MI*	4.47	2,884	12.9	5.00	3.20	4.27	4.68	35.45	-2.83	-0.17	-0.29	8.30	8.27	74.48
FFBH	First Fed. Bancshares of AR*	9.71	19,898	193.2	10.74	7.55	9.70	0.10	11.23	-0.41	0.02	-0.02	3.57	3.57	25.92
FFNW	First Fin NW, Inc of Renton WA*	10.68	17,191	183.6	11.25	6.73	10.68	0.00	33.50	41.46	1.08	1.11	10.88	10.88	52.48
BANC	First PacTrust Bancorp of CA*	14.39	15,551	223.8	15.88	10.08	15.17	-5.14	22.36	17.28	0.69	-0.23	13.04	12.28	163.02
FSFG	First Savings Fin. Grp. of IN*	24.00	2,313	55.5	28.20	17.76	23.51	2.08	31.80	23.14	1.99	1.81	29.02	24.62	283.68
FXCB	Fox Chase Bancorp, Inc. of PA*	17.54	12,143	213.0	18.22	13.27	17.72	-1.02	17.48	5.35	0.51	0.43	14.28	14.28	92.43
FRNK	Franklin Financial Corp. of VA*	18.15	12,507	227.0	19.10	15.90	18.40	-1.36	10.27	9.47	0.74	0.63	19.12	19.12	84.00
GTWN	Georgetown Bancorp, Inc. of MA*	14.87	1,887	28.1	14.96	10.80	14.20	4.72	33.36	35.80	0.53	-0.05	16.15	16.15	111.99
GCBC	Green Co Bcrp MHC of NY (44.7)	21.27	4,193	38.6	27.13	18.67	22.22	-4.28	9.08	1.29	1.52	1.54	13.38	13.38	151.11
HFFC	HF Financial Corp. of SD*	12.96	7,055	91.4	14.55	11.00	13.30	-2.56	1.09	-1.07	0.83	0.14	13.79	13.09	172.57
HMNF	HMN Financial, Inc. of MN*	7.35	4,393	32.3	7.84	2.60	7.46	-1.47	162.50	111.82	0.62	0.10	8.09	8.09	127.70
HBK	Hamilton Bancorp, Inc. of MD*	13.82	3,703	51.2	14.33	11.20	13.67	1.10	38.20	22.08	-0.05	-0.08	18.21	17.43	89.65
HBNK	Hampden Bancorp, Inc. of MA*	15.75	5,630	88.7	18.13	12.26	15.44	2.01	25.70	4.93	0.58	0.46	15.41	15.41	118.58
HBOS	Heritage Fin Group, Inc of GA*	19.35	7,804	151.0	19.90	11.83	19.35	0.00	45.16	40.32	1.41	1.32	15.19	14.62	170.94
HIFS	Hingham Inst. for Sav. of MA*	69.56	2,127	148.0	82.34	57.69	72.52	-4.08	16.28	11.12	6.19	6.19	46.09	46.09	590.34
HBCP	Home Bancorp Inc. Lafayette LA*	18.22	7,142	130.1	19.95	16.43	18.25	-0.16	6.49	-0.16	1.26	1.04	20.04	19.74	136.80
HFBL	Home Federal Bancorp Inc of LA*	17.49	2,352	41.1	18.50	15.34	17.40	0.52	0.17	0.00	1.33	0.52	17.85	17.85	117.84
HMST	HomeStreet, Inc. of WA*	21.31	14,407	307.0	28.73	16.82	21.82	-2.34	16.96	-16.59	3.04	-6.83	18.77	18.74	174.10
HTBI	HomeTrust Bancshrs, Inc. of NC*	16.15	20,822	336.3	17.00	12.04	16.21	-0.37	30.14	19.54	0.50	0.41	17.88	17.88	76.66
HFBC	HopFed Bancorp, Inc. of KY*	11.37	7,503	85.3	11.64	6.92	11.24	1.16	51.60	31.90	0.48	0.20	13.07	13.05	126.54

(continued)
Weekly Thrift Market Line - Part One
Prices As Of August 9, 2013

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
HCBK	Hudson City Bancorp, Inc of NJ(8)*	9.60	528,419	5,072.8	9.79	6.42	9.77	-1.74	46.12	18.08	0.38	0.38	8.82	8.53	75.12
IROQ	IF Bancorp, Inc. of IL*	16.00	4,597	73.6	16.30	12.76	15.86	0.88	25.29	15.94	0.80	0.61	18.52	18.52	119.49
ISBC	Investors Bcrp MHC of NJ(41.6)	22.34	111,912	1,118.1	22.93	15.70	22.20	0.63	37.82	25.65	0.87	0.79	9.71	8.94	114.74
JXSB	Jacksonville Bancorp Inc of IL*	19.83	1,903	37.7	20.00	15.65	19.21	3.23	23.94	14.29	1.93	1.21	23.22	21.79	166.34
JFBI	Jefferson Bancshares Inc of TN*	5.60	6,601	37.0	5.95	2.05	5.75	-2.61	171.84	107.41	0.20	0.20	8.12	7.93	76.66
KFFB	KY Fst Fed Bp MHC of KY (38.9)	7.96	8,573	24.9	8.82	6.90	7.84	1.53	2.84	6.85	0.29	0.35	7.71	6.02	38.76
KRNY	Kearny Fin Cp MHC of NJ (24.0)	10.08	66,501	180.7	11.05	8.66	10.56	-4.55	3.28	3.38	0.10	0.08	7.03	5.39	47.30
LSBI	LSB Fin. Corp. of Lafayette IN*	24.99	1,557	38.9	28.92	17.95	24.75	0.97	34.57	26.85	1.75	0.68	25.40	25.40	231.98
LPSB	LaPorte Bancorp Inc. of IN*	10.73	6,205	66.6	10.99	7.20	10.90	-1.56	45.20	22.21	0.73	0.56	13.35	11.94	78.36
LSBK	Lake Shore Bnp MHC of NY(38.7)	11.85	5,919	29.0	14.69	8.55	11.80	0.42	16.98	15.16	0.60	0.60	11.32	11.32	82.48
LABC	Louisiana Bancorp, Inc. of LA*	18.09	2,887	52.2	18.24	15.00	18.24	-0.82	11.32	6.60	0.86	0.54	19.09	19.09	108.20
MSBF	MSB Fin Corp MHC of NJ (39.2)	7.38	5,011	15.8	7.88	4.26	7.26	1.65	27.24	10.15	-1.26	-1.26	7.79	7.79	68.58
MCBK	Madison County Financial of NE*	17.70	3,193	56.5	19.19	14.15	17.51	1.09	77.00	7.93	1.02	0.87	19.68	19.29	91.10
MGYR	Magyar Bancorp MHC of NJ(44.9)	7.11	5,811	18.4	7.92	3.58	6.25	13.76	71.33	69.29	0.07	-0.02	7.71	7.71	89.54
MLVF	Malvern Bancorp, Inc. of PA*	11.98	6,558	78.6	12.30	8.13	12.03	-0.42	43.99	7.44	0.05	0.00	14.78	14.78	104.33
MFLR	Mayflower Bancorp, Inc. of MA(8)*	19.75	2,059	40.7	20.00	9.03	19.93	-0.90	89.72	88.63	0.57	0.29	10.68	10.68	120.87
EBSB	Meridian Fn Serv MHC MA (40.6)	20.37	22,286	192.5	21.75	14.56	20.47	-0.49	33.57	21.39	0.49	0.22	10.72	10.11	112.56
CASH	Meta Financial Group of IA*	32.78	5,513	180.7	32.90	22.25	29.56	10.89	42.58	43.77	2.11	1.79	23.22	22.80	301.10
NASB	NASB Fin, Inc. of Grandview MO*	27.64	7,868	217.5	29.95	19.12	29.01	-4.72	42.62	29.34	4.08	-1.27	24.19	23.89	149.85
NECB	NE Comm Bncrp MHC of NY (42.5)	6.70	12,645	39.9	7.00	5.01	6.91	-3.04	24.30	27.13	-0.20	-0.20	8.22	8.11	33.89
NHTB	NH Thrift Bancshares of NH*	13.71	7,089	97.2	15.51	12.15	13.96	-1.79	6.28	7.95	1.01	0.53	15.01	9.58	172.10
NVSL	Naugatuck Valley Fin Crp of CT*	7.36	7,002	51.5	7.93	6.52	7.53	-2.26	1.80	10.68	-1.88	-2.08	9.46	9.46	75.18
NFSB	Newport Bancorp, Inc. of RI(8)*	17.20	3,545	61.0	17.59	13.85	17.14	0.35	22.77	4.37	0.37	0.47	15.22	15.22	121.46
NFBK	Northfield Bancorp, Inc. of NJ*	12.02	58,213	699.7	12.19	10.02	11.99	0.25	12.02	10.58	0.27	0.26	12.78	12.48	48.85
NWBI	Northwest Bancshares Inc of PA*	13.76	93,878	1,291.8	14.57	11.11	14.00	-1.71	15.82	13.34	0.65	0.62	12.02	10.13	84.83
OBAF	OBA Financial Serv. Inc of MD*	18.35	4,254	78.1	19.50	14.75	18.35	0.00	26.55	4.32	0.23	0.22	17.68	17.68	90.76
OSHC	Ocean Shore Holding Co. of NJ*	14.87	6,971	103.7	15.99	12.89	14.90	-0.20	12.65	0.47	0.69	0.73	15.21	14.45	151.18
OCFC	OceanFirst Fin. Corp of NJ*	17.26	17,603	303.8	17.91	12.43	17.14	0.70	27.19	25.53	1.05	0.95	12.29	12.29	130.98
OFED	Oconee Fed Fn Cp MHC SC (35.0)	17.19	6,071	38.2	18.30	12.43	16.43	4.63	22.79	18.31	0.69	0.68	13.05	13.05	61.74
OABC	OmniAmerican Bancorp Inc of TX*	23.17	11,453	265.4	26.61	20.18	23.55	-1.61	9.55	0.17	0.53	0.23	17.67	17.67	114.88
ONFC	Oneida Financial Corp. of NY*	14.03	7,025	98.6	16.32	10.25	14.70	-4.56	33.87	31.74	0.81	0.90	13.36	9.52	102.45
ORIT	Oritani Financial Corp of NJ*	16.14	45,391	732.6	16.90	13.70	16.44	-1.82	12.24	5.35	0.87	-13.67	11.43	11.43	62.39
PSBH	PSB Hldgs Inc MHC of CT (42.9)	5.85	6,542	16.4	7.25	4.40	6.02	-2.82	30.00	21.88	0.17	0.22	7.83	6.75	69.68
PVFC	PVF Capital Corp. of Solon OH(8)*	4.28	26,049	111.5	4.48	1.81	4.32	-0.93	127.66	95.43	0.35	0.07	3.11	3.11	29.86
PBHC	Pathfinder BC MHC of NY (39.5)	14.99	2,617	13.5	16.50	10.00	16.00	-6.31	47.68	45.53	1.00	0.81	10.72	9.25	192.96
PEOP	Peoples Fed Bancshrs Inc of MA*	18.35	6,473	118.8	19.28	16.10	18.50	-0.81	10.01	5.52	0.23	0.20	16.72	16.72	89.34
PBCT	Peoples United Financial of CT*	14.89	317,780	4,731.7	15.67	11.36	15.38	-3.19	24.50	23.16	0.75	0.71	14.72	7.99	98.64
PBSK	Poage Bankshares, Inc. of KY*	15.09	3,283	49.5	15.10	12.20	15.09	0.00	18.91	18.35	0.43	0.29	18.17	18.17	94.03
PBCP	Polonia Bancorp, Inc. of PA*	9.60	3,512	33.7	9.80	5.88	9.60	0.00	52.87	19.25	0.03	-0.09	11.75	11.75	77.26
PROV	Provident Fin. Holdings of CA*	17.98	10,386	186.7	19.69	12.52	17.49	2.80	42.70	2.74	2.48	-1.87	15.40	15.40	116.60
PBNY	Provident NY Bncrp, Inc. of NY*	11.25	44,353	499.0	11.32	8.05	11.11	1.26	36.53	20.84	0.50	0.44	10.83	7.01	86.23
PBIP	Prudential Bncp MHC PA (24.9)	9.94	10,023	30.1	10.12	5.51	9.78	1.64	77.18	40.59	0.24	0.10	6.00	6.00	47.80
PULB	Pulaski Fin Cp of St. Louis MO*	10.40	11,048	114.9	10.79	7.49	10.21	1.86	36.66	16.20	1.10	0.25	8.85	8.49	122.25
RVSB	Riverview Bancorp, Inc. of WA*	2.69	22,472	60.4	2.96	1.20	2.63	2.28	80.54	59.17	0.27	0.24	3.57	2.43	34.47
RCKB	Rockville Fin New, Inc. of CT*	13.16	26,326	346.5	13.54	11.60	13.24	-0.60	10.59	2.02	0.64	0.48	11.28	11.24	82.93
ROMA	Roma Fin Corp MHC of NJ (25.5)(8)	19.18	30,117	159.6	19.60	8.21	19.16	0.10	114.30	26.85	0.02	0.01	7.15	7.09	59.04
SIFI	SI Financial Group, Inc. of CT*	11.13	10,111	112.5	12.34	10.34	11.50	-3.22	-2.54	-3.22	-0.01	-0.05	12.28	11.94	93.84
SPBC	SP Bancorp, Inc. of Plano, TX*	19.73	1,639	32.3	23.10	13.25	18.70	5.51	48.91	27.29	0.99	-0.08	20.44	20.44	180.20
SVBI	Severn Bancorp, Inc. of MD*	5.09	10,067	51.2	5.78	2.69	5.00	1.80	83.75	62.10	0.35	0.03	8.13	8.10	84.39
SMPL	Simplicity Bancorp of CA*	15.14	8,293	125.6	15.74	13.50	14.95	1.27	1.95	1.27	0.65	0.51	17.65	17.17	106.39
STND	Standard Financial Corp. of PA*	18.73	3,222	60.3	20.45	16.37	19.33	-3.10	11.16	7.52	0.87	0.81	23.76	20.90	135.41
SIBC	State Investors Bancorp of LA*	15.25	2,497	38.1	15.35	12.42	15.25	0.00	17.31	8.23	0.27	0.27	17.31	17.31	98.46
THRD	TF Fin. Corp. of Newtown PA*	27.70	2,842	78.7	27.75	22.06	27.49	0.76	19.14	16.24	2.11	2.24	29.36	27.84	251.51
TFSL	TFS Fin Corp MHC of OH (26.5)	11.76	309,159	954.9	12.41	8.10	12.30	-4.39	30.23	22.25	0.13	0.11	5.99	5.96	36.02
TBNK	Territorial Bancorp, Inc of HI*	22.72	10,474	238.0	24.38	21.85	22.86	-0.61	-3.32	-0.57	1.43	1.14	20.90	20.88	149.47
TSBK	Timberland Bancorp, Inc. of WA*	8.64	7,045	60.9	9.00	5.21	8.76	-1.37	63.02	24.50	0.56	0.30	10.98	10.16	104.01
TRST	TrustCo Bank Corp NY of NY*	6.14	94,204	578.4	6.32	5.05	5.96	3.02	9.84	16.29	0.41	0.39	3.70	3.69	47.17
UCBA	United Community Bancorp of IN*	10.25	5,150	52.8	11.38	8.75	10.26	-0.10	1.28	11.41	0.38	0.09	14.56	13.92	102.13
UCFC	United Community Fin. of OH*	4.48	39,607	177.4	5.00	2.76	4.68	-4.27	52.38	55.02	-0.54	-0.81	4.81	4.81	46.25
UBNK	United Financial Bncrp of MA*	16.46	19,648	323.4	17.00	14.00	15.66	5.11	16.49	4.71	0.28	0.60	15.59	13.39	123.64
WSFS	WSFS Financial Corp. of DE*	61.04	8,815	538.1	62.68	39.93	59.99	1.75	44.44	44.47	3.93	2.17	42.17	38.41	494.00
WVFC	WVS Financial Corp. of PA*	11.15	2,058	22.9	13.63	6.76	10.88	2.48	28.90	31.18	0.61	0.61	15.43	15.43	130.53
WSBF	Waterstone Fin MHC of WI(26.2)(8)	10.72	31,349	87.9	11.33	4.37	10.91	-1.74	134.06	37.44	1.19	-0.81	6.61	6.59	51.96
WAYN	Wayne Savings Bancshares of OH*	10.60	2,906	30.8	10.82	8.48	10.60	0.00	24.71	14.47	0.69	0.64	13.27	12.65	139.64
WEBK	Wellesley Bancorp, Inc. of MA*	17.20	2,478	42.6	18.31	14.38	17.85	-3.64	16.61	12.05	0.97	0.88	18.43	18.43	160.11

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 600
Arlington, Virginia 22201
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part One
Prices As Of August 9, 2013

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
WBB Westbury Bancorp, Inc. of WI*	13.65	5,143	70.2	14.00	13.02	13.62	0.22	36.50	36.50	0.17	0.07	17.41	17.41	110.06
WFD Westfield Fin. Inc. of MA*	6.92	20,753	143.6	8.07	6.45	6.98	-0.86	-8.10	-4.29	0.30	0.21	7.73	7.73	62.33
WBKC Wolverine Bancorp, Inc. of MI*	19.47	2,452	47.7	19.96	16.75	19.40	0.36	12.94	14.33	0.73	-0.01	25.67	25.67	118.46

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 600
Arlington, Virginia 22201
(703) 528-1700

Weekly Thrift Market Line - Part Two
Prices As Of August 9, 2013

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi-dend Yield	Payout Ratio(7)
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(109)	13.19	12.52	0.56	4.37	3.93	0.01	1.50	2.86	49.16	1.47	18.71	103.20	13.24	111.52	22.08	0.24	1.55	26.73
NYSE Traded Companies(5)	10.04	7.85	0.74	7.06	6.62	-0.20	-3.69	2.75	37.97	1.30	15.68	109.83	11.07	144.19	19.46	0.37	2.34	22.31
NASDAQ Listed OTC Companies(104)	13.35	12.76	0.55	4.23	3.79	0.02	1.77	2.87	49.83	1.48	18.92	102.85	13.35	109.82	22.23	0.23	1.51	26.96
California Companies(5)	9.27	9.11	0.93	8.24	3.03	-0.06	0.12	5.04	39.00	1.60	18.69	165.60	13.73	167.90	23.57	0.25	2.60	33.73
Florida Companies(1)	7.62	7.35	0.76	9.43	6.92	-0.48	-5.99	1.37	29.29	0.49	14.46	135.35	10.31	140.64	NM	0.12	0.78	11.21
Mid-Atlantic Companies(31)	13.26	12.19	0.57	4.70	4.09	-0.28	4.35	2.59	49.74	1.26	19.87	105.79	13.47	119.81	19.71	0.29	1.91	35.13
Mid-West Companies(30)	12.54	12.06	0.46	3.39	3.72	-0.01	-0.89	2.98	42.85	1.86	17.30	92.42	11.41	96.96	21.85	0.23	1.47	26.65
New England Companies(18)	13.01	12.01	0.33	2.77	2.05	0.23	2.03	1.65	68.13	1.08	20.93	101.93	13.17	115.87	24.37	0.31	1.76	36.75
North-West Companies(6)	13.36	12.72	1.14	8.39	8.71	-0.08	-2.34	7.30	21.87	1.91	10.13	90.89	12.28	97.87	19.40	0.15	1.02	12.08
South-East Companies(14)	16.69	16.59	0.61	3.85	4.05	0.44	2.82	3.09	52.88	1.61	21.93	105.24	17.05	106.04	26.32	0.09	0.64	7.60
South-West Companies(2)	13.36	13.36	0.52	3.94	3.65	0.08	0.45	2.29	30.27	0.88	19.93	113.83	15.56	113.83	NM	0.00	0.00	0.00
Western Companies (Excl CA)(2)	11.81	11.10	0.71	5.32	5.41	0.30	2.03	0.43	61.87	0.52	18.97	98.89	11.90	107.37	19.93	0.41	2.43	46.61
Thrift Strategy(105)	13.22	12.60	0.54	4.20	3.79	0.01	1.58	2.90	48.97	1.48	18.90	102.66	13.20	110.22	22.00	0.23	1.52	27.05
Mortgage Banker Strategy(1)	13.21	13.21	2.07	16.75	13.79	-1.56	-12.63	2.02	61.18	1.57	7.25	116.75	15.42	116.75	NM	0.40	2.22	16.13
Diversified Strategy(2)	11.73	8.26	0.80	6.60	5.74	0.60	4.59	1.64	50.88	1.14	17.69	122.95	13.73	172.64	24.55	0.56	2.58	12.21
Companies Issuing Dividends(76)	13.05	12.18	0.71	5.62	5.13	0.06	2.85	2.25	53.93	1.35	18.47	104.89	13.44	115.97	21.26	0.33	2.16	36.24
Companies Without Dividends(33)	13.54	13.39	0.18	1.00	0.91	-0.14	-2.12	4.37	37.14	1.80	19.77	99.00	12.71	100.48	26.69	0.00	0.00	0.00
Equity/Assets <6%(3)	0.93	0.93	-0.05	-0.71	-6.77	-0.11	-0.91	11.24	20.69	3.44	NM	167.52	1.71	167.52	5.00	0.02	2.67	0.00
Equity/Assets 6-12%(47)	9.79	9.31	0.45	4.60	4.33	0.05	0.47	3.09	44.33	1.51	16.97	107.24	10.27	113.88	20.17	0.23	1.41	26.95
Equity/Assets >12%(59)	16.07	15.25	0.66	4.38	4.01	-0.02	2.37	2.36	53.77	1.35	20.20	99.16	15.78	108.84	23.94	0.25	1.61	26.54
Actively Traded Companies(1)	7.81	7.81	1.09	14.17	8.90	1.09	14.17	0.61	110.08	0.83	11.24	150.92	11.78	150.92	11.24	1.04	1.50	16.80
Market Value Below $20 Million(5)	4.33	4.32	-0.11	-1.14	-5.78	-0.20	-1.74	9.26	18.73	2.69	NM	110.69	3.14	110.79	5.00	0.01	1.78	0.00
Holding Company Structure(94)	13.01	12.26	0.52	3.89	3.69	-0.01	1.63	2.99	48.70	1.52	18.48	101.16	12.97	110.67	21.77	0.25	1.67	29.49
Assets Over $1 Billion(47)	12.60	11.59	0.72	6.11	5.00	-0.30	1.42	2.14	47.58	1.23	18.46	117.56	14.29	131.62	22.10	0.36	2.19	34.84
Assets $500 Million-$1 Billion(32)	12.70	12.18	0.36	2.67	3.05	0.22	1.50	3.72	48.48	1.66	18.99	94.97	11.95	100.20	22.71	0.14	1.03	22.59
Assets $250-$500 Million(25)	14.94	14.64	0.65	4.66	4.30	0.43	3.16	2.92	56.11	1.67	18.42	88.46	13.17	90.72	21.48	0.16	1.19	18.44
Assets less than $250 Million(5)	13.44	13.41	-0.29	-4.55	-3.62	-0.53	-6.82	3.94	39.83	2.23	28.06	84.37	11.43	84.60	NM	0.04	0.27	15.09
Goodwill Companies(62)	12.77	11.64	0.59	4.67	4.63	0.29	2.02	2.47	47.68	1.32	17.78	98.09	12.25	112.10	20.67	0.30	1.95	32.87
Non-Goodwill Companies(45)	13.70	13.70	0.54	3.93	3.04	-0.42	0.69	3.49	52.02	1.74	20.49	112.24	14.76	112.24	25.31	0.15	1.02	19.14

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 600
Arlington, Virginia 22201
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 9, 2013

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(18)	13.64	12.85	0.35	2.79	1.57	0.30	2.28	2.32	41.49	1.18	23.03	137.58	18.25	148.27	22.14	0.16	1.32	16.88
NASDAQ Listed OTC Companies(18)	13.64	12.85	0.35	2.79	1.57	0.30	2.28	2.32	41.49	1.18	23.03	137.58	18.25	148.27	22.14	0.16	1.32	16.88
Mid-Atlantic Companies(12)	12.72	12.07	0.22	2.40	1.00	0.15	1.79	2.53	43.62	1.37	18.60	136.84	16.77	147.54	20.09	0.15	1.00	15.96
Mid-West Companies(3)	18.26	16.40	0.64	3.11	2.37	0.71	3.36	0.00	0.00	0.72	27.45	149.78	26.59	164.77	22.74	0.20	2.51	0.00
New England Companies(2)	10.38	9.43	0.36	3.45	2.66	0.27	2.50	2.16	40.34	1.18	34.41	132.37	13.25	144.08	26.59	0.08	1.37	0.00
South-East Companies(1)	21.14	21.14	1.11	5.11	4.01	1.10	5.03	0.78	25.63	0.33	24.91	131.72	27.84	131.72	25.28	0.40	2.33	57.97
Thrift Strategy(18)	13.64	12.85	0.35	2.79	1.57	0.30	2.28	2.32	41.49	1.18	23.03	137.58	18.25	148.27	22.14	0.16	1.32	16.88
Companies Issuing Dividends(9)	14.62	13.88	0.61	5.04	3.59	0.61	4.94	1.86	40.69	1.08	23.03	133.69	18.35	143.03	22.14	0.29	2.35	37.14
Companies Without Dividends(9)	12.39	11.52	0.01	-0.11	-1.03	-0.10	-1.14	2.78	42.29	1.30	NM	142.58	18.12	155.01	NM	0.00	0.00	0.00
Equity/Assets <6%(1)	5.56	4.83	0.54	6.53	6.67	0.44	5.29	1.58	58.86	1.44	14.99	139.83	7.77	162.05	18.51	0.12	0.80	12.00
Equity/Assets 6-12%(6)	9.67	9.26	0.13	2.10	0.04	0.08	1.48	4.86	28.68	1.42	24.69	140.12	13.12	147.33	22.89	0.18	1.15	17.26
Equity/Assets >12%(11)	17.19	16.13	0.47	2.83	2.02	0.43	2.48	1.70	42.67	0.98	24.04	135.63	22.83	147.37	22.59	0.16	1.49	17.44
Holding Company Structure(16)	13.38	12.47	0.32	2.65	1.48	0.28	2.26	2.63	42.53	1.26	23.03	132.65	17.02	144.87	22.14	0.17	1.37	18.57
Assets Over $1 Billion(8)	13.52	12.40	0.46	3.89	2.06	0.37	3.06	1.35	50.39	1.22	25.68	175.66	23.29	193.46	28.28	0.07	0.46	4.60
Assets $500 Million-$1 Billion(3)	7.67	7.43	0.55	6.37	4.93	0.49	5.62	1.58	58.86	1.42	14.49	130.34	9.93	137.75	16.16	0.27	1.36	19.35
Assets $250-$500 Million(7)	16.31	15.55	0.16	0.32	-0.29	0.15	0.18	3.24	30.90	1.04	26.63	108.04	17.50	114.05	23.59	0.19	2.03	34.88
Goodwill Companies(11)	13.74	12.32	0.37	3.36	2.29	0.33	2.88	2.41	47.75	1.25	25.63	141.65	18.14	160.65	24.03	0.11	1.25	5.83
Non-Goodwill Companies(7)	13.53	13.53	0.32	2.06	0.64	0.25	1.51	2.22	35.23	1.09	19.55	132.35	18.38	132.35	19.61	0.23	1.41	30.14
MHC Institutions(18)	13.64	12.85	0.35	2.79	1.57	0.30	2.28	2.32	41.49	1.18	23.03	137.58	18.25	148.27	22.14	0.16	1.32	16.88

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 600
Arlington, Virginia 22201
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 9, 2013

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NYSE Traded Companies																		
AF	Astoria Financial Corp. of NY*	8.15	7.09	0.34	4.24	4.57	0.30	3.73	2.97	30.14	1.13	21.88	95.56	7.79	111.22	24.88	0.16	1.26	27.59
EVER	EverBank Financial Corp. of FL*	7.62	7.35	0.76	9.43	6.92	-0.48	-5.99	1.37	29.29	0.49	14.46	135.35	10.31	140.64	NM	0.12	0.78	11.21
FBC	Flagstar Bancorp, Inc. of MI*	7.78	7.78	0.53	6.10	8.07	-2.60	-29.83	6.27	30.42	2.92	12.40	91.96	7.15	91.96	NM	0.00	0.00	0.00
NYCB	New York Community Bcrp of NY*	12.87	7.73	1.12	8.74	7.29	0.90	7.02	0.75	58.84	0.63	13.72	119.15	15.33	209.97	17.08	1.00	6.51	NM
PFS	Provident Fin. Serv. Inc of NJ*	13.78	9.29	0.92	6.78	6.26	0.90	6.60	2.37	41.14	1.34	15.96	107.13	14.76	167.17	16.41	0.56	3.16	50.45
	NASDAQ Listed OTC Companies																		
ASBB	ASB Bancorp, Inc. of NC*	14.18	14.18	0.17	1.16	1.47	-0.18	-1.26	3.13	36.24	NA	NM	83.67	11.87	83.67	NM	0.00	0.00	0.00
ALLB	Alliance Bancorp, Inc. of PA*	17.43	17.43	0.52	3.03	3.21	0.63	3.66	NA	NA	NA	31.15	96.33	16.79	96.33	25.78	0.20	1.34	41.67
ANCB	Anchor Bancorp of Aberdeen, WA*	11.58	11.58	-0.05	-0.47	-0.56	-0.11	-0.95	6.54	17.61	1.82	NM	87.59	10.14	87.59	NM	0.00	0.00	NM
AFCB	Athens Bancshares Corp. of TN*	15.57	15.50	0.89	5.38	6.63	0.89	5.38	3.99	37.92	2.06	15.08	85.86	13.37	86.32	15.08	0.20	1.12	16.95
ACFC	Atlantic Coast Fin. Corp of GA(8)*	5.00	4.99	-0.91	-16.65	NM	-1.23	-22.59	NA	NA	2.18	NM	27.66	1.38	27.68	NM	0.00	0.00	NM
BLMT	BSB Bancorp, Inc. of MA*	14.10	14.10	0.17	1.07	1.06	0.01	0.07	1.67	48.35	0.93	NM	103.30	14.56	103.30	NM	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI*	11.44	11.43	0.31	2.88	2.73	0.00	0.00	1.62	55.32	1.55	36.65	105.59	12.08	105.77	NM	0.12	1.93	70.59
BFIN	BankFinancial Corp. of IL*	11.86	11.69	-1.99	-16.04	-15.73	-2.07	-16.72	2.87	40.74	1.66	NM	108.40	12.85	110.15	NM	0.04	0.45	NM
BNCL	Beneficial Mut MHC of PA(42.9)	13.21	10.72	0.29	2.25	1.97	0.23	1.75	1.39	90.04	2.46	NM	115.74	15.29	146.62	NM	0.00	0.00	0.00
BHLB	Berkshire Hills Bancorp of MA*	12.88	8.09	0.84	6.57	6.45	1.03	8.03	1.03	61.54	0.84	15.51	96.61	12.45	162.34	12.70	0.72	2.78	43.11
BOFI	Bofi Holding, Inc. Of CA*	8.52	8.52	1.41	16.52	4.28	0.92	10.71	0.85	48.93	0.60	23.34	349.50	29.77	349.50	36.02	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	0.05	0.05	-0.04	-0.89	-12.00	0.07	1.49	14.46	19.90	4.01	NM	NM	0.40	NM	5.00	0.04	5.33	NM
CITZ	CFS Bancorp, Inc of Munster IN(8)*	9.83	9.83	0.37	3.77	3.38	0.30	3.08	4.97	21.10	1.91	29.61	110.19	10.83	110.19	36.29	0.04	0.36	10.53
CMSB	CMS Bancorp Inc of W Plains NY(8)*	8.42	8.42	-0.04	-0.42	-0.55	-0.15	-1.78	NA	NA	0.39	NM	76.37	6.43	76.37	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	14.64	12.72	0.43	3.00	3.72	0.39	2.75	2.47	37.67	1.31	26.91	80.03	11.72	94.20	29.44	0.20	2.12	57.14
CFFN	Capitol Federal Fin Inc. of KS*	17.49	17.49	0.75	4.00	3.78	0.75	4.00	0.39	27.83	NA	26.46	114.31	19.99	114.31	26.46	0.30	2.36	62.50
CARV	Carver Bancorp, Inc. of NY*	1.80	1.80	-0.05	-0.53	-1.54	-0.29	-3.31	8.02	21.48	2.87	NM	167.52	3.02	167.52	NM	0.00	0.00	NM
CFBK	Central Federal Corp. of OH*	10.60	10.53	-1.69	-21.43	-16.00	-1.98	-25.00	4.91	53.52	3.25	NM	103.45	10.96	104.17	NM	0.00	0.00	NM
CHFN	Charter Financial Corp of GA*	23.47	22.99	0.51	3.29	2.40	0.43	2.78	1.58	86.51	NA	NM	90.25	21.19	92.17	NM	0.20	1.85	NM
CHEV	Cheviot Financial Corp. of OH*	16.95	15.46	0.52	3.07	4.37	0.37	2.18	2.82	9.18	0.45	22.90	71.46	12.11	79.75	32.32	0.36	3.28	NM
CBNK	Chicopee Bancorp, Inc. of MA*	15.25	15.25	0.49	3.26	3.08	0.51	3.38	0.76	97.61	0.94	32.52	104.71	15.97	104.71	31.36	0.20	1.14	37.04
CZWI	Citizens Comm Bncorp Inc of WI*	9.75	9.72	0.18	1.79	2.48	0.27	2.64	2.17	50.36	1.38	NM	73.37	7.15	73.65	27.36	0.02	0.26	10.53
CSBK	Clifton Svg Bp MHC of NJ(35.8)	18.44	18.44	0.63	3.52	1.96	0.55	3.09	0.60	40.92	0.53	NM	178.43	32.90	178.43	NM	0.24	1.88	NM
COBK	Colonial Financial Serv. of NJ*	10.75	10.75	-0.24	-2.16	-2.79	-0.25	-2.27	5.84	11.03	1.35	NM	79.28	8.52	79.28	NM	0.00	0.00	NM
DCOM	Dime Community Bancshars of NY*	10.35	9.07	1.04	10.46	6.60	1.69	16.88	1.28	40.47	0.57	15.15	152.29	15.76	176.22	9.39	0.56	3.24	49.12
ESBF	ESB Financial Corp. of PA*	10.27	8.26	0.81	8.26	6.87	0.78	7.99	0.97	36.13	NA	14.56	117.49	12.07	149.37	15.06	0.40	3.05	44.44
ESSA	ESSA Bancorp, Inc. of PA*	11.97	11.23	0.35	2.72	3.35	0.54	4.22	2.42	22.90	0.86	29.87	84.01	10.06	90.29	19.24	0.20	1.76	52.63
EBMT	Eagle Bancorp Montanta of MT*	9.65	8.24	0.46	3.78	4.53	-0.17	-1.41	0.36	103.09	0.84	22.06	89.07	8.59	105.93	NM	0.29	2.58	56.86
FSBW	FS Bancorp, Inc. of WA*	16.12	16.12	1.87	12.45	11.93	0.56	3.73	NA	NA	1.77	8.38	92.04	14.84	92.04	27.98	0.20	1.15	9.66
FFCO	FedFirst Financial Corp of PA*	17.18	16.87	0.81	4.68	5.58	0.82	4.72	1.23	73.96	1.16	17.92	88.17	15.15	90.13	17.76	0.24	1.26	22.64
FCAP	First Capital, Inc. of IN*	11.67	10.61	0.93	8.04	7.31	0.86	7.45	1.69	62.02	NA	13.69	108.28	12.63	120.52	14.76	0.80	3.87	52.98
FCLF	First Clover Leaf Fin Cp of IL*	12.85	11.09	0.76	5.55	6.39	0.52	3.76	2.95	32.83	1.49	15.66	87.75	11.28	103.70	23.10	0.24	2.60	40.68
FBNK	First Connecticut Bncorp of CT*	12.54	12.54	0.22	1.60	1.58	0.00	0.00	2.15	44.75	1.09	NM	105.22	13.19	105.22	NM	0.12	0.83	52.17
FDEF	First Defiance Fin. Corp of OH*	12.80	9.94	1.08	8.64	8.12	0.90	7.16	3.09	41.09	1.67	12.32	103.77	13.29	138.05	14.86	0.40	1.42	17.54
FFNM	First Fed of N. Michigan of MI*	11.14	11.11	-0.23	-1.99	-3.80	-0.39	-3.40	5.31	14.82	1.20	NM	53.86	6.00	54.05	NM	0.00	0.00	NM
FFBH	First Fed. Bancshares of AR*	13.77	13.77	0.08	0.56	0.21	-0.08	-0.56	5.03	51.03	3.80	NM	271.99	37.46	271.99	NM	0.20	2.06	NM
FFNW	First Fin NW, Inc of Renton WA*	20.73	20.73	1.97	9.96	10.11	2.03	10.24	9.97	13.69	1.85	9.89	98.16	20.35	98.16	9.62	0.16	1.50	14.81
BANC	First PacTrust Bancorp of CA*	8.00	7.57	0.59	5.26	4.79	-0.20	-1.75	NA	NA	0.91	20.86	110.35	8.83	117.18	NM	0.48	3.34	69.57
FSFG	First Savings Fin. Grp. of IN*	10.23	8.82	0.75	5.60	8.29	0.68	5.10	2.00	40.82	1.30	12.06	82.70	8.46	97.48	13.26	0.40	1.67	20.10
FXCB	Fox Chase Bancorp, Inc. of PA*	15.45	15.45	0.58	3.44	2.91	0.49	2.90	2.42	38.59	1.47	34.39	122.83	18.98	122.83	NM	0.32	1.82	62.75
FRNK	Franklin Financial Corp. of VA*	22.76	22.76	0.87	3.79	4.08	0.74	3.22	5.12	18.44	1.96	24.53	94.93	21.61	94.93	28.81	0.00	0.00	0.00
GTWN	Georgetown Bancorp, Inc. of MA*	14.42	14.42	0.47	3.78	3.56	-0.04	-0.36	1.61	51.16	NA	28.06	92.07	13.28	92.07	NM	0.16	1.08	30.19
GCBC	Green Co Bcrp MHC of NY (44.7)	8.85	8.85	1.03	11.67	7.15	1.04	11.82	NA	NA	1.92	13.99	158.97	14.08	158.97	13.81	0.70	3.29	46.05
HFFC	HF Financial Corp. of SD*	7.99	7.62	0.49	5.96	6.40	0.08	1.01	2.05	43.08	1.52	15.61	93.98	7.51	99.01	NM	0.45	3.47	54.22
HMNF	HMN Financial, Inc. of MN*	6.34	6.34	0.43	4.50	8.44	0.07	0.73	7.27	48.10	4.64	11.85	90.85	5.76	90.85	NM	0.00	0.00	0.00
HBK	Hamilton Bancorp, Inc. of MD*	20.31	19.61	-0.05	-0.45	-0.36	-0.09	-0.72	2.21	28.19	1.36	NM	75.89	15.42	79.29	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	13.00	13.00	0.51	3.75	3.68	0.41	2.98	2.21	35.65	NA	27.16	102.21	13.28	102.21	34.24	0.24	1.52	41.38
HBOS	Heritage Fin Group, Inc of GA*	8.89	8.58	0.93	9.10	7.29	0.87	8.52	1.30	52.36	1.11	13.72	127.39	11.32	132.35	14.66	0.16	0.83	11.35
HIFS	Hingham Inst. for Sav. of MA*	7.81	7.81	1.09	14.17	8.90	1.09	14.17	0.61	110.08	0.83	11.24	150.92	11.78	150.92	11.24	1.04	1.50	16.80
HBCP	Home Bancorp Inc. Lafayette LA*	14.65	14.46	0.92	6.41	6.92	0.76	5.29	1.89	33.20	0.90	14.46	90.92	13.32	92.30	17.52	0.00	0.00	0.00
HFBL	Home Federal Bancorp Inc of LA*	15.15	15.15	1.12	6.85	7.60	0.44	2.68	NA	NA	1.06	13.15	97.98	14.84	97.98	33.63	0.24	1.37	18.05
HMST	HomeStreet, Inc. of WA*	10.78	10.77	1.75	16.20	14.27	-3.92	-36.39	NA	NA	1.44	7.01	113.53	12.24	113.71	NM	0.44	2.06	14.47
HTBI	HomeTrust Bancshrs, Inc. of NC*	23.32	23.33	0.65	2.80	3.10	0.53	2.29	6.41	32.23	NA	32.30	90.32	21.07	90.32	39.39	0.00	0.00	0.00
HFBC	HopFed Bancorp, Inc. of KY*	10.33	10.32	0.37	3.26	4.22	0.15	1.36	1.47	67.56	1.75	23.69	86.99	8.99	87.13	NM	0.08	0.70	16.67
HCBK	Hudson City Bancorp, Inc of NJ(8)*	11.74	11.40	0.49	4.28	3.96	0.49	4.28	2.92	25.67	1.18	25.26	108.84	12.78	112.54	25.26	0.16	1.67	42.11

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 600
Arlington, Virginia 22201
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 9, 2013

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
				ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)											
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																			
IROQ	IF Bancorp, Inc. of IL*	15.50	15.50	0.71	4.27	5.00	0.54	3.25	1.40	51.74	1.35	20.00	86.39	13.39	86.39	26.23	0.00	0.00	0.00
ISBC	Investors Bcrp MHC of NJ(41.6)	8.46	7.84	0.81	9.32	3.89	0.74	8.47	NA	NA	1.39	25.68	230.07	19.47	249.89	28.28	0.20	0.90	22.99
JXSB	Jacksonville Bancorp Inc of IL*	13.96	13.21	1.16	8.42	9.73	0.73	5.28	1.34	81.04	NA	10.27	85.40	11.92	91.01	16.39	0.30	1.51	15.54
JFBI	Jefferson Bancshares Inc of TN*	10.59	10.37	0.25	2.49	3.57	0.25	2.49	4.29	26.12	NA	28.00	68.97	7.30	70.62	28.00	0.00	0.00	0.00
KFFB	KY Fst Fed Bp MHC of KY (38.9)	19.89	16.24	0.92	4.02	3.64	1.11	4.85	NA	NA	0.47	27.45	103.24	20.54	132.23	22.74	0.40	5.03	NM
KRNY	Kearny Fin Cp MHC of NJ (24.0)	14.86	11.80	0.23	1.37	0.99	0.18	1.09	1.24	30.26	0.80	NM	143.39	21.31	187.01	NM	0.00	0.00	0.00
LSBI	LSB Fin. Corp. of Lafayette IN*	10.95	10.95	0.75	7.13	7.00	0.29	2.77	3.29	51.00	2.15	14.28	98.39	10.77	98.39	36.75	0.20	0.80	11.43
LPSB	LaPorte Bancorp Inc. of IN*	17.04	15.52	0.93	6.14	6.80	0.72	4.71	1.89	46.21	1.53	14.70	80.37	13.69	89.87	19.16	0.16	1.49	21.92
LSBK	Lake Shore Bnp MHC of NY(38.7)	13.72	13.72	0.72	5.36	5.06	0.72	5.36	0.64	58.80	NA	19.75	104.68	14.37	104.68	19.75	0.28	2.36	46.67
LABC	Louisiana Bancorp, Inc. of LA*	17.64	17.64	0.78	4.41	4.75	0.49	2.77	0.62	105.87	0.88	21.03	94.76	16.72	94.76	33.50	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (39.2)	11.36	11.36	-1.84	-16.17	-17.07	-1.84	-16.17	7.55	17.02	1.94	NM	94.74	10.76	94.74	NM	0.00	0.00	NM
MCBK	Madison County Financial of NE*	21.60	21.27	1.24	8.56	5.76	1.06	7.30	0.11	NA	2.63	17.35	89.94	19.43	91.76	20.34	0.28	1.58	27.45
MGYR	Magyar Bancorp MHC of NJ(44.9)	8.61	8.61	0.08	0.91	0.98	-0.02	-0.26	NA	NA	0.91	NM	92.22	7.94	92.22	NM	0.00	0.00	0.00
MLVF	Malvern Bancorp, Inc. of PA*	14.17	14.17	0.05	0.43	0.42	0.00	0.00	4.09	22.52	1.39	NM	81.06	11.48	81.06	NM	0.11	0.92	NM
MFLR	Mayflower Bancorp, Inc. of MA(8)*	8.84	8.84	0.46	5.24	2.89	0.24	2.67	0.36	129.20	0.89	34.65	184.93	16.34	184.93	NM	0.24	1.22	42.11
EBSB	Meridian Fn Serv MHC MA (40.6)	9.52	9.03	0.47	4.65	2.41	0.21	2.09	2.16	40.34	1.15	NM	190.02	18.10	201.48	NM	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	7.71	7.58	0.70	8.69	6.44	0.59	7.38	0.44	50.41	1.07	15.54	141.17	10.89	143.77	18.31	0.52	1.59	24.64
NASB	NASB Fin, Inc. of Grandview MO*	16.14	15.97	2.64	18.67	14.76	-0.82	-5.81	8.52	20.63	NA	6.77	114.26	18.45	115.70	NM	0.90	3.26	22.06
NECB	NE Comm Bncrp MHC of NY (42.5)	24.25	24.02	-0.55	-2.40	-2.99	-0.55	-2.40	5.70	19.25	1.35	NM	81.51	19.77	82.61	NM	0.12	1.79	NM
NHTB	NH Thrift Bancshares of NH*	8.72	5.75	0.60	5.86	7.37	0.31	3.07	1.59	49.79	1.03	13.57	91.34	7.97	143.11	25.87	0.52	3.79	51.49
NVSL	Naugatuck Valley Fin Crp of CT*	12.58	12.58	-2.41	-17.87	-25.54	-2.67	-19.77	6.44	42.02	2.68	NM	77.80	9.79	77.80	NM	0.00	0.00	NM
NFSB	Newport Bancorp, Inc. of RI(8)*	12.53	12.53	0.29	2.48	2.15	0.36	3.15	1.13	81.59	1.11	NM	113.01	14.16	113.01	36.60	0.00	0.00	0.00
NFBK	Northfield Bancorp, Inc. of NJ*	26.16	25.71	0.60	3.38	2.25	0.58	3.25	1.89	52.75	2.01	NM	94.05	24.61	96.31	NM	0.24	2.00	NM
NWBI	Northwest Bancshares Inc of PA*	14.17	12.21	0.76	5.31	4.72	0.73	5.06	NA	NA	1.28	21.17	114.48	16.22	135.83	22.19	0.52	3.78	NM
OBAF	OBA Financial Serv. Inc of MD*	19.48	19.48	0.25	1.29	1.25	0.24	1.24	1.91	45.54	1.11	NM	103.79	20.22	103.79	NM	0.00	0.00	0.00
OSHC	Ocean Shore Holding Co. of NJ*	10.06	9.61	0.46	4.57	4.64	0.49	4.84	0.77	51.30	0.57	21.55	97.76	9.84	102.91	20.37	0.24	1.61	34.78
OCFC	OceanFirst Fin. Corp of NJ*	9.38	9.38	0.81	8.45	6.08	0.73	7.64	2.80	32.22	1.36	16.44	140.44	13.18	140.44	18.17	0.48	2.78	45.71
OFED	Oconee Fed Fn Cp MHC SC (35.0)	21.14	21.14	1.11	5.11	4.01	1.10	5.03	0.78	25.63	0.33	24.91	131.72	27.84	131.72	25.28	0.40	2.33	57.97
OABC	OmniAmerican Bancorp Inc of TX*	15.38	15.38	0.47	2.97	2.29	0.20	1.29	1.75	30.68	0.88	NM	131.13	20.17	131.13	NM	0.00	0.00	0.00
ONFC	Oneida Financial Corp. of NY*	13.04	9.65	0.82	6.23	5.77	0.92	6.92	0.37	106.04	0.90	17.32	105.01	13.69	147.37	15.59	0.48	3.42	59.26
ORIT	Oritani Financial Corp of NJ*	18.32	18.32	1.42	7.71	5.39	-22.27	NM	0.98	112.76	1.35	18.55	141.21	25.87	141.21	NM	0.70	4.34	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	11.24	9.84	0.25	2.25	2.91	0.32	2.91	NA	NA	1.21	34.41	74.71	8.40	86.67	26.59	0.16	2.74	NM
PVFC	PVF Capital Corp. of Solon OH(8)*	10.42	10.42	1.17	12.11	8.18	0.23	2.42	4.66	42.13	2.41	12.23	137.62	14.33	137.62	NM	0.00	0.00	0.00
PBHC	Pathfinder BC MHC of NY (39.5)	5.56	4.83	0.54	6.53	6.67	0.44	5.29	1.58	58.86	1.44	14.99	139.83	7.77	162.05	18.51	0.12	0.80	12.00
PEOP	Peoples Fed Bancshrs Inc of MA*	18.72	18.72	0.26	1.35	1.25	0.23	1.17	0.35	203.00	0.88	NM	109.75	20.54	109.75	NM	0.16	0.87	69.57
PBCT	Peoples United Financial of CT*	14.92	8.69	0.80	4.80	5.04	0.76	4.54	1.93	31.78	0.81	19.85	101.15	15.10	186.36	20.97	0.65	4.37	NM
PBSK	Poage Bankshares, Inc. of KY*	19.32	19.32	0.45	2.34	2.85	0.30	1.58	0.63	101.80	1.12	35.09	83.05	16.05	83.05	NM	0.16	1.06	37.21
PBCP	Polonia Bancorp, Inc. of PA*	15.21	15.21	0.04	NM	0.31	-0.12	NM	NA	NA	0.60	NM	81.70	12.43	81.70	NM	0.00	0.00	0.00
PROV	Provident Fin. Holdings of CA*	13.21	13.21	2.07	16.75	13.79	-1.56	-12.63	2.02	61.18	1.57	7.25	116.75	15.42	116.75	NM	0.40	2.22	16.13
PBNY	Provident NY Bncrp, Inc. of NY*	12.56	8.51	0.60	4.61	4.44	0.53	4.06	1.58	46.98	1.21	22.50	103.88	13.05	160.49	25.57	0.24	2.13	48.00
PBIP	Prudential Bncp MHC PA (24.9)	12.55	12.55	0.49	4.04	2.41	0.20	1.68	1.55	33.78	0.91	NM	165.67	20.79	165.67	NM	0.00	0.00	0.00
PULB	Pulaski Fin Cp of St. Louis MO*	7.24	6.97	0.90	9.99	10.58	0.20	2.27	NA	NA	1.60	9.45	117.51	8.51	122.50	NM	0.38	3.65	34.55
RVSB	Riverview Bancorp, Inc. of WA*	10.36	7.29	0.76	7.83	10.04	0.68	6.96	6.05	33.26	2.60	9.96	75.35	7.80	110.70	11.21	0.00	0.00	0.00
RCKB	Rockville Fin New, Inc. of CT*	13.60	13.56	0.83	5.30	4.86	0.62	3.98	1.06	84.58	1.13	20.56	116.67	15.87	117.08	27.42	0.40	3.04	62.50
ROMA	Roma Fin Corp MHC of NJ (25.5)(8)	12.11	12.02	0.03	0.28	0.10	0.02	0.14	NA	NA	0.82	NM	268.25	32.49	270.52	NM	0.00	0.00	0.00
SIFI	SI Financial Group, Inc. of CT*	13.09	12.77	-0.01	-0.08	-0.09	-0.05	-0.40	1.27	51.96	0.89	NM	90.64	11.86	93.22	NM	0.12	1.08	NM
SPBC	SP Bancorp, Inc. of Plano, TX*	11.34	11.34	0.57	4.91	5.02	-0.05	-0.40	2.82	29.85	NA	19.93	96.53	10.95	96.53	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD*	9.63	9.60	0.40	3.27	6.88	0.03	0.28	11.41	NA	NA	14.54	62.61	6.03	62.84	NM	0.00	0.00	0.00
SMPL	Simplicity Bancorp of CA*	16.59	16.21	0.59	3.55	4.29	0.46	2.79	2.81	26.00	0.89	23.29	85.78	14.23	88.18	29.69	0.32	2.11	49.23
STND	Standard Financial Corp. of PA*	17.55	15.77	0.64	3.55	4.64	0.59	3.30	0.91	100.30	NA	21.53	78.83	13.83	89.62	23.12	0.18	0.96	20.69
SIBC	State Investors Bancorp of LA*	17.58	17.58	0.27	1.45	1.77	0.27	1.45	NA	NA	NA	NM	88.10	15.49	88.10	NM	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA*	11.67	11.14	0.85	7.28	7.62	0.90	7.73	2.24	41.52	1.30	13.13	94.35	11.01	99.50	12.37	0.40	1.44	18.96
TFSL	TFS Fin Corp MHC of OH (26.5)	16.63	16.56	0.35	2.20	1.11	0.30	1.86	NA	NA	0.96	NM	196.33	32.65	197.32	NM	0.00	0.00	0.00
TBNK	Territorial Bancorp, Inc of HI*	13.98	13.97	0.96	6.87	6.29	0.76	5.47	0.50	20.64	0.20	15.89	108.71	15.20	108.81	19.93	0.52	2.29	36.36
TSBK	Timberland Bancorp, Inc. of WA*	10.56	9.85	0.54	4.39	6.48	0.29	2.35	6.63	22.90	2.00	15.43	78.69	8.31	85.04	28.80	0.12	1.39	21.43
TRST	TrustCo Bank Corp NY of NY*	7.84	7.82	0.88	10.88	6.68	0.84	10.34	1.52	71.20	1.72	14.98	165.95	13.02	166.40	15.74	0.26	4.23	63.41
UCBA	United Community Bancorp of IN*	14.26	13.71	0.38	3.31	3.71	0.09	0.78	NA	NA	2.17	26.97	70.40	10.04	73.64	NM	0.24	2.34	63.16
UCFC	United Community Fin. of OH*	10.40	10.40	-1.14	-11.44	-12.05	-1.70	-17.16	4.60	25.89	2.05	NM	93.14	9.69	93.14	NM	0.00	0.00	NM
UBNK	United Financial Bncrp of MA*	12.61	11.03	0.28	2.12	1.70	0.60	4.54	0.78	66.93	0.70	NM	105.58	13.31	122.93	27.43	0.44	2.67	NM
WSFS	WSFS Financial Corp. of DE*	8.54	7.83	0.81	8.40	6.44	0.44	4.64	1.34	69.98	1.46	15.53	144.75	12.36	158.92	28.13	0.48	0.79	12.21
WVFC	WVS Financial Corp. of PA*	11.82	11.82	0.45	4.05	5.47	0.45	4.05	NA	NA	NA	18.28	72.26	8.54	72.26	18.28	0.16	1.43	26.23
WSBF	Waterstone Fin MHC of WI(26.2)(8)	12.72	12.69	2.23	19.87	11.10	-1.52	-13.52	7.30	24.65	2.24	9.01	162.18	20.63	162.67	NM	0.00	0.00	0.00
WAYN	Wayne Savings Bancshares of OH*	9.50	9.10	0.50	5.04	6.51	0.46	4.68	2.34	31.83	1.19	15.36	79.88	7.59	83.79	16.56	0.32	3.02	46.38
WEBK	Wellesley Bancorp, Inc. of MA*	11.51	11.51	0.65	5.36	5.64	0.59	4.86	NA	NA	1.19	17.73	93.33	10.74	93.33	19.55	0.00	0.00	0.00
WBB	Westbury Bancorp, Inc. of WI*	15.82	15.82	0.15	NM	1.25	0.06	NM	3.05	30.21	1.49	NM	78.40	12.40	78.40	NM	0.00	0.00	0.00
WFD	Westfield Fin. Inc. of MA*	12.40	12.40	0.48	3.27	4.34	0.33	2.29	1.35	42.79	1.23	23.07	89.52	11.10	89.52	32.95	0.24	3.47	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 600
Arlington, Virginia 22201
(703) 528-1700

(continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 9, 2013

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
WBKC Wolverine Bancorp, Inc. of MI*	21.67	21.67	0.62	2.78	3.75	-0.01	-0.04	3.72	64.71	2.69	26.67	75.85	16.44	75.85	NM	0.00	0.00	0.00

EXHIBIT IV-2
Coastway Community Bank
Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
2003:	Quarter 1	7992.1	848.2	1341.2	1096.2	401.00
	Quarter 2	8985.4	974.5	1622.8	1266.6	476.07
	Quarter 3	9275.1	996.0	1786.9	1330.9	490.90
	Quarter 4	10453.9	1112.0	2003.4	1482.3	548.60
2004:	Quarter 1	10357.7	1126.2	1994.2	1585.3	562.20
	Quarter 2	10435.5	1140.8	2047.8	1437.8	546.62
	Quarter 3	10080.3	1114.6	1896.8	1495.1	556.00
	Quarter 4	10783.0	1211.9	2175.4	1605.6	595.10
2005:	Quarter 1	10503.8	1180.6	1999.2	1516.6	551.00
	Quarter 2	10275.0	1191.3	2057.0	1577.1	563.27
	Quarter 3	10568.7	1228.8	2151.7	1527.2	546.30
	Quarter 4	10717.5	1248.3	2205.3	1616.4	582.80
2006:	Quarter 1	11109.3	1294.8	2339.8	1661.1	595.50
	Quarter 2	11150.2	1270.2	2172.1	1717.9	601.14
	Quarter 3	11679.1	1335.9	2258.4	1727.1	634.00
	Quarter 4	12463.2	1418.3	2415.3	1829.3	658.60
2007:	Quarter 1	12354.4	1420.9	2421.6	1703.6	634.40
	Quarter 2	13408.6	1503.4	2603.2	1645.9	622.63
	Quarter 3	13895.6	1526.8	2701.5	1523.3	595.80
	Quarter 4	13264.8	1468.4	2652.3	1058.0	492.85
2008:	Quarter 1	12262.9	1322.7	2279.1	1001.5	442.5
	Quarter 2	11350.0	1280.0	2293.0	822.6	332.2
	Quarter 3	10850.7	1166.4	2082.3	760.1	414.8
	Quarter 4	8776.4	903.3	1577.0	653.9	268.3
2009:	Quarter 1	7608.9	797.9	1528.6	542.8	170.1
	Quarter 2	8447.0	919.3	1835.0	538.8	227.6
	Quarter 3	9712.3	1057.1	2122.4	561.4	282.9
	Quarter 4	10428.1	1115.1	2269.2	587.0	260.8
2010:	Quarter 1	10856.6	1169.4	2398.0	626.3	301.1
	Quarter 2	9744.0	1030.7	2109.2	564.5	257.2
	Quarter 3	9744.0	1030.7	2109.2	564.5	257.2
	Quarter 4	11577.5	1257.6	2652.9	592.2	290.1
2011:	Quarter 1	12319.7	1325.8	2781.1	578.1	293.1
	Quarter 2	12414.3	1320.6	2773.5	540.8	266.8
	Quarter 3	10913.4	1131.4	2415.4	443.2	198.9
	Quarter 4	12217.6	1257.6	2605.2	481.4	221.3
2012:	Quarter 1	13212.0	1408.5	3091.6	529.3	284.9
	Quarter 2	12880.1	1362.2	2935.1	511.6	257.3
	Quarter 3	13437.1	1440.7	3116.2	557.6	276.8
	Quarter 4	13104.1	1426.2	3019.5	565.8	292.7
2013:	Quarter 1	14578.5	1569.2	3267.5	602.3	318.9
	Quarter 2	14909.6	1606.3	3403.3	625.3	346.7
	As of August 9, 2013	15425.5	1691.4	3660.1	664.6	369.5

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3
Coastway Community Bank
Historical Thrift Stock Indices

Index Values

	Index Values				Price Appreciation (%)		
	Jul 31, 13	Jun 28, 13	Dec 31, 12	Jul 31, 12	1 Month	YTD	LTM
All Pub. Traded Thrifts	659.0	625.3	565.8	516.7	5.40	16.48	27.53
MHC Index	3,760.3	3,602.2	3,160.3	2,884.4	4.39	18.99	30.37
Stock Exchange Indexes							
NYSE Thrifts	123.3	115.5	110.0	99.4	6.70	12.12	24.01
OTC Thrifts	1,815.0	1,729.5	1,539.2	1,410.3	4.95	17.92	28.70
Geographic Indexes							
Mid-Atlantic Thrifts	2,637.2	2,477.8	2,278.3	2,107.1	6.43	15.75	25.15
Midwestern Thrifts	2,066.5	1,951.2	1,771.6	1,568.6	5.91	16.65	31.74
New England Thrifts	1,905.3	1,885.6	1,620.7	1,536.0	1.05	17.56	24.04
Southeastern Thrifts	309.8	312.8	285.7	242.0	-0.95	8.43	28.02
Southwestern Thrifts	518.2	502.0	505.7	460.0	3.21	2.47	12.65
Western Thrifts	82.3	72.8	64.0	57.2	12.97	28.49	43.86
Asset Size Indexes							
Less than $250M	864.4	858.0	816.0	787.7	0.74	5.92	9.73
$250M to $500M	3,836.0	3,739.8	3,246.7	2,935.6	2.57	18.15	30.67
$500M to $1B	1,631.6	1,559.7	1,368.8	1,282.9	4.61	19.20	27.19
$1B to $5B	2,024.3	1,901.9	1,777.7	1,619.6	6.43	13.87	24.98
Over $5B	296.7	282.1	252.8	230.7	5.19	17.38	28.64
Pink Indexes							
Pink Thrifts	189.8	187.0	164.1	157.1	1.54	15.68	20.86
Less than $75M	853.8	503.7	438.1	485.2	69.49	94.89	75.95
Over $75M	189.4	188.4	165.4	157.7	0.54	14.52	20.08
Comparative Indexes							
Dow Jones Industrials	15,499.5	14,909.6	13,104.1	13,008.7	3.96	18.28	19.15
S&P 500	1,685.7	1,606.3	1,426.2	1,379.3	4.95	18.20	22.21

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrial stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Exhibit IV-4
Rhode Island Bank and Thrift Acquisitions 2000-Present

						Target Financials at Announcement							Deal Terms and Pricing at Announcement						
Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	TE/A (%)	LTM ROAA (%)	LTM ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
3/5/2013		SI Financial Group Inc.	CT	Newport Bancorp Inc.	RI	449,413	11.83	11.83	0.34	2.96	1.17	76.40	63.9	17.59	115.8	115.8	38.2	14.23	4.05
4/19/2011	1/1/2012	Brookline Bancorp Inc.	MA	Bancorp Rhode Island Inc.	RI	1,603,759	8.02	7.31	0.62	7.73	1.13	109.74	233.7	48.14	174.9	193.3	22.9	14.57	11.76
11/30/2009	5/4/2010	Federal One Holdings LLC	MA	Sargent Investors Inc.	RI	241,212	10.19	10.13	-0.63	-6.26	2.30	49.25	NA	NA	NA	NA	NA	NA	NA
7/17/2006	11/30/2006	First Marblehead Corp.	MA	Union Bank	RI	39,768	11.13	11.13	-1.11	-9.53	0.00	NA	6.9	NA	155.9	155.9	NM	17.35	8.66
4/9/2005	10/15/2005	Newport FSB	RI	Westerly SB	RI	77,264	6.37	6.37	0.44	6.69	0.10	424.36	NA	NA	NA	NA	NA	NA	NA
11/12/2001	4/16/2002	Washington Trust Bancorp Inc.	RI	First Financial Corp.	RI	174,148	10.61	10.61	NA	NA	0.00	0.00	38.8	32.00	210.3	210.3	18.3	22.30	18.74
				Averages:		430,927	9.69	9.56	-0.07	0.32	0.78	131.95	85.8	32.58	164.2	168.8	26.5	17.11	10.80
				Medians:		207,680	10.40	10.37	0.34	2.96	0.62	76.40	51.4	32.00	165.4	174.6	22.9	15.96	10.21

Source: SNL Financial, LC.

Exhibit IV-5
Coastway Community Bank
Director and Senior Management Summary Resumes

Directors:

Mark E. Crevier is a Certified Public Accountant and has served as chairman of the board of directors of Coastway Community Bank since 1998. He also serves on the Executive Committee. Mr. Crevier served as an executive with a number of hospital and health care organizations beginning in 1985. From 2005 to 2008 he served as president and chief executive officer of Kent County Hospital in Warwick, Rhode Island, retiring in 2008. He currently serves as an Executive-in-Residence at the University of Rhode Island. Mr. Crevier's executive service experience and accounting expertise bring valuable insight to the board of directors.

Francis X. Flaherty is an Associate Justice of the Rhode Island Supreme Court and has served in that position since 2003. Prior to his tenure on the court, Justice Flaherty served on the city council of the City of Warwick from 1978 until 1985. He served as the Mayor of Warwick from 1984 until 1991. Prior to his service on the court, he was engaged in the private practice of law in Providence and Warwick, Rhode Island. Justice Flaherty's broad community service provides the board with a wide range of skills and experience to address the many issues facing a financial institution in today's complex regulatory and economic environment.

Debra M. Paul is the chief executive officer of Fellowship Health Resources, Inc. in Lincoln, Rhode Island which provides counseling and support services to people with emotional, mental and behavioral disorders. Prior to her appointment as chief executive officer in July 2013, she served as chief financial officer of the organization from January 2012 until June 2013. From 2006 until October 2011, she served as chief financial officer of Women and Infants Hospital, Providence, Rhode Island. Ms. Paul is also a Certified Public Accountant. Ms. Paul's accounting expertise and executive and financial management experience brings a valuable resource to the board.

William A. White has served as president and chief executive officer of Coastway Community Bank and its predecessor Warwick Credit Union since 1994. Mr. White is a present and past board member of a number of community service organizations in Rhode Island including the Providence Performing Arts Center and the Meeting Street School. Mr. White's service on the board of directors provides the board with first hand information on the bank's operations and his leadership in the growth of the bank and its conversion to a mutual savings bank in 2009 evidence strong leadership qualities that are an asset to the board.

Dennis M. Murphy is a former executive with Gateway Healthcare, Inc., Pawtucket, Rhode Island, where he was involved in sales and customer relations, from which he retired in 2012 after seven years of service. From 1997 to 2004 he served as the president and chief executive officer of the United Way of Rhode Island. He also served as an executive vice president with Fleet Bank from 1972 to 1996 where he managed the small business lending division among other duties. He has been a board member of the Gabelli School of Business at Roger Williams University since 2003. Mr. Murphy's extensive experience in small business lending provides Coastway Community Bank with valuable expertise in an important business line for the bank.

Exhibit IV-5 (continued)
Coastway Community Bank
Director and Senior Management Summary Resumes

James P. Fiore is the founder and president of Thames Records Management, Inc., a digital scanning and software company located in Stonington, Connecticut. Mr. Fiore founded the company in 2008 after selling AMS Imaging, a scanning and software company that he founded and operated for 40 years. Mr. Fiore has served as corporate secretary of Coastway Community Bank since 2000. Mr. Fiore's extensive experience in records management and technology provide the board of directors with valuable expertise on similar issues concerning the bank.

Peter A. Koch is the chairman of the board of Candescent Eye Management, LLC, the owner of Koch Eye Associates, a full service eye care center with 12 offices throughout Rhode Island and Massachusetts. From 1984to 2012, he served as the chief executive officer of Koch Eye Associates. Mr. Koch is a present and past board member of a number of community service organizations in Rhode Island. Mr. Koch's accounting background and management experience with a successful health care company bring a valuable financial and business background to the board of directors.

Lynda Dickinson is the founder and chief executive officer of CHILD, Inc., a private non-profit comprehensive child development and family services agency serving children from low-income families from pre-birth to age five through four facilities located in Kent County, Rhode Island. She founded the organization in 1976. Ms. Dickinson is a present and past board member of a number of community service organizations in Rhode Island, including the New England Head Start Association. Ms. Dickinson's financial and managerial skills bring valuable expertise to the board.

Phillip Kydd serves as vice chairman of the board, a position he has held since 2010. Mr. Kydd has served as the Deputy Director of the Rhode Island Department of Transportation since 2010. He started his service with the Department of Transportation in 1986 and held the position of Assistant Director of Administration immediately before attaining his current position. Mr. Kydd has oversight of engineering, construction and professional service contracts in excess of $1 billion. Mr. Kydd is a present and past board member of a number of community service and educational organizations, including the Rhode Island Urban League and the New England Institute of Technology. Mr. Kydd's executive service with the Department of Transportation provides the board with expertise in addressing budgetary planning, administration and contract negotiating.

David P. DiSanto, a Certified Public Accountant, is a partner in the accounting firm of DiSanto, Priest & Co. and has over 30 years experience in public accounting. His accounting practice focuses on privately held businesses and high net worth individuals. Prior to establishing his firm in 2003, Mr. DiSanto was employed by KPMG Peat Marwick and served as a manager in the Private Business Group. Mr. DiSanto's accounting expertise provides the board of directors with perspective on Coastway Community Bank's financial and accounting practices as well as its relationship with internal and external auditors.

Exhibit IV-5 (continued)
Coastway Community Bank
Director and Senior Management Summary Resumes

Executive Officers Who Are Not Directors:

Richard H. Petrarca is executive vice president and chief operating officer. Prior to his appointment in May 2013 he served as the chief financial officer, a position he held since 1993.

Paul G. Wielgus has been executive vice president and chief credit officer since 2009. In this capacity he oversees the credit policy and loan review function of the bank and chairs the credit committee. He also serves as the bank's Community Reinvestment Act officer. Prior to joining the bank in 2009 he served as senior vice president and senior credit officer at Bank Rhode Island beginning in 1998. Previously, he held senior credit positions with BankBoston and the Rhode Island Hospital Trust National Bank. He has over 30 years of credit related experience. He is a past and present board member of a number of community service organizations.

Jeanette Fritz has served as executive vice president and chief financial officer since May 2013. Prior to joining the bank, she was an audit partner at KPMG LLP where she was employed from 1987 until 2012. Ms. Fritz primarily performed audits of community banks as well as other financial services organizations during her tenure at KPMG. Ms. Fritz is a certified public accountant.

Jana M. Planka is executive vice president and chief retail officer since January 2010. She has held a number of managerial positions at Coastway Community Bank, including consumer and residential mortgage lending, sales and marketing and branch operations since joining the bank's predecessor in 1994. Prior to joining Coastway Community Bank's predecessor, Ms. Planka was employed at Fleet National Bank in the retail and community lending divisions. She is a present and past board member of a number of community service organizations in the Providence metropolitan area.

Stephen J. Gibbons is executive vice president in charge of business lending, a position he has held since 2008. Prior to joining the bank, he served in various senior lending positions with Bank Rhode Island from 1996 to 2008. Mr. Gibbons has served with a number of community service organizations in the Cranston metropolitan area.

Source: Coastway Bancorp's preliminary prospectus.

Exhibit IV-6
Coastway Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

	Coastway Community Bank Historical at June 30, 2013		Pro Forma at June 30, 2013, Based Upon the Sale in the Offering of							
			3,102,500 Shares		3,650,000 Shares		4,197,500 Shares		4,827,125 Shares[1]	
	Amount	Percent of Assets[2]	Amount	Percent of Assets[2]	Amount	Percent of Assets[2]	Amount	Percent of Assets[2]	Amount	Percent of Assets[2]
					(Dollars in thousands)					
Equity	$ 27,595	7.34%	$ 38,305	9.82%	$ 40,340	10.27%	$ 42,374	10.71%	$ 44,715	11.21%
Tier 1 leverage capital[3]	$ 28,072	7.75%	$ 38,782	10.29%	$ 40,817	10.76%	$ 42,851	11.21%	$ 45,192	11.73%
Requirement	18,111	5.00	18,837	5.00	18,973	5.00	19,108	5.00	19,264	5.00
Excess	$ 9,961	2.75%	$ 19,945	5.29%	$ 21,844	5.76%	$ 23,743	6.21%	$ 25,928	6.73%
Tier 1 risk-based capital	$ 28,072	9.81%	$ 38,782	13.22%	$ 40,817	13.85%	$ 42,851	14.47%	$ 45,192	15.18%
Requirement	17,169	6.00	17,605	6.00	17,686	6.00	17,768	6.00	17,861	6.00
Excess	$ 10,903	3.81%	$ 21,177	7.22%	$ 23,131	7.85%	$ 25,083	8.47%	$ 27,331	9.18%
Total risk-based capital[3]	$ 29,669	10.37%	$ 40,379	13.76%	$ 42,414	14.39%	$ 44,448	15.01%	$ 46,789	15.72%
Requirement	28,616	10.00	29,342	10.00	29,477	10.00	29,613	10.00	29,769	10.00
Excess	$ 1,053	0.37%	$ 11,037	3.76%	$ 12,937	4.39%	$ 14,835	5.01%	$ 17,020	5.72%
Reconciliation:										
Net proceeds infused into Coastway Community Bank			$ 14,815		$ 17,527		$ 20,239		$ 23,359	
Less: Common stock acquired by employee stock ownership plan			(2,536)		(2,988)		(3,440)		(3,959)	
Less: Common stock acquired by stock-based benefit plan			(1,268)		(1,494)		(1,720)		(1,980)	
Less: Cash contribution to Foundation			(300)		(300)		(300)		(300)	
Pro forma increase in Tier 1 and total risk-based capital			$ 10,710		$ 12,745		$ 14,780		$ 17,120	

(1) As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.
(2) Leverage capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets. Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 50% risk weighting.

Source: Coastway Bancorp's preliminary prospectus.

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Coastway Community Bank
Prices as of August 9, 2013

Valuation Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Rhode Island Companies Mean	Rhode Island Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	52.66 x	24.96x	27.61x	NM	NM	18.71x	17.34x
Price-core earnings multiple	=	P/CE	37.32 x	24.66x	25.78x	36.60x	37.60x	22.08x	21.58x
Price-book ratio	=	P/B	64.06%	96.60%	95.34%	113.01%	113.01%	103.20%	95.24%
Price-tangible book ratio	=	P/TB	64.06%	97.37%	97.92%	113.01%	113.01%	111.52%	99.25%
Price-assets ratio	=	P/A	9.19%	13.66%	13.28%	14.16%	14.16%	13.24%	12.63%

Valuation Parameters				% of Offering	% of Offering + Foundation
Pre-Conversion Earnings (Y)	$966,000	(12 Mths 6/13)	ESOP Stock as % of Offering (E)	8.1862%	8.0000%
Pre-Conversion Core Earnings	$1,257,610	(12 Mths 6/13)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)	$27,595,000	(6/13)	ESOP Amortization (T)	25.00 years	
Intangibles	$0	(6/13)	RRP Stock as % of Offering (M)	4.0931%	4.0000%
Pre-Conv. Tang. Book Value (B)	$27,595,000	(6/13)	Stock Programs Vesting (N)	5.00 years	
Pre-Conversion Assets (A)	$375,746,000	(6/13)	Fixed Expenses	$1,120,000	
Reinv. Rate: (5 Yr Treas)@6/2013	1.410%		Subscr/Dir Comm Exp (Mdpnt)	$326,370	1.00%
Tax rate (TAX)	39.50%		Total Expenses (Midpoint)	$1,446,370	
A-T Reinvestment Rate(R)	0.853%		Syndicate Expenses (Mdpnt)	$0	0.00%
Est. Conversion Expenses (1)(X)	3.87%		Syndicate Amount	$0	
Insider Purchases ($)	$875,000		Percent Sold (PCT)	100.00%	
Price/Share	$10.00		MHC Assets	$0	
Foundation Cash Contrib. (FC)	$300,000		Options as % of Offering (O1)	10.2328%	10.00%
Found. Stk Contrib (% of Total Shrs (F	2.2751%		Estimated Option Value (O2)	38.90%	
Foundation Tax Benefit (Z)	$454,151		Option Vesting Period (O3)	5.00 years	
Foundation Amount (Mdpt.)	$849,750		% of Options taxable (O4)	25.00%	

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $37,349,750

1. $V = \frac{P/E * (Y)}{1 - P/Core\ E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $37,349,750

2. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $37,349,750

2. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$ V= $37,349,750

3. $V = \frac{P/A * (A+Z+PA)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$ V= $37,349,750

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Market Value of Stock Sold in Offering	Market Value of Stock Issued in Reorganization
Supermaximum	0	4,827,125	122,054	4,949,179	$10.00	$48,271,250	$49,491,790
Maximum	0	4,197,500	102,221	4,299,721	10.00	41,975,000	$42,997,210
Midpoint	0	3,650,000	84,975	3,734,975	10.00	36,500,000	$37,349,750
Minimum	0	3,102,500	67,729	3,170,229	10.00	31,025,000	$31,702,290

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	0.000%	97.534%	2.466%	100.000%
Maximum	0.000%	97.623%	2.377%	100.000%
Midpoint	0.000%	97.725%	2.275%	100.000%
Minimum	0.000%	97.864%	2.136%	100.000%

(1) Estimated offering expenses at midpoint of the offering.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Coastway Community Bank
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$31,025,000**
	Market Value of Shares Issued to Foundation:	**677,290**
	Total Market Value of Company:	**$31,702,290**
2.	Offering Proceeds of Shares Sold In Offering	$31,025,000
	Less: Estimated Offering Expenses	1,396,138
	Net Conversion Proceeds	$29,628,862
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$29,628,862
	Less: Cash Contribution to Foundation	(300,000)
	Less: Non-Cash ESOP Stock Purchases (1)	(2,536,183)
	Less: Non-Cash MRP Stock Purchases (2)	(1,268,092)
	Net Conversion Proceeds Reinvested	$25,524,587
	Estimated After-Tax Reinvestment Rate	0.85%
	Earnings from Reinvestment of Proceeds	$217,737
	Less: Estimated cost of ESOP borrowings(1)	0
	Less: Amortization of ESOP borrowings(1)	(61,376)
	Less: Stock Programs Vesting (2)	(153,439)
	Less: Option Plan Vesting (3)	(222,288)
	Net Earnings Increase	($219,365)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2013 (reported)	$966,000	($219,365)	$746,635
12 Months ended June 30, 2013 (core)	$1,257,610	($219,365)	$1,038,245

5. Pro Forma Net Worth	Before Conversion	Net Equity Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2013	$27,595,000	$25,524,587	$386,030	$53,505,617
June 30, 2013 (Tangible)	$27,595,000	$25,524,587	$386,030	$53,505,617

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2013	$375,746,000	$25,524,587	$386,030	$401,656,617

(1) ESOP stock (8% of offering) amortized over 25 years, amortization expense is tax effected at 39.5%.
(2) Stock programs (4% of offering) amortized over 5 years, amortization expense is tax effected at 39.5%.
(3) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Coastway Community Bank
At the Midpoint of the Range

1.	**Market Value of Shares Sold In Offering:**	**$36,500,000**
	Market Value of Shares Issued to Foundation:	**849,750**
	Total Market Value of Company:	**$37,349,750**
2.	Offering Proceeds of Shares Sold In Offering	$36,500,000
	Less: Estimated Offering Expenses	1,446,370
	Net Conversion Proceeds	$35,053,630
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$35,053,630
	Less: Cash Contribution to Foundation	(300,000)
	Less: Non-Cash ESOP Stock Purchases (1)	(2,987,980)
	Less: Non-Cash MRP Stock Purchases (2)	(1,493,990)
	Net Conversion Proceeds Reinvested	$30,271,660
	Estimated After-Tax Reinvestment Rate	0.85%
	Earnings from Reinvestment of Proceeds	$258,232
	Less: Estimated cost of ESOP borrowings(1)	0
	Less: Amortization of ESOP borrowings(1)	(72,309)
	Less: Stock Programs Vesting (2)	(180,773)
	Less: Option Plan Vesting (3)	(261,886)
	Net Earnings Increase	($256,736)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2013 (reported)	$966,000	($256,736)	$709,264
12 Months ended June 30, 2013 (core)	$1,257,610	($256,736)	$1,000,874

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2013	$27,595,000	$30,271,660	$454,151	$58,320,811
June 30, 2013 (Tangible)	$27,595,000	$30,271,660	$454,151	$58,320,811

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2013	$375,746,000	$30,271,660	$454,151	$406,471,811

(1) ESOP stock (8% of offering) amortized over 25 years, amortization expense is tax effected at 39.5%.
(2) Stock programs (4% of offering) amortized over 5 years, amortization expense is tax effected at 39.5%.
(3) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Coastway Community Bank
At the Maximum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$41,975,000**
	Market Value of Shares Issued to Foundation:	**1,022,210**
	Total Market Value of Company:	**$42,997,210**
2.	Offering Proceeds of Shares Sold In Offering	$41,975,000
	Less: Estimated Offering Expenses	1,496,602
	Net Conversion Proceeds	$40,478,398
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$40,478,398
	Less: Cash Contribution to Foundation	(300,000)
	Less: Non-Cash ESOP Stock Purchases (1)	(3,439,777)
	Less: Non-Cash MRP Stock Purchases (2)	(1,719,888)
	Net Conversion Proceeds Reinvested	$35,018,733
	Estimated After-Tax Reinvestment Rate	0.85%
	Earnings from Reinvestment of Proceeds	$298,727
	Less: Estimated cost of ESOP borrowings(1)	0
	Less: Amortization of ESOP borrowings(1)	(83,243)
	Less: Stock Programs Vesting (2)	(208,106)
	Less: Option Plan Vesting (3)	(301,485)
	Net Earnings Increase	($294,106)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2013 (reported)	$966,000	($294,106)	$671,894
12 Months ended June 30, 2013 (core)	$1,257,610	($294,106)	$963,504

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2013	$27,595,000	$35,018,733	$522,273	$63,136,006
June 30, 2013 (Tangible)	$27,595,000	$35,018,733	$522,273	$63,136,006

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2013	$375,746,000	$35,018,733	$522,273	$411,287,006

(1) ESOP stock (8% of offering) amortized over 25 years, amortization expense is tax effected at 39.5%.
(2) Stock programs (4% of offering) amortized over 5 years, amortization expense is tax effected at 39.5%.
(3) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Coastway Community Bank
At the Supermaximum Value

1.	**Market Value of Shares Sold In Offering:**	**$48,271,250**
	Market Value of Shares Issued to Foundation:	**1,220,540**
	Total Market Value of Company:	**$49,491,790**
2.	Offering Proceeds of Shares Sold In Offering	$48,271,250
	Less: Estimated Offering Expenses	1,554,369
	Net Conversion Proceeds	$46,716,881
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$46,716,881
	Less: Cash Contribution to Foundation	(300,000)
	Less: Non-Cash ESOP Stock Purchases (1)	(3,959,337)
	Less: Non-Cash MRP Stock Purchases (2)	(1,979,664)
	Net Conversion Proceeds Reinvested	$40,477,880
	Estimated After-Tax Reinvestment Rate	0.85%
	Earnings from Reinvestment of Proceeds	$345,297
	Less: Estimated cost of ESOP borrowings(1)	0
	Less: Amortization of ESOP borrowings(1)	(95,816)
	Less: Stock Programs Vesting (2)	(239,540)
	Less: Option Plan Vesting (3)	(347,023)
	Net Earnings Increase	($337,083)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2013 (reported)	$966,000	($337,083)	$628,917
12 Months ended June 30, 2013 (core)	$1,257,610	($337,083)	$920,527

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2013	$27,595,000	$40,477,880	$600,613	$68,673,493
June 30, 2013 (Tangible)	$27,595,000	$40,477,880	$600,613	$68,673,493

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2013	$375,746,000	$40,477,880	$600,613	$416,824,493

(1) ESOP stock (8% of offering) amortized over 25 years, amortization expense is tax effected at 39.5%.
(2) Stock programs (4% of offering) amortized over 5 years, amortization expense is tax effected at 39.5%.
(3) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-9
Core Earnings Analysis
Comparable Institution Analysis
For the 12 Months Ended June 30, 2013

Comparable Group		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% ($000)	Less: Extraordinary Items ($000)	Estimated Core Income to Common ($000)	Shares (000)	Estimated Core EPS ($)
ALLB	Alliance Bancorp, Inc. of PA(1)	2,459	806	-274	0	2,991	5,136	0.58
BLMT	BSB Bancorp, Inc. of MA	1,445	-1,999	680	0	126	9,388	0.01
CBNK	Chicopee Bancorp, Inc. of MA	2,926	177	-60	0	3,043	5,429	0.56
COBK	Colonial Financial Serv. of NJ(1)	-1,500	-144	49	0	-1,595	3,853	-0.41
GTWN	Georgetown Bancorp, Inc. of MA(1)	1,004	-1,670	568	0	-98	1,887	-0.05
HBNK	Hampden Bancorp, Inc. of MA(1)	3,266	-1,062	361	0	2,565	5,630	0.46
PEOP	Peoples Fed Bancshrs Inc of MA(1)	1,470	-309	105	0	1,266	6,473	0.20
SIFI	SI Financial Group, Inc. of CT	-92	-624	212	0	-504	10,111	-0.05
THRD	TF Fin. Corp. of Newtown PA	6,002	541	-184	0	6,359	2,842	2.24
WEBK	Wellesley Bancorp, Inc. of MA	2,396	-338	115	0	2,173	2,478	0.88

(1) Financial information is for the twelve months ended March 31, 2013.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Advisory | Planning | Valuation

FIRM QUALIFICATION STATEMENT

RP® Financial ("RP®) provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies, insurance companies and other financial services companies.

STRATEGIC PLANNING SERVICES

RP®'s strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, developing strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

MERGER ADVISORY SERVICES

RP®'s merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses, valuing intangible assets and supporting the implementation of post-acquisition strategies. Our merger advisory services involve transactions of financially healthy companies and failed bank deals. RP® is also expert in de novo charters and shelf charters. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP®'s merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP®'s extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, goodwill impairment, insurance company demutualizations, ESOPs, subsidiary companies, merger accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

OTHER CONSULTING SERVICES

RP® offers other consulting services including evaluating the impact of regulatory changes (TARP, etc.), branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are facilitated by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Name	Telephone	E-mail
Ronald S. Riggins, Managing Director (30)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (27)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Director (28)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (25)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (24)	(703) 647-6549	joren@rpfinancial.com
Marcus Faust, Director (23)	(703) 647-6553	mfaust@rpfinancial.com
Timothy M. Biddle, Senior Vice President (21)	(703) 647-6552	tbiddle@rpfinancial.com
Marcus Faust, Senior Vice President (23)	(703) 647-6553	mfaust@rpfinancial.com
Janice Hollar, Senior Vice President (29)	(703) 647-6554	jhollar@rpfinancial.com
Carla Pollard, Senior Vice President (22)	(703) 647-6556	cpollard@rpfinancial.com

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com